SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 15, 2019

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO S.A.

Interim financial statements as of September 30, 2018 together with the Reports on review of interim financial statements.

CONTENT

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

CORPORATE NAME: Banco Macro SA

REGISTERED OFFICE: Avenida Eduardo Madero 1182 – Autonomous City of Buenos Aires

CORPORATE PURPOSE AND MAIN ACTIVITY: Commercial Bank

CENTRAL BANK OF ARGENTINA: Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1154 - By-laws Book No. 2, Folio 75 dated March 8, 1967

BY-LAWS EXPIRY DATE: March 8, 2066

REGISTRATION WITH THE IGJ (SUPERINTENDENCY OF CORPORATIONS): Under No. 9777 – Corporations Book No. 119 Volume A of Sociedades Anónimas, dated October 8, 1996.

PERSONAL TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014, November 2, 2018.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Items	Notes	09/30/2018	12/31/2017	12/31/2016

ASSETS
Cash and Deposits in Banks		68,919,144	35,561,574	35,986,159
Cash		8,827,570	6,761,426	4,871,152
Financial Entities and Correspondent Banks
Central Bank of Argentina		50,418,950	23,703,476	28,482,100
Other Local and Foreign Entities		9,393,704	3,781,451	2,631,916
Other		278,920	1,315,221	991
Debt Securities at fair value through profit or loss	33	1,759,514	1,086,028	332,481
Derivative Financial Instruments		71,448	8,228	9,721
Repo Transactions			1,419,808	19,124
Other financial assets		3,308,620	2,272,679	1,105,513
Loans and other financing		174,288,332	132,658,674	88,390,646
Non-financial Public Sector		1,942,463	1,865,886	1,584,960
Other Financial Entities		4,647,095	3,239,511	1,713,170
Non-financial Private Sector and Foreign Residents		167,698,774	127,553,277	85,092,516
Other Debt Securities	33	44,976,139	34,703,765	20,395,499
Financial Assets delivered as guarantee	23	6,241,177	7,638,352	3,690,694
Investments in Equity Instruments	33	51,864	282,659	406,868
Investment in associates and joint arrangements	6	85,388	218,947	124,268
Property, Plant and Equipment		7,897,634	7,092,813	6,131,029
Intangible Assets		1,147,410	828,022	586,915
Deferred Income Tax Assets		56,780	27,762
Other Non-financial Assets		2,216,041	2,339,869	2,097,090
Non-current assets held for sale	8	126,467	199,890	94,588
TOTAL ASSETS		311,145,958	226,339,070	159,370,595

Delfín Jorge Ezequiel Carballo Chairperson
1

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Items	Notes	09/30/2018	12/31/2017	12/31/2016

LIABILITIES
Deposits		212,568,606	144,129,177	111,862,805
Non-financial Public Sector		20,073,754	12,890,701	9,468,055
Financial Sector		149,865	81,359	55,867
Non-financial Private Sector and Foreign Residents		192,344,987	131,157,117	102,338,883
Liabilities at fair value through profit or loss		233	6,450
Derivative Financial Instruments		211, 707	23,107
Repo Transactions			2,688,093	1,095,634
Other Financial Liabilities		12,794,652	10,561,203	6,341,674
Financing received from the Central Bank of Argentina and other financial entities		3,245,527	1,174,111	260,458
Issued Corporate Bonds	28	6,512,560	4,712,216	1,684,636
Current Income Tax Liabilities		2,108,987	3,975,320	1,749,800
Subordinated Corporate Bonds	28	16,796,368	7,565,759	6,376,537
Provisions	9	798,380	694,919	335,007
Deferred Income Tax Liabilities		131,559	496,849	1,321,393
Other Non-financial Liabilities		5,012,283	3,576,001	3,164,158
TOTAL LIABILITIES		260,180,862	179,603,205	134,192,102

Delfín Jorge Ezequiel Carballo Chairperson
2

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Items	Notes	09/30/2018	12/31/2017	12/31/2016

SHAREHOLDERS’ EQUITY

Capital Stock		669,663	669,663	584,563
Non-capital contributions		12,428,461	12,428,461	399,499
Adjustments to Shareholders’ Equity		4,511	4,511	4,511
Earnings Reserved		23,289,919	20,363,386	14,384,820
Unappropiated Retained Earnings		3,264,742	2,799,085	2,990,757
Other Comprehensive Income		819,298	204,560	65,711
Net Income for the period / fiscal year		10,485,979	10,065,357	6,540,832
Net Shareholders’ Equity attributable to controlling interests		50,962,573	46,535,023	24,970,693

Net Shareholders’ Equity attributable to non-controlling interests		2,523	200,842	207,800

TOTAL SHAREHOLDERS’ EQUITY		50,965,096	46,735,865	25,178,493

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		311,145,958	226,339,070	159,370,595

Delfín Jorge Ezequiel Carballo Chairperson
3

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

FOR THE THREE AND NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Items	Notes	Quarter ended 09/30/2018	Accumulated from beginning of year up to 09/30/2018	Quarter ended 09/30/2017	Accumulated from beginning of year up to 09/30/2017

Interest income		16,809,131	41,762,726	8,869,501	24,148,153
Interest expense		(6,486,281)	(14,406,000)	(2,783,599)	(7,410,559)
Net interest income		10,322,850	27,356,726	6,085,902	16,737,594
Commissions income	13	2,229,114	6,180,785	1,755,359	4,840,103
Commissions expense		(144,142)	(538,625)	(178,717)	(498,508)
Net commissions income		2,084,972	5,642,160	1,576,642	4,341,595
Subtotal (Net interest income + Net commissions income)		12,407,822	32,998,886	7,662,544	21,079,189
Net Income from measurement of financial instruments at fair value through profit or loss		489,899	701,792	211,154	365,019
Loss from sold assets at amortized cost		(3,021)	(5,891)	18,428	36,722
Difference in quoted prices of gold and foreign currency	14	(1,244,443)	(2,106,131)	577,998	1,125,319
Other operating income	15	1,985,654	4,665,398	1,050,825	3,182,385
Provision for loan losses		(732,254)	(1,870,397)	(343,094)	(1,172,687)
Net Operating Income		12,912,657	34,383,657	9,177,855	24,615,947
Employee benefits	16	(2,719,783)	(7,180,616)	(1,928,334)	(5,509,801)
Administrative expenses	17	(1,775,767)	(4,727,301)	(1,186,609)	(3,300,560)
Depreciation and impairment of Assets		(186,517)	(522,021)	(145,010)	(406,720)
Other Operating Expenses	18	(2,692,996)	(7,039,744)	(1,690,133)	(4,686,781)
Operating Income		5,537,594	14,913,975	4,227,769	10,712,085
Income from associates and joint arrangements		12,368	232,865	45,921	116,593
Income before tax on continuing operations		5,549,962	15,146,840	4,273,690	10,828,678
Income tax on continuing operations	12	(1,717,721)	(4,613,300)	(1,519,683)	(3,808,789)
Net Income from continuing operations		3,832,241	10,533,540	2,754,007	7,019,889
Net Income for the period		3,832,241	10,533,540	2,754,007	7,019,889
Net Income for the period attributable to controlling interests		3,828,147	10,485,979	2,733,619	6,962,376
Net Income for the period attributable to non-controlling interests		4,094	47,561	20,388	57,513

Delfín Jorge Ezequiel Carballo Chairperson
4

EARNINGS PER SHARE

FOR THE THREE AND NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Items	Quarter ended 09/30/2018	Accumulated from beginning of year up to 09/30/2018	Quarter ended 09/30/2017	Accumulated from beginning of year up to 09/30/2017

Net Profit attributable to Parent’s shareholders	3,828,147	10,485,979	2,733,619	6,962,376
PLUS: Potential diluted earnings per common share
Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	3,828,147	10,485,979	2,733,619	6,962,376
Weighted average of outstanding common shares for the period	662,173	667,139	668,215	616,006
PLUS: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares for the period adjusted as per dilution effect	662,173	667,139	668,215	616,006

Basic earnings per share	5.7812	15.7178	4.0909	11.3024

Delfín Jorge Ezequiel Carballo Chairperson
5

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE AND NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Items	Notes	Quarter ended 09/30/2018	Accumulated from beginning of year up to 09/30/2018	Quarter ended 09/30/2017	Accumulated from beginning of year up to 09/30/2017

Net Income for the period		3,832,241	10,533,540	2,754,007	7,019,889
Foreign currency translation differences in financial statements conversion		453,841	851,955	36,697	72,964
Foreign currency translation differences for the period		453,841	851,955	36,697	72,964
Profits or losses for financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9 (4.1.2)(a))		(140,417)	(237,241)	(35,955)	(49,782)
Income for the period from financial instruments at fair value through other comprehensive income (FVOCI)		(195,864)	(319,339)	(56,800)	(71,919)
Income tax	12	55,447	82,098	20,845	22,137
Total other comprehensive income that is subsequently reclassified to profit or loss		313,424	614,714	742	23,182
Total Other Comprehensive Income		313,424	614,714	742	23,182
Total Comprehensive Income for the period		4,145,665	11,148,254	2,754,749	7,043,071
Total Comprehensive Income attributable to controlling interests		4,141,573	11,100,717	2,734,263	6,985,941
Total Comprehensive Income attributable to non-controlling interests		4,092	47,537	20,486	57,130

Delfín Jorge Ezequiel Carballo Chairperson
6

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´EQUITY

FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

		Capital Stock		Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	In portfolio	Stock issuance Premium	Adjustments to Shareholders´ Equity	Accumulat. foreign currency translation difference in Financial statement convertion	Other	Legal	Other	Unappropiated Retained Earnings	Controlling Interests	Non- controlling Interests	Total Equity

Balance at the beginning of the fiscal year		669,663		12,428,461	4,511	137,148	67,412	4,994,932	15,368,454	12,864,442	46,535,023	200,842	46,735,865
Total comprehensive income for the period
- Net income for the period										10,485,979	10,485,979	47,561	10,533,540
- Other comprehensive income for the period						851,955	(237,217)				614,738	(24)	614,714
Distribution of unappropied retained earnings as approved by Shareholders´ Meeting held on April 27, 2018
- Legal reserve								1,877,755		(1,877,755)
- Cash dividends									(3,348,315)		(3,348,315)	(26)	(3,348,341)
- Other (1)									7,511,018	(7,511,018)
- Other changes	2									(210,927)	(210,927)	(245,830)	(456,757)
- Own shares in portfolio	20	(21,463)	21,463						(3,113,925)		(3,113,925)		(3,113,925)
Balance at the end of the period		648,200	21,463	12,428,461	4,511	989,103	(169,805)	6,872,687	16,417,232	13,750,721	50,962,573	2,523	50,965,096

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´EQUITY

FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2017

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

		Capital Stock		Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	In portfolio	Stock issuance Premium	Adjustments to Shareholders´ Equity	Accumulat. foreign currency translation difference in Financial statement convertion	Other	Legal	Other	Unappropiated Retained Earnings	Controlling Interests	Non- controlling Interests	Total Equity

Balance at the beginning of the fiscal year		584,563	1	399,499	4,511		65,711	3,686,472	10,698,348	9,531,589	24,970,693	207,800	25,178,493
Total comprehensive income for the period
- Net income for the period										6,962,376	6,962,376	57,513	7,019,889
- Other comprehensive income for the period						72,964	(49,399)				23,565	(383)	23,182
Distribution of unappropied retained earnings as approved by Shareholders´ Meeting held on April 28, 2017
- Legal reservel								1,308,460		(1,308,460)
- Cash Dividends									(701,476)		(701,476)	(92,991)	(794,467)
- Other (1)									5,371,582	(5,424,045)	(52,463)		(52,463)
- Increase of Caoital Stock approved by Shareholders´ Meeting held on April 28, 2017	20	85,100		12,028,962							12,114,062		12,114,062
Balance at the end of the period		669,663		12,428,461	4,511	72,964	16,312	4,994,932	15,368,454	9,761,460	43,316,757	171,939	43,488,696

(1) Relative to earnings reserved for future distribution of earnings.

Delfín Jorge Ezequiel Carballo Chairperson
7

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Items	Notes	09/30/2018	09/30/2017

CASH FLOWS FROM OPERATING ACTIVITIES
Income for the period before Income Tax		15,146,840	10,828,678
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		522,021	406,720
Provision for loan losses		1,870,397	1,172,687
Other adjustments		(7,411,409)	121,000
Net increase/ decrease from operating assets:
Debt Securities at fair value though profit and loss		(673,530)	(1,019,886)
Derivative financial instruments		(63,220)	4,798
Repo transactions		1,419,808	(937,685)
Loans and other financing
Non-financial public sector		(76,577)	(305,344)
Other financial entities		(1,407,584)	(1,286,772)
Non-financial private sector and foreign residents		(41,905,281)	(31,439,607)
Other debt securities		19,089,128	(11,355,834)
Financial assets delivered as guarantee		1,397,175	(656,508)
Investments in equity instruments		230,795	229,575
Other assets		(466,082)	(1,718,589)
Net increase/ decrease from operating liabilities:
Deposits
Non-financial public sector		7,183,053	6,993,888
Financial sector		68,506	(1,242)
Non-financial private sector and foreign residents		61,187,870	17,670,687
Liabilities at fair value through profit or loss		(6,217)
Derivative financial instruments		188,600	991
Repo transactions		(2,688,093)	(800,445)
Other liabilities		1,937,122	2,233,852
Payments for Income Tax		(5,792,617)	(3,303,538)
TOTAL CASH FROM /(USED IN) OPERATING ACTIVITIES (A)		49,750,705	(13,162,574)

Delfín Jorge Ezequiel Carballo Chairperson
8

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Items	Notes	09/30/2018	09/30/2017

CASH FLOWS FROM INVESTING ACTIVITIES
Payments:
Acquisition of PPE, intangible assets and other assets		(1,296,094)	(1,392,505)
TOTAL CASH USED IN INVESTING ACTIVITIES (B)		(1,296,094)	(1,392,505)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Dividends		(3,348,341)	(846,930)
Adquisition or rescue of Equity instruments		(3,113,925)
Non-subordinated corporate bonds		(1,436,478)	(1,766,904)
Financing from local financial entities		(189,612)
Subordinated corporate bonds		(292,893)	(206,280)
Changes in the participation of subsidiaries that do not lead to losses of control		(456,757)
Proceeds
Issued Equity instruments			12,114,062
Non Subordinated Corporate Bonds		3,206,999	4,604,398
Central Bank of Argentina		10,604	1,440
Financing to local financial entities			1,078,214
TOTAL CASH (USED IN)/ FROM FINANCING ACTIVITIES (C)		(5,620,403)	14,978,000
EFFECT OF EXCHANGE RATE FLUCTUATIONS (D)		19,995,433	961,153
TOTAL CHANGES IN CASH FLOWS
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)		62,829,641	1,384,074
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FISCAL YEAR	19	41,203,545	52,070,153
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	19	104,033,186	53,454,227

Delfín Jorge Ezequiel Carballo Chairperson
9

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the Bank), is a stock corporation (sociedad anónima), organized in the Republic of Argentina that offers traditional banking products and services to companies, including those companies operating in regional economies, as well as to individuals, strengthening in this way its goal to be a multi-services bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, direction and management of mutual funds and stock exchange services.

Macro Compañía Financiera SA was created in 1977, as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank´s shares have been publicly listed on the Bolsas y Mercados Argentinos (BYMA) since November 1994, as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to list on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

On November 27, 2018, the Board of Directors approved the issuance of these condensed consolidated interim Financial Statements.

2.	OPERATIONS OF THE BANK

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On November 25, 1999, and December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019. Additionally, on October 1, 2018, the above-mentioned agreement was extended for a ten-year term beginning on January 1, 2020, and being effective through December 31, 2029.

As of September 30, 2018 and December 31, 2017 and 2016, the deposits held by the Misiones Provincial Government with the Bank amounted to 5,535,318, 3,255,353 and 2,495,781(including 403,512, 333,032 and 139,610 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On February 22, 2005 and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

As of September 30, 2018 and December 31, 2017 and 2016, the deposits held by the Salta Provincial Government with the Bank amounted to 3,012,292, 908,270 and 1,340,738 (including 639,098, 458,550 and 370,154 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

10

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

As of September 30, 2018 and December 31, 2017 and 2016, the deposits held by the Jujuy Provincial Government with the Bank amounted to 1,630,446, 4,649,184 and 1,580,312 (including 383,962, 320,825 and 253,622 related to court deposits), respectively.

2.4.	Banco del Tucumán SA

Banco del Tucumán SA acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena.

The service agreement with the Tucumán Provincial Government is currently effective through the year 2021, while the agreement executed with the Municipality of San Miguel de Tucumán was automatically extended through the year 2023, as set forth in the original agreement.

In addition, on July 4, 2018 the legislative body of the province of Tucumán, converted into law a project issued by the provincial executive power in which it was authorized the sale of the shares held by such province in Banco de Tucumán SA to Banco Macro SA as well as the continuity as a provincial finance agent for an additional period of ten years from the expiration of the contract, and if applicable, the possibility of merging both entities.

On August 10, 2018, the province of Tucumán transferred to Banco Macro SA, 43,960 Class B common registered shares, with a face value of Ps. 100 each one and entitled to one vote, which is equivalent to 10% of its common stock and votes. For this transaction, the Bank paid 456,462. In addition, the Bank adquired to an individual shareholder 59 shares for an amount of 295.

This transaction was registered in the consolidated interim Financial Statement in the Shareholders Equity, derecognizing, at the carrying amount, the non-controlling interest. The difference between the amount that the controlling and non-controlling interests were adjusted and the fair value of the consideration paid was registered in retained earnings. In the separate interim Financial Statement this transaction was registered by the purchase price method (see additionally Note 2 to the condensed separate interim Financial Statement).

On the other hand, on October 17, 2018 the Board of Directors of Banco Macro SA decided, among other issues: (i) to initiate negotiations for the merger reorganization between Banco Macro SA and Banco del Tucuman SA, (ii) to approve guidelines according to which the merger will be operationally implemented and will be opportunely reflected in the documents to be issued for the instrumentation and registration purpose with the public registry (Preliminary Merger Agreement); and (iii) to prepare a merged consolidated special statement of financial position as of December 31, 2018. As of the date of issuance of these condensed consolidated interim Financial Statements, the Preliminary Merger Agreement has not been subscribed.

As of September 30, 2018 and December 31, 2017 and 2016, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel de Tucumán with Banco del Tucumán SA amounted to 6,818,967, 1,913,801 and 2,450,436 (including 1,718,046, 1,225,993 and 943,683 related to court deposits), respectively.

3.	BASIS FOR THE PRESENTATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Presentation basis

Applicable Accounting Standards

On February 12, 2014 the Central Bank, through Communiqué “A” 5541 established the general guidelines towards conversion to the IFRS issued by the International Accounting Standards Board (IASB) for preparing financial statements of the entities under its supervision, for the annual fiscal years beginning on January 1, 2018 as well as those of interim-periods.

11

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Additionally, through Communiqués “A” 6114, the Central Bank set specific guidelines within the scope of such convergence process, among which it defined (i) the transitory exception to the application of section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55)) up to the fiscal years beginning as of January 1, 2020; and (ii) in order to calculate the effective interest rate of assets and liabilities so requiring it for the measurement thereof, pursuant to IFRS 9, up to December 31, 2019, the Bank may transitorily make a global estimate of the calculation of the effective interest rate on a group of financial assets or liabilities with similar characteristics which shall be applied such effective interest rate. To the date of the present condensed consolidated interim Financial Statements the Bank is in the process of determining and quantifying the effect the application of section 5.5 “Impairment” mentioned in (i) above will have. Finally, through Communiqués “A” 6323 and 6324 and supplementary rules, the Central Bank defined the minimum chart of accounts and the provisions applicable to the preparation and presentation of the financial statements of financial entities for the fiscal years beginning on January 1, 2018, respectively.

As of September 30, 2018, the conditions to apply inflation adjustment in the condensed consolidated Financial Statement for the nine-month period as established by IAS 29 “Financial Reporting in Hyperinflationary Economy” were met. However, for the reasons described in section “measuring unit” of this Note, financial institutions cannot apply the above-mentioned standard.

The accompanying condensed consolidated interim Financial Statements of the Bank were prepared pursuant to Communiqué “A” 6114 and supplementary rules of the Central Bank. Taking into account the exceptions described in the preceding paragraphs, the new regulatory framework comprises the Standards and Interpretations adopted by the IASB and includes:

-	the IFRS;
-	the International Accounting Standards (IAS); and
-	the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

In the preparation of this Financial statements, the Bank further contemplated the exceptions and exemptions provided for in IFRS 1 “First-time Adoption of International Financial Reporting Standards” and those applied for the preparation of the accompanying condensed consolidated interim Financial Statements are described in the section “First-time Adoption of International Financial Reporting Standards in accordance with Communiqué “A” 6114 of the Central Bank” of this Note.

Up to the fiscal year ended December 31, 2017, the Bank prepared its consolidated Financial Statements in accordance with the rules and standards issued by the Central Bank. The financial information for previous fiscal years and included in the accompanying consolidated Financial Statements for comparative purposes, was modified and is disclosed in accordance with the basis described in the preceding paragraphs. The effects of changes between the standards applied at the end of the fiscal year ended December 31, 2017 and the IFRS are explained in the reconciliations disclosed under the title “First-time Adoption to IFRS in accordance with Central Bank Communiqué “A” 6114” on this Note.

The accounting policies comply with the IFRS as currently approved and are applicable to the preparation of the first annual consolidated Financial Statements (December 31, 2018) in accordance with the IFRS adopted by the Central Bank though Communique “A” 6114 Notwithstanding the above, these accounting policies might change if, at the time of preparing those first annual Financial Statements in accordance with the IFRS adopted by the Central Bank though Communique “A” 6114, new standards are issued or the existing ones are modified, or the compulsory application to that date is modified, or if the Bank chooses to change its choice of any of the exemptions under IFRS 1. Generally, the Central Bank does not allow the anticipated application of any IFRS, unless it expressly states the contrary.

Basis for the preparation and consolidation

These condensed consolidated interim Financial Statements for the nine-month period ended on September 30, 2018, have been prepared in accordance with the framework set forth by the Central Bank as mentioned in the previous section “Applicable accounting standards”, for which this condensed consolidated interim Financial Statements, is based on IAS 34 “Interim Financial Reporting”.

12

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

For the preparation of these condensed consolidated interim Financial Statements the Bank has applied the basis for the preparation and consolidation, the accounting policies and the material accounting judgements, estimates and assumptions described in the condensed consolidated interim Financial Statements for the three months period ended on March 31, 2018, already issued. In this sense, the Bank has applied the same accounting policies adopted at the transition date.

These condensed consolidated interim Financial Statements include all the necessary information for an appropriate understanding, by the users thereof, of the basis for the preparation and disclosure used therein, as well as the relevant events and transactions occurred after the issuance of the last annual consolidated Financial Statements for the fiscal year ended December 31, 2017 and condensed consolidated interim Financial Statements for the three-month period ended on March 31, 2018. Nevertheless, the present condensed consolidated interim Financial Statements do not include all the information or all the disclosures required for the annual consolidated Financial Statements prepared in accordance with the IAS 1 “Presentation of Financial Statements”. Therefore, the accompanying condensed consolidated interim Financial Statements must be read together with the annual consolidated financial statements for the fiscal year ended December 31, 2017 and condensed consolidated interim Financial Statements for the three-month period ended on March 31, 2018.

As of September 30, 2018 and December 31, 2017 and 2016, the Bank has consolidated its Financial Statements with the Financial Statements of the following companies:

Subsidiaries	Principal Place of Business	Country	Main Activity
Banco del Tucumán SA	San Martín 721 – San Miguel de Tucumán – Province of Tucumán	Argentina	Banking Entity

Macro Securities SA (a) and (b)	Av. Eduardo Madero 1182 – Autonomous City of Buenos Aires	Argentina	Stock-Exchange Services

Macro Fiducia SA	Av. Leandro N. Alem 1110– 1st floor– Autonomous City of Buenos Aires	Argentina	Services

Macro Fondos SGFCISA	Av. Eduardo Madero 1182– 24th floor, Office B– Autonomous City of Buenos Aires	Argentina	Direction and Management of Mutual Funds

Macro Bank Limited (c)	Caves Village, Building 8 Office 1 – West Bay St, Nassau	Bahamas	Banking Entity

(a)	Consolidates with Macro Fondos SGFCI SA (80.90% Participating and Voting Interest).

(b)	The indirect interest of Banco Macro SA comes from Macro Fiducia SA.

(c)	Consolidates with Sud Asesores (ROU) SA (100% Voting Interest–Equity interest 4,077).

The Bank’s participating interest in the companies it consolidates is as follows:

•	As of September 30, 2018:

	Shares		Bank’s Interest		Non-Controlling Interest
Subsidiaries	Type	Number	Total Capital Stock	Voting Interest	Total Capital Stock	Voting Interest
Banco del Tucumán SA	Common	439,360	99.945%	99.945%	0.055%	0.055%
Macro Securities SA	Common	12,776,680	99.921%	99.932%	0.079%	0.068%
Macro Fiducia SA	Common	6,475,143	98.605%	98.605%	1.395%	1.395%
Macro Fondos SGFCISA	Common	327,183	99.936%	100.00%	0.064%	-
Macro Bank Limited	Common	39,816,899	99.999%	100.00%	0.001%	-

13

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

•	As of December 31, 2017 and 2016:

	Shares		Bank’s Interest		Non-Controlling Interest
Subsidiaries	Type	Number	Total Capital Stock	Voting Interest	Total Capital Stock	Voting Interest
Banco del Tucumán SA	Common	395,341	89.932%	89.932%	10.068%	10.068%
Macro Securities SA	Common	12,776,680	99.921%	99.932%	0.079%	0.068%
Macro Fiducia SA	Common	6,475,143	98.605%	98.605%	1.395%	1.395%
Macro Fondos SGFCISA	Common	327,183	99.936%	100.00%	0.064%	-
Macro Bank Limited	Common	39,816,899	99.999%	100.00%	0.001%	-

Total assets, liabilities and net equity of the Bank and each of its subsidiaries as of September 30, 2018 and December 31, 2017 and 2016 are as follows:

As of 09/30/2018	Banco Macro SA	Banco del Tucumán SA	Other Subsidiaries	Eliminations	Consolidated
Assets	290,800,307	19,868,497	7,194,752	(6,717,598)	311,145,958
Liabilities	239,626,807	17,368,879	4,384,811	(1,199,635)	260,180,862
Equity attributable to the owners of the Bank					50,962,573
Equity attributable to non-controlling interests					2,523

As of 12/31/2017	Banco Macro SA	Banco del Tucumán SA	Other Subsidiaries	Eliminations	Consolidated
Assets	213,157,890	14,789,934	2,922,315	(4,531,069)	226,339,070
Liabilities	166,622,867	12,802,725	1,259,906	(1,082,293)	179,603,205
Equity attributable to the owners of the Bank					46,535,023
Equity attributable to non-controlling interests					200,842

As of 12/31/2016	Banco Macro SA	Banco del Tucumán SA	Other Subsidiaries	Eliminations	Consolidated
Assets	148,783,028	11,548,487	2,215,093	(3,176,013)	159,370,595
Liabilities	123,812,335	9,489,193	1,107,074	(216,500)	134,192,102
Equity attributable to the owners of the Bank					24,970,693
Equity attributable to non-controlling interests					207,800

Transcription in the Books of Accounts

To the date of the accompanying Financial Statements, the same are in the process of being transcribed in the Bank’s Books of Account.

Figures expressed in thousands of Pesos

The accompanying consolidated Financial Statements disclose figures expressed in thousands of Argentine pesos and round the amounts in thousands of pesos to the nearest whole number, unless it expressly states the contrary.

14

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Comparative information

The present condensed consolidated interim Statement of financial position as of September 30, 2018, is presented comparatively with year-end data of the immediately preceding fiscal year, while the Statement of income and Other comprehensive income for the three-month and nine-month periods ended on September 30, 2018, the Statement of changes in shareholders’ equity and the Statement of cash flows and Cash equivalents for the nine-month period ended September 30, 2018, are presented comparatively with data as of same period of the immediately preceding fiscal year.

In compliance with IFRS 1 “First-time Adoption of International Financial Reporting Standards” and since the accompanying condensed consolidated interim Financial Statements are the first ones being submitted pursuant to Communiqué “A” 6114 of the Central Bank, we include the opening Statement of financial position to the transition date (December 31, 2016).

Measuring unit

IFRS require that the financial statements of an entity ehose functional currency id the currency of a hyperinflationary economy should be stated in terms of measuring unit current at the end of the reporting period. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes certain qualitative indicators and, as quantitative factor, a three-year cumulative inflation rate around 100% or more; and it also requires assessing whether it is not the result of a circumstantial event that may be reversed in the short term. In Argentina, the three-year cumulative inflation maintained in 2017 a downward trend as compared to 2016, and the three-year cumulative inflation rate was below 100%. However, this trend was reversed during the first half of 2018 due to factors such as the exchange rate devaluation, the continuity of the public services tariffs adjustment process, as well as the unfavorable international context in terms of financing. In this scenario, the three-year cumulative inflation rate measured as both wholesale prices indexes or consumer prices indexes currently exceeds 100%, and the goals reviewed by the Argentine government and other available projections indicate that this trend will not be reversed in the short term. Consequently, the Argentine economy is currently considered hyperinflationary under IAS 29 and the entities under the Central Bank control that are required to apply the IFRSs adopted by the Central Bank through Communiqué “A” 6114 and the functional currency of which is the Argentine peso should restate their financial statements. Such restatement should be applied as if the economy had always been hyperinflationary, using a general price index that reflects changes in general purchasing power. To apply the restatement, there will be used a series of indexes prepared and published, on a monthly basis by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish language), that combines the domestic wholesale price index on a monthly basis published by the National Institute of Statistics and Censuses (INDEC, for its acronym in Spanish language) since January 2017 (month-basis: December 2016) with the domestic consumer price index (CPI) published by the INDEC until that date, using for the months of November and December 2015, for which the INDEC did not publish the wholesale price index (WPI) variation, the CPI variation for the Autonomous City of Buenos Aires.

Notwithstanding the above, as established by Central Bank Communiqué “A” 3921 and by section 3 of Chapter III, title IV of CNV rules (Revised 2013, as amended), the Entity is not allowed to apply the restatement method on its Financial Statements according to IAS 29, due to Presidential decree No. 664/2003. IAS 29 exclusion in the IFRS application will be proceeded while the Presidential decree is effective. Although on November 15, 2018 the Argentine Congress passed the Law N°. 27468, which abrogated Presidential Decree No. 1269/2002 (amended by Presidential Decree No. 664/2003), as of the date of issuance of these condensed consolidated interim Financial Statements, neither BCRA nor CNV have issued resolutions which allow the application of inflation adjustment.

Even though Financial Statements as of September 30, 2018 do not include inflation effects, the existence of variations in the relevant economic variables that affect the Entity´s business, such as salary cost, loan and deposit interest rates and exchange rate, could also affect the statement of financial position and the income of the Bank and, therefore, those variations should be taken into account in the interpretation of the Bank´s information on these Financial Statements over its statement of financial position, its transactions income and its cash flows.

Below is disclosed a summary of the effects if IAS 29 were to be applied:

(a)	Financial Statements shall be restated considering the changes in the general purchasing power of the currency to ensure that they are stated in the measuring unit current at end of the reported period.

15

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

(b)	In an inflationary period, an entity holding an excess of monetary assets over monetary liabilities (with a fixed face value in local currency) will lose purchasing power, and, an entity with an excess of monetary liabilities over monetary assets will gain purchasing power provided that the assets and liabilities are not linked to an adjustment mechanism that offsets, in some extent, such effects.

(c)	To sum up, the restating mechanism provided by IAS 29 is as follows:

(i)	Monetary assets and liabilities will not be restated, as they are already stated in terms of the measuring unit current at the end of the reporting period. The gain or loss on a monetary basis shall be included in profit or loss for the period.

(ii)	Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

(iii)	Non-monetary items stated at current cost at the end of the reporting period, are not restated in the balance sheet, but the adjustment process must be completed, to determine in measuring unit current, in order to determine the income or loss produced by the holding of these non-monetary items.

(iv)	Non-monetary items carried at historical cost or at current cost at some earlier date before the reporting date, shall be restated by an index that reflects the general level of price variation from the adquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amount. Income or loss for the period related with depreciation of property, plant and equipment and intangible assets and other non-monetary cost shall be determinated over the new restated amounts.

(v)	If when non-monetary assets are stated in terms of the current measuring unit at the end of the reporting period, and an equivalent adjustment for tax purposes does not correspond, that will be raised to a taxable temporary difference and a deferred income tax liability will be recognized and the counterpart will be recognized as income or loss for the period, and if, beyond the restatement, also non-monetary assets will be revaluated, deferred tax related with the revaluation will be recognized in Other comprehensive income and deferred tax related with the restatement will be recognized in the income or loss for the period.

(vi)	Income and expenses shall be restated from the date when the items were recorded, except for those income or loss items that reflect or include, in their determination, the consumption of assets measured at currency´s purchasing power from the date before the consumption was recorded, that shall be restated using as a basis the adquisition date of the assets related to the item; and also except for those incomes or losses that arise from comparing the two measurements at currency´s purchasing power of different dates, for which it requires to identify the compared amounts, to restate them separately and to re-perform the comparison, with the restated amounts.

As of the date of issuance of these condensed consolidated interim Financial Statements, the Bank is in process of quantifying the effects that would have result for the IAS 29 application, but estimates that such effects could be significant.

First-time adoption of IFRSs under Central Bank Communiqué “A” 6114

According to Central Bank Communiqué “A” 6324, below are presented reconciliations of the consolidated equity as of September 30, 2017 and the consolidated net income for the nine-month and three-month periods ended on that date. The consolidated equity and the consolidated net income reconciliations for the fiscal year ended December 31, 2016 (date of transition) and 2017, were included in the condensed consolidated interim Financial Statements for the three-month period ended on March 31, 2018, already issued.

In preparing these reconciliations, the Bank’s Management has considered the applicable IFRSs to the presentation of the first annual consolidated Financial Statements that are the first consolidated Financial Statements presented in accordance with Central Bank Communiqué “A” 6114, for the fiscal year ending on December 31, 2018. However, items and figures included in these reconciliations could be amended. The items and figures included in these reconciliations could be amended to the extent that, upon the preparation of those first annual financial statements in accordance with IFRS adopted by the Central Bank through Communique “A” 6114, new standards are issued or current standards are amended, with mandatory or early application as of that date, or it is opted to change the selection of any of the exemptions under IFRS 1 “First-time adoption of International Financial Reporting Standards”. As a general rule, the Central Bank does not admit early application of any IFRS, unless it is specified otherwise.

The optional exemptions and the obligatory exceptions, chosen by the Bank, related with the non-retroactive application of certain IFRS and the main transitions adjustments, have been disclosed, in detail, in the condensed consolidated interim Financial Statement for the three-month period ended on March 31, 2018, already issued.

16

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Reconciliations required

•	Reconciliation of consolidated equity as of September 30, 2017.

	Previous Central Bank Standards	Adjustments and Reclassifications	Balances according Central Bank Communiqué “A” 6114
Total Assets	206,345,112	2,798,010	209,143,122
Total Liabilities	166,226,215	(571,789)	165,654,426
Equity	40,118,897	3,369,799	43,488,696
Net Shareholders’ Equity attributable to non-controlling interests			171,939
Net Shareholders´ Equity attributable to controlling interests			43,316,757

Item	Balances as of 09/30/2017
According to previous Central Bank Standards	40,118,897
Adjustments and Reclassifications:
Debt securities and investment in equity instruments	147,485
Loans and other financing	(292,478)
Property, plant and equipment and investment property	4,560,210
Deferred income tax assets and liabilities	(901,471)
Other non-financial assets	75,259
Corporate bonds	54,668
Other non-financial liabilities	(404,254)
Other adjustments	(41,559)
Non-controlling interest	171,939
Total adjustments and reclassifications	3,369,799
Net Shareholders equity according to Central Bank Communiqué “A” 6114	43,488,696
Net Shareholders´ Equity attributable to controlling interests	43,316,757
Net Shareholders’ Equity attributable to non-controlling interests	171,939

•	Reconciliation of consolidated income and other comprehensive income for the nine-month and three-month periods ended on September 30, 2017,

Reconciliation of income for the nine-month period as of 09/30/2017	Net income for the period	Other comprehensive income	Comprehensive Income
According to previous Central Bank Standards	6,377,122
Interest income	61,548
Interest expense	23,108
Commissions income	20,128
Net income form measurement of financial instruments at fair value through profit or loss	(10,445)
Employee benefits	(31,737)
Depreciation and impairment of assets	(33,832)
Other operating expenses	(41,103)
Income from associates and joint arrangements	18,673
Reclassifications of Issuance cost of shares	277,240
Foreign currency translation differences	(72,964)	72,964
Loss from financial instruments at fair value through OCI		(49,782)
Other adjustments	24,658

17

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Reconciliation of income for the nine-month period as of 09/30/2017 (contd.)	Net income for the period	Other comprehensive income	Comprehensive Income
Income tax	407,493
Total adjustments and reclassifications	642,767	23,182
Balance according to Central Bank Communiqué “A” 6114	7,019,889	23,182	7,043,071
Attributable to controlling interests	6,962,376	23,565	6,985,941
Attributable to non-controlling interests	57,513	(383)	57,130

Reconciliation of income for the three-month period as of 09/30/2017	Net income for the period	Other comprehensive income	Comprehensive Income
According to previous Central Bank Standards	2,597,810
Interest income	89,911
Interest expense	(5,030)
Commissions income	(8,624)
Net income form measurement of financial instruments at fair value through profit or loss	(28,111)
Employee benefits	(71,495)
Depreciation and impairment of assets	(12,389)
Other operating expenses	8,051
Income from associates and joint arrangements	18,673
Reclassifications of Issuance cost of shares	42,695
Foreign currency translation differences	(36,697)	36,697
Loss from financial instruments at fair value through OCI		(35,955)
Other adjustment	(29,887)
Income tax	189,100
Total adjustments and reclassifications	156,197	742
Balance according to Central Bank Communiqué “A” 6114	2,754,007	742	2,754,749
Attributable to controlling interests	2,733,619	644	2,734,263
Attributable to non-controlling interests	20,388	98	20,486

New pronouncements

Pursuant to Communiqué “A” 6114 of the Central Bank, as new IFRS are approved and existing IFRS are amended or revoked and, once these changes are approved through Notices of Approval issued by the FACPCE (Spanish acronym), the Central Bank shall issue a statement on the approval thereof for financial entities. Generally, financial entities shall not apply any IFRS in advance, except specifically authorized at the time of the approval thereof. In this case, the Bank shall adopt the following standards:

•	IFRS 16 “Leases”: such standard eliminates the dual accounting method for lessees that distinguishes between finance leases recognized within the Financial statements and operating leases for which future lease payments are not required to be recognized, Instead, it develops a single model, within the balance sheet, which is similar to the present finance lease, As to lessor, the standard maintains the present practice –i.e., lessors keep on classifying leases as finance and operating leases. This standard is applicable to fiscal years beginning as of January 1, 2019. The Bank does not expect this standard to have a material impact on the consolidated Financial Statements.

•	IFRIC 23 “Uncertainty over income tax treatments”. This interpretation clarifies how to apply the recognition and measurement requirements in IAS 12 “Income tax” when there is uncertainty over income tax treatments. The Bank does not expect that standard to have a material impact on the consolidated Financial Statements.

18

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

•	IFRS 3 “Business Combination” – amendments in definition of a Business: the amendments will help entities determine whether an acquisition made is of a business or a group of assets. The new amended definition emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others. This standard is applicable to fiscal years beginning as of January 1, 2020. The Bank does not expect that standard to have a material impact on the consolidated Financial Statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. Although these transactions are not recognized in the Statement of financial position, since they imply a possible obligation or liability for the Bank, they expose the Bank to additional credit risk to those recognized in the Statement of financial position and are, therefore, an integral part of the total risk of the Bank.

As of September 30, 2018 and December 31, 2017 and 2016, the Bank maintains the following contingent transactions:

	09/30/2018	12/31/2017	12/31/2016
Overdraft and unused agreed credits	605,588	255,710	191,007
Guarantees granted	987,749	253,350	287,497
Liabilities for foreign trade transactions	489,279	90,274	163,308
	2,082,616	599,334	641,812

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy described in Note 41 to the condensed consolidated interim Financial Statements as of March 31, 2018, already issued.

5.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or most advantageous market) duly informed and willing to transact in an orderly and current transaction, at the measurement date in the current market conditions whether the price is directly observable or estimated using a valuation technique under the assumption that the Bank is an ongoing business.

When a financial instrument is quoted in a liquid and active market, its price in the market in a real transaction provides the most reliable evidence of its fair value. Nevertheless, when there is no quoted price in the market or it cannot be an evidence of the fair value of such instrument, in order to determine such fair value, the entities may use the market value of another instrument with similar characteristics, the analysis of discounted cash flows or other applicable techniques, which shall be significantly affected by the assumptions used.

Notwithstanding the above, the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level. In conclusion, the fair value may not be indicative of the net realizable value or settlement value.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets for identical assets or liabilities.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly in the markets.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

19

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Description	Financial assets and financial liabilities measured at fair value on a recurring basis as of September 30, 2018
	Total	Level 1	Level 2	Level 3

Financial assets

At fair value through profit or loss
Debt Securities at fair value through profit or loss	1,759,514	987,748	204,573	567,193
Derivative Financial Instruments	71,448	50,798	20,650
Other financial assets	503,198	373,024		130,174
Investments in Equity Instruments	51,864	8,823		43,041

At fair value through OCI
Other debt securities	38,025,603	38,025,603

Total	40,411,627	39,445,996	225,223	740,408

Financial liabilities

At fair value through profit or loss
Liabilities at fair value through profit or loss	233	233
Derivatives financial liabilities	211,707	1,750	209,957
Total	211,940	1,983	209,957

Description	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2017
	Total	Level 1	Level 2	Level 3

Financial assets

At fair value through profit or loss
Debt Securities at fair value through profit or loss	1,086,028	422,868	627,319	35,841
Derivative Financial Instruments	8,228	800	7,428
Other financial assets	483,246	321,495		161,751
Financial Assets delivered as guarantee	4,308		4,308
Investments in Equity Instruments	282,659	246,885		35,774

At fair value through OCI
Other debt securities	33,766,052	33,590,407	175,645
Financial assets delivered as guarantee	2,989,411	2,989,411

Total	38,619,932	37,571,866	814,700	233,366

Financial liabilities

At fair value through profit or loss
Liabilities at fair value through profit or loss	6,450	6,450
Derivatives financial liabilities	23,107	7,169	15,938
Total	29,557	13,619	15,938

Description of valuation process

The fair value of instruments categorized as Level 1 was assessed by using quoted prices effective at the end of each reporting period or fiscal year, as applicable, in active markets for identical assets or liabilities, if representative. Currently, for government and private securities, there are two principal markets in which the Bank operates: BYMA and MAE. Additionally, in the case of derivatives, both MAE and Mercado a Término de Rosario SA (ROFEX) are deemed active markets.

On the other hand, for certain assets and liabilities that do not have an active market, categorized as Level 2, the Bank used valuation techniques that included the use of market transactions performed under mutual independent terms and conditions, between interested and duly informed parties, provided there are any available, as well as references to the current fair value of other instrument being substantially similar, or otherwise the analysis of cash flows discounted at rates built from market information of similar instruments.

20

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

In addition, certain assets and liabilities included in this category were valued using identical price quotes of identical instruments in “less active markets”.

Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. In order to determine the market value of these instruments, the Bank used valuation techniques based on its own assumptions, which are similar to those that would be used by any other market participant. For this approach, the Bank mainly used the cash flow discount model.

As of September 30, 2018, December 31, 2017 and 2016, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.

Below is presented the reconciliation between the balances at the beginning and at the end of the period of the financial assets and liabilities recognized at fair value, using the valuation techniques based on the Bank’s own assumptions, as of September 30, 2018 and December 31, 2017:

	Fair values using valuation techniques based on the Bank’s own assumptions (level 3) September 30, 2018
Description	Debt Securities	Other Financial Assets	Investments in Equity Instruments
Balance at the beginning	35,841	161,751	35,774
Transfers to Level 3
Transfers from Level 3
Profit and Loss	(48,954)	(53,016)	7,267
Purchases, sales, issuance and settlement	580,306	21,439
Balance at end of period	567,193	130,174	43,041

	Fair values using valuation techniques based on the Bank’s own assumptions (level 3) December 31, 2017
Description	Debt Securities	Other Financial Assets	Investments in Equity Instruments
Balance at the beginning	45,834		15,668
Transfers to Level 3
Transfers from Level 3
Profit and Loss	5,661		20,421
Purchases, sales, issuance and settlement	(15,654)	161,751	(315)
Balance at end of year	35,841	161,751	35,774

Instruments measured as level 3, include mainly debt securities and certificate of participation in financial trust, for which, the construction of fair values was obtained based on the Bank’s own assumptions that are not easily observable in the market. The most significant assumption was the placement cutoff rate of such instruments in the market at the end of the period, used to determine the actual value of cash flows.

Any increase (decrease) in these assumptions, considered separately, would derive in a higher or lower fair value.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy, as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

As of September 30, 2018, December 31, 2017 and 2016, the Bank has not recognized any transfers between levels 1, 2 and 3 of the fair value hierarchy.

21

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Financial assets and liabilities not recognized at fair value

Next follows a description the methods and assumptions used to determine the fair values of financial instruments no recognized at their fair value in these Financial Statements:

-	Assets with fair value similar to the carrying amount: financial assets and liabilities that are liquid or have short-term maturities (less than three months) were deemed to have a fair value similar to the carrying amount.

-	Fixed-rate financial instruments: the fair value of financial assets was recognized discounting future cash flows at current market rates, for each fiscal year, for financial instruments of similar characteristics. The estimated fair value of fixed-interest rate deposits was assessed discounting future cash flows by using market interest rates for deposits with similar maturities to those of the Bank’s portfolio.

-	Quoted assets and issued quoted liabilities the fair value was determined based on market prices.

-	Other financial instruments: financial assets and liabilities that are liquid or have short-term maturities were deemed to have a fair value similar to the carrying amount. This assumption also applies to deposits in savings accounts, checking accounts and others.

The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of September 30, 2018 and December 31, 2017 and 2016:

	09/30/2018
	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Financial Assets
Cash and deposits in Banks	68,919,144	68,919,144			68,919,144
Other financial assets	2,805,422	2,805,422			2,805,422
Loans and other financing	174,288,332		185,943	156,750,467	156,936,410
Other debt securities	6,950,536	126,847	6,582,750	4,435	6,714,032
Financial assets delivered as guarantee	6,241,177	6,241,177			6,241,177
	259,204,611	78,092,590	6,768,693	156,754,902	241,616,185
Financial Liabilities
Deposits	212,568,606	101,303,458	111,280,574		212,584,032
Other financial liabilities	12,794,652	11,041,196	1,661,979		12,703,175
Financing received from the Central Bank and other financial entities	3,245,527	2,383,536	819,826		3,203,362
Issued corporate bonds	6,512,560		1,908,416	2,669,240	4,577,656
Subordinated corporate bonds	16,796,368		9,730,307		9,730,307
	251,917,713	114,728,190	125,401,102	2,669,240	242,798,532

	12/31/2017
	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Financial Assets
Cash and deposits in Banks	35,561,574	35,561,574			35,561,574
Repo transactions	1,419,808	1,419,808			1,419,808
Other financial assets	1,789,433	1,789,433			1,789,433
Loans and other financing	132,658,674		485,347	129,472,430	129,957,777
Other debt securities	937,713	944,876		7,916	952,792
Financial assets delivered as guarantee	4,644,633	4,644,633			4,644,633
	177,011,835	44,360,324	485,347	129,480,346	174,326,017

22

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

	12/31/2017
	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Financial Liabilities
Deposits	144,129,177	77,959,810	66,265,387		144,225,197
Other repo transactions	2,688,093	2,688,093			2,688,093
Other financial liabilities	10,561,203	9,175,314	1,391,699		10,567,013
Financing received from the Central Bank and other financial entities	1,174,111		1,176,397		1,176,397
Issued corporate bonds	4,712,216		4,432,977		4,432,977
Subordinated corporate bonds	7,565,759		7,710,790		7,710,790
	170,830,559	89,823,217	80,977,250		170,800,467

	12/31/2016
	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Financial Assets
Cash and deposits in Banks	35,986,159	35,986,159			35,986,159
Repo transactions	19,124	19,124			19,124
Other financial assets	941,219	941,219			941,219
Loans and other financing	88,390,646		481,628	87,807,196	88,288,824
Other debt securities	855,832	843,708	3,223	11,677	858,608
Financial assets delivered as guarantee	2,489,665	2,489,665			2,489,665
	128,682,645	40,279,875	484,851	87,818,873	128,583,599
Financial Liabilities
Deposits	111,862,805	58,773,034	53,175,424		111,948,458
Other repo transactions	1,095,634	1,095,634			1,095,634
Other financial liabilities	6,341,674	5,192,168	1,152,196		6,344,364
Financing received from the Central Bank and other financial entities	260,458		259,775		259,775
Issued corporate bonds	1,684,636		1,622,802		1,622,802
Subordinated corporate bonds	6,376,537		5,994,056		5,994,056
	127,621,744	65,060,836	62,204,253		127,265,089

6.	INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS

6.1	Associated entities

The Bank holds investments in the Macro Warrants SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate. In order to measure this investment, we used accounting information of Macro Warrants SA as of June 30, 2018. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between July 1, 2018 and September 30, 2018.

The following table presents the summarized financial information on the Bank’s investment in the Associated:

•	Macro Warrant SA

Summarized Statement of financial position	09/30/2018	12/31/2017	12/31/2016
Total Assets	16,118	19,798	17,110
Total Liabilities	1,221	3,265	3,424
Net Shareholders’ Equity	14,897	16,533	13,686
Proportional Interest in the entity	5%	5%	5%
Carrying Amount of Investment	745	827	684

As of September 30, 2018, the investment in Prisma Medios de Pagos SA was reclassificated as non-current assets held for sale (see Note 8). The following table presents summarized financial information on the Bank´s investments as of December 31, 2017 and 2016:

23

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Summarized Statement of financial position	31/12/2017	31/12/2016
Total Assets	14,366,838	9,703,861
Total Liabilities	12,492,991	8,815,774
Net Shareholders’ Equity	1,873,847	888,087
Proportional Interest in the entity	7,61%	7,61%
Carrying Amount of Investment	142,600	67,583

6.2	Joint Ventures in which the Bank participates

The Bank participates in the following joint ventures, instrumented through Uniones Transitorias de Empresas (UTE):

a)	Banco Macro SA – Wordline Argentina SA Unión transitoria: on April 7, 1998, the Bank executed an agreement with Siemens Itron Services SA to organize an UTE controlled on a joint basis through a 50% interest, the purpose of which is to facilitate a data processing center for the tax administration, to modernize the systems and tax collection processes of the Province of Salta and manage and recover municipal taxes and fees.

The following table presents the summarized financial information on the Bank’s investment in the UTE:

Summarized Statement of financial position	09/30/2018	12/31/2017	12/31/2016
Total Assets	206,399	195,829	133,188
Total Liabilities	42,528	54,646	30,362
Net Shareholders’ Equity	163,871	141,183	102,826
Proportional interest in the entity	50%	50%	50%
Carrying Amount of Investment	81,936	70,592	51,413

b)	Banco Macro SA – Gestiva SA Unión transitoria: on May 4, 2010 and August 15, 2012, the Bank executed with Gestiva SA the UTE agreement to form “Banco Macro SA – Gestiva SA – Unión Transitoria de Empresas”, under joint control, the purpose of which relates to rendering the integral processing and management services of the tax system of the Province of Misiones, the management thereof and tax collection services. The Bank holds a 5% interest in this UTE.

On June 27, 2018, the Bank, the Ute and the tax authority of Misiones provincial government, entered into an agreement of “termination by mutual agreement” of the adaptation agreement, without implying or modifying the Bank´s rights and obligations as a financial agent of the province for the services rendered established in the agreement. As of September 30, 2018, according to the above-mentioned, the remaining investment amounted to 2,707.

The following table presents the summarized financial information on the Bank’s investment as of December 31, 2017 and 2016.

Summarized Statement of financial position	12/31/2017	12/31/2016
Total Assets	116,885	107,376
Total Liabilities	18,319	15,616
Net Shareholders’ Equity	98,566	91,760
Proportional interest in the entity	5%	5%
Carrying Amount of Investment	4,928	4,588

7.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;
-	has significant influence over the Bank;
-	is a member of the key management personnel of the Bank or of a parent of the Bank;
-	members of the same group;
-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

24

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the Senior Management member of the Risk Management Committee, Asset and Liability Committee and the Senior Credit Committee.

As of September 30, 2018 and December 31, 2017 and 2016, there is a total amount of 1,763,806, 363,543 and 305,417, respectively, as unpaid financial assistance granted by the Bank to its associates and related parties and deposits of its associates and related parties of 4,465,392, 2,796,027 and 2,337,840, respectively:

	Subsidiaries (1)		Associates and other related parties
	Maximum financing balances as of 09/30/2018	Balance as of 09/30/2018	Maximum financing balances as of 09/30/2018	Balance as of 09/30/2018
Documents			612,089	605,344
Overdraft	21	21	484,357	165,298
Credit cards	525	310	58,086	49,446
Leases	5,820	5,990	1,657	1,601
Personal loans			1,560	1,491
Mortgage loans			48,413	48,550
Other loans	1,652,938		260,663	259,465
Guarantees granted			632,611	632,611
Total assistance	1,659,304	6,321	2,099,436	1,763,806
Deposits		758,345		4,465,392

	Subsidiaries (1)		Associates and other related parties
	Maximum financing balances as of 12/31/2017	Balance as of 12/31/2017	Maximum financing balances as of 12/31/2017	Balance as of 12/31/2017
Documents			147,763	147,733
Overdraft			25,301	7,831
Credit cards	397	389	35,203	35,203
Leases	6,973	6,973	2,204	2,157
Personal loans			786	785
Mortgage loans			14,015	13,968
Other loans	1,202,336	952,148	390,893	140,449
Guarantees granted	443	443	15,462	15,417
Total assistance	1,210,149	959,953	631,627	363,543
Deposits		108,606		2,796,027

	Subsidiaries (1)		Associates and other related parties
	Maximum financing balances as of 12/31/2016	Balance as of 12/31/2016	Maximum financing balances as of 12/31/2016	Balance as of 12/31/2016
Documents			103,927	103,336
Overdraft			17,804	7,459
Credit cards	191	191	22,057	19,573
Leases	8,036	8,036	1,189	1,168
Personal loans			1,388	1,362
Mortgage loans			10,862	10,858
Other loans	300,187		475,957	161,287
Guarantees granted	885	885	374	374
Total assistance	309,299	9,112	633,558	305,417
Deposits		134,911		2,337,840

(1)	These transactions are eliminated during the consolidation process.

25

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Transactions generated by the Bank with its subsidiaries and other related parties to it for transactions arranged within the scope of the usual and ordinary course of business, were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

As of September 30, 2018, December 31, 2017 and 2016, the income from loan transactions totaled 34,549, 54,157 and 12,617, respectively, while expense generated from deposit transactions totaled 85,313, 163,814 and 141,184, respectively.

The Bank does not have loans granted to Directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of September 30, 2018 and December 31, 2017 and 2016, totaled 82,179, 79,905 and 41,592 respectively.

In addition, fees received by the Directors as of September 30, 2018 and December 31, 2017 and 2016 amounted to 458,781, 468,623 and 243,704 respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

	09/30/2018	12/31/2017	12/31/2016
Board of Directors	22	22	21
Senior Management members of the key management personnel	15	14	14
	37	36	35

8.	NON-CURRENT ASSETS HELD FOR SALE

On June 30, 2018 the Bank recorded as non-current assets held for sale, its investment in Prisma Medios de Pago SA, as the Bank intends to transfer all shares within a year. Therefore the investment was valued according with IFRS 5 “Non-current assets held for sale and discontinued operations”, at the lowest of its carrying amount and the best estimation of the fair value less costs until its sale. As of September 30, 2018 the investment amount, including in this item, amounted to 104,249.

9.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which in case it occurs, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions during the nine-month period ended on September 30, 2018.

The expected terms to settle these obligations are as follows:

	09/30/2018
	Within 12 months	Beyond 12 months	09/30/2018	12/31/2017	12/31/2016
For administrative, disciplinary and criminal penalties		718	718	718	9,110
Others	359,722	437,940	797,662	694,201	325,897

	359,722	438,658	798,380	694,919	335,007

In the opinion of the Management of the Bank and its legal advisors, there are no other significant effects than those disclosed in the accompanying Financial Statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

26

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

10.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of the balance of financial asset and liabilities the Bank expects to recover and settle as of September 30, 2018 and December 31, 2017 and 2016:

09/30/2018	Without due date	Total up to 12 months	Total over 12 months

Assets
Cash and deposits in Banks	68,919,144
Debt securities at fair value through profit or loss	1,946	724,782	1,032,786
Derivative instruments		71,448
Other financial assets	1,677,453	1,559,548	71,619
Loans and other financing	1,531,282	104,232,288	68,524,762
Other debt securities	4,435	37,399,194	7,572,510
Financial assets delivered as guarantee	6,241,177
Investment in equity instruments	51,864
Total Assets	78,427,301	143,987,260	77,201,677

Liabilities
Deposits	104,741,784	107,708,954	117,868
Liabilities at fair value to profit or loss		233
Derivative instruments		211,707
Other financial liabilities		12,644,126	150,526
Financing received from Central Bank and other financial entities		3,057,696	187,831
Issued Corporate bonds		404,008	6,108,552
Subordinated corporate bonds		437,688	16,358,680
Total Liabilities	104,741,784	124,464,412	22,923,457

12/31/2017	Without due date	Total up to12 months	Total over 12 months

Assets
Cash and deposits in Banks	35,561,574
Debt securities at fair value through profit or loss		138,068	947,960
Derivative instruments		8,228
Repo transactions		1,419,808
Other financial assets		1,269,085	1,003,594
Loans and other financing		73,767,208	58,891,466
Other debt securities		34,704,765
Financial assets delivered as guarantee	4,644,633	2,993,719
Investment in equity instruments	282,659
Total Assets	40,488,866	114,300,881	60,843,020

Liabilities
Deposits	74,499,451	69,068,373	561,346
Liabilities at fair value to profit or loss		6,450
Derivative instruments		23,107
Repo transactions		2,688,093
Other financial liabilities		10,372,665	188,538
Financing received from Central Bank and other financial entities		1,087,979	86,132
Issued Corporate bonds		118,356	4,593,860
Subordinated corporate bonds		80,004	7,485,755
Total Liabilities	74,499,451	83,445,027	12,915,631

27

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

12/31/2016	Without due date	Total up to 12 months	Total over 12 months

Assets
Cash and deposits in Banks	35,986,159
Debt securities at fair value through profit or loss		42,269	290,212
Derivative instruments		9,721
Repo transactions		19,124
Other financial assets		1,098,092	7,421
Loans and other financing		53,059,987	35,330,659
Other debt securities		20,395,499
Financial assets delivered as guarantee	2,489,700	1,200,994
Investment in equity instruments	406,868
Total Assets	38,882,727	75,825,686	35,628,292
Liabilities
Deposits	50,613,570	60,941,747	307,488
Repo transactions		1,095,634
Other financial liabilities		6,227,348	114,326
Financing received from Central Bank and other financial entities		193,845	66,613
Issued Corporate bonds		1,684,636
Subordinated corporate bonds		67,429	6,309,108
Total Liabilities	50,613,570	70,210,639	6,797,535

11.	DISCLOSURES BY OPERATING SEGMENT

For management purposes the Bank’s Management has determined that it has only one operating segment related to banking business. In this sense, the Bank supervises the operating segment results for the period, in order to make decisions about resources to be allocated to the segment and assess its performance, which is measured in a consistent basis with the profit or loss in the financial statements.

12.	INCOME TAX

The main items of income tax expense in the condensed consolidated interim Financial Statements are as follows:

	09/30/2018		09/30/2017
	Accumulated from beginning year up to 09/30/2018	Quarter ended 09/30/2018	Accumulated from beginning year up to 09/30/2017	Quarter ended 09/30/2017
Current income tax expense	5,007,608	1,807,210	4,186,853	1,675,287
Gain for deferred income tax	(394,308)	(89,489)	(378,064)	(155,604)
Income tax expense recorded in the statement of income	4,613,300	1,717,721	3,808,789	1,519,683
Income tax gain recorded in other comprehensive income	(82,098)	(55,447)	(22,137)	(20,845)
	4,531,202	1,662,274	3,786,652	1,498,838

13.	COMMISSIONS INCOME

	09/30/2018		09/30/2017
Description	Accumulated from beginning year up to 09/30/2018	Quarter ended 09/30/2018	Accumulated from beginning year up to 09/30/2017	Quarter ended 09/30/2017
Performance obligations satisfied at a point in time (1)	6,161,556	2,220,110	4,540,724	1,463,962
Performance obligations satisfied over certain time period	19,229	9,004	299,379	291,397
	6,180,785	2,229,114	4,840,103	1,755,359

(1)	Includes mainly account maintenance fees, agreements and credit card commissions.

28

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

14.	DIFFERENCE IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

	09/30/2018		09/30/2017
Description	Accumulated from beginning year up to 09/30/2018	Quarter ended 09/30/2018	Accumulated from beginning year up to 09/30/2017	Quarter ended 09/30/2017
Translation of foreign currency assets and liabilities to pesos	(3,074,630)	(1,759,100)	784,410	445,397
Income from foreign currency Exchange	968,499	514,657	340,909	132,601
	(2,106,131)	(1,244,443)	1,125,319	577,998

15.	OTHER OPERATING INCOME

	09/30/2018		09/30/2017
Description	Accumulated from beginning year up to 09/30/2018	Quarter ended 09/30/2018	Accumulated from beginning year up to 09/30/2017	Quarter ended 09/30/2017
Services	3,229,576	1,121,233	2,675,860	916,076
Derecognition or substantial modification of financial liabilities	592,162	592,162
Adjustments and interest from other receivables	152,354	72,259	49,907	23,534
Sale of investment property and other non-financial assets	137,227	104	13,134	2,821
Initial recognition of loans	103,911	47,381
Sale of property, plant and equipment	2,281	831	1,388
Debtor adjustment for sale of other assets with CER clauses	887	887
Other	447,000	150,797	442,096	108,394
	4,665,398	1,985,654	3,182,385	1,050,825

16.	EMPLOYEE BENEFITS

	09/30/2018		09/30/2017
Description	Accumulated from beginning year up to 09/30/2018	Quarter ended 09/30/2018	Accumulated from beginning year up to 09/30/2017	Quarter ended 09/30/2017
Remunerations	5,430,285	2,076,043	4,186,623	1,449,531
Social Security Contributions	1,059,785	402,664	793,214	263,046
Compensations and bonuses to employees	517,373	173,981	377,301	166,025
Employee services	173,173	67,095	152,663	49,732
	7,180,616	2,719,783	5,509,801	1,928,334

17.	ADMINISTRATION EXPENSES

	09/30/2018		09/30/2017
Description	Accumulated from beginning year up to 09/30/2018	Quarter ended 09/30/2018	Accumulated from beginning year up to 09/30/2017	Quarter ended 09/30/2017
Taxes	664,158	214,317	519,184	179,844
Maintenance, conservation and repair expenses	616,782	242,710	404,812	150,589

29

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

	09/30/2018		09/30/2017
Description (contd.)	Accumulated from beginning year up to 09/30/2018	Quarter ended 09/30/2018	Accumulated from beginning year up to 09/30/2017	Quarter ended 09/30/2017
Security services	515,190	200,343	380,032	135,844
Fees to Directors and Syndics	483,913	174,035	306,782	121,516
Electricity and communications	391,732	154,434	255,556	90,524
Other fees	374,740	145,233	252,178	92,139
Leases	225,481	87,606	163,928	58,364
Advertising and publicity	168,231	80,667	137,792	55,951
Representation, travel and transportation expenses	83,267	30,007	60,068	23,089
Stationary and office supplies	42,720	16,593	31,610	10,681
Insurance	38,803	14,789	34,180	10,707
Hired administrative services	12,900	4,857	13,342	4,869
Other	1,109,384	410,176	741,096	252,492
	4,727,301	1,775,767	3,300,560	1,186,609

18.	OTHER OPERATING EXPENSES

	09/30/2018		09/30/2017
Description	Accumulated from beginning year up to 09/30/2018	Quarter ended 09/30/2018	Accumulated from beginning year up to 09/30/2017	Quarter ended 09/30/2017
Gross turnover tax	4,065,287	1,600,066	2,471,409	885,148
Charges for other provisions	577,180	223,762	375,532	170,890
Deposits Guarantee Fund contributions	214,647	81,721	154,138	54,239
Donations	67,681	20,097	70,626	24,721
Insurance claims	37,693	15,613	24,965	11,964
Initial loan recognition gain (loos)			40,991	(7,960)
Other	2,077,256	751,737	1,549,120	551,131
	7,039,744	2,692,996	4,686,781	1,690,133

19.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The Statement of Cash Flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the Statement of Cash Flows the Bank adopted the indirect method for Operating Activities and the direct method for Investment Activities and Financing Activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the Statement of Cash Flows the Bank considered the following:

-	Operating activities: are the normal revenue-producing activities of the Bank as well as other activities that cannot be qualified as investing or financing activities.

-	Investing activities: are the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: are activities that result in changes in the size and composition of the Shareholders equity and liabilities of the Bank and that are not part of the operating or investing activities.

30

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

The table below presents the reconciliation between the item “Cash and cash equivalents” in the Statement of Cash Flows and the relevant accounting items of the Statement of financial position:

	09/30/2018	12/31/2017	09/30/2017	12/31/2016
Cash and deposits in banks	68,919,144	35,561,574	37,693,286	35,986,159
Debt securities at fair value		44	1,100	9,585
Other debt securities	34,909,558	5,548,056	15,673,249	16,074,409
Loans and other financing	204,484	93,871	86,592
	104,033,186	41,203,545	53,454,227	52,070,153

20.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of September 30, 2018, amounted to 669,663. Since December 31, 2014, the Bank’s capital stock has changed as follows:

As of December 31, 2014	594,563
Capital stock decrease as provided by Art, 67 of Law No, 26,831 (1)	(10,000)
Capital stock increase as approved by Shareholders´ Meeting held on April 28, 2017 (2)	85,100
As of September 30, 2018	669,663
Shares issued outstanding	648,200
Shares in treasury	21,463

(1)	Related to capital stock decrease resulting from the lapse of three years from acquisition from September through December 2011, involving 10,000,000 own registered Class B shares of common stock for a total amount of 92,919. These shares have not been sold and the shareholders’ meeting has issued no resolution as to the application thereof. On June 25, 2015, the capital stock decrease was registered in the Public Registry of Commerce.

(2)	Related to capital stock increase arising from (i) the issue of 74,000,000 new, common, registered, Class “B” shares with a face value of Ps. 1, each one entitled to one vote, and entitled to dividends under the same conditions as common, registered, Class “B” shares, outstanding upon issuance, formalized on June 19, 2017 and (ii) additionally, as established by the abovementioned Meeting, the international underwriters exercised the option to oversubscribed 15% of the capital stock which was formalized on July 13, 2017 through the issuance of 11,099,993 new, common, registered, Class “B” shares each one entitled to one vote and with a face value of Ps.1. On August 14, 2017, such capital increases were registered with the Public Registry of Commerce.

The public offering of the new shares was authorized by CNV Resolution No, 18,716 dated on May 24, 2017 and by the BCBA on May 26, 2017. As required by CNV regulations, it is advised that the funds arising from the public subscription of shares shall be used to finance its general business operations, to increase its borrowing capacity and leverage the potential acquisitions opportunities in the Argentine financial system.

(3)	Related to the repurchase of the Bank´s own shares under the Program established by the Board of Directors on August 8, 2018, with the purpose of reducing price share fluctuations, minimizing possible temporary imbalances that may be in the market between supply and demand. The maximum amount of the investment amounted to 5,000,000 and the maximum numbers of shares to be adquired were equivalent to 5% of the capital stock. At the end of this Program the Bank had adquired 21,463 shares for an amount of 3,113,925.

Additionally, on October 17, 2018 the Board of Directors of Banco Macro SA, decided to start over the repurchase of the Bank´s own shares , with the pending use of funds of the Program, already expired. The terms and conditions for the acquisition of its own shares, in accordance with section 64 of Law 26,831 and CNV rules, are as follows:

(1)	Maximum amount to invest: up to 1,886,076.

(2)	Maximum number of shares for own acquisition: 12,020.

31

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

(3)	Maximum price to pay for shares: up to Ps. 158 per share.

(4)	Terms in which the acquisition took place: up to November 2, included, subject to any renewal or extension of the term, which will be opportunely informed.

As of the date of issuance of these condensed consolidated interim Financial Statements, the Bank adquired 6,774 common shares Class B for a face value Ps.1 for an amount of 995,786.

21.	EARNINGS PER SHARE

Basic earnings per share were calculated by dividing net profit attributable to ordinary equity holders of the Bank by the weighted average number of ordinary shares outstanding during the period.

To determine the weighted average number of ordinary shares outstanding during the period the Bank used the number of ordinary shares outstanding at the beginning of the period adjusted, if applicable, by the number of ordinary shares bought back or issued during the period multiplied by the number of days that the shares were outstanding in the period, Note 20 provides a detail of the changes in the Bank’s capital stock.

The calculation of basic earnings per share is disclosed in the table of Earnings per share included in the condensed consolidated interim Statement of Income.

Dividends paid and proposed

Cash dividends paid during the fiscal years 2017 and 2016 to the shareholders of the Bank amount to 701,476 and 596,254, respectively, which considering the number of shares outstanding to the date of effective payment represented 1.20 and 1.10 pesos per share, respectively.

The Shareholders’ Meeting held on April 27, 2018 resolved to distribute cash dividends for 3,348,315, which considering the number of shares outstanding at the date of such resolution, represented 5 pesos per share. These cash dividends were paid on May 15, 2018.

22.	DEPOSIT GUARANTEE INSURANCE

Law No. 24485 and Decree No. 540/1995 created the Deposit Guarantee Insurance System, which was featured as a limited, compulsory and onerous system, aimed at covering the risks of bank deposits, as subsidiary and supplementary to the deposit privilege and protection system established under the Financial Entities Act. The above mentioned legislation also provided for the organization of Sedesa with the exclusive purpose of managing the Deposit Guarantee Fund (DGF). Sedesa was organized in August 1995.

Banco Macro SA holds an 8.4020% interest in the capital stock of Sedesa according to the percentages disclosed by Central Bank Communiqué “B” 11681 on March 20, 2018.

According to the above mentioned law and decree, all deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, fixed-term deposits or other forms of deposit that the Central Bank may determine from time to time shall be subject to the above described Deposit Guaratee Insurance System, up to the amount of 450 and that meet the requirements provided for in the Decree 540/1995 and other requirements that the regulatory Authority may from time to time determine. On the other hand, the Central Bank provided for the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and security deposits.

32

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

23.	RESTRICTED ASSETS

As of September 30, 2018 and December 31, 2017, the followings Bank´s assets are restricted:

Item	09/30/2018	12/31/2017

Debt securities at fair value through profit or loss and other debt securities
• Central Bank of Argentina Internal Bills in pesos, maturity 10-17-2018 as of September 30, 2018 and maturing 02-21-2018 as of December 31, 2017, for the performance of forward foreign currency transactions.	307,761	53,059
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 used as security in favor of Sedesa (1).	119,679	117,454
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing the regional economies Competitiveness Program – BID loan No. 3174/OC-AR.	94,560	98,541
• Central Bank of Argentina Internal Bills in pesos, maturing 10-17-2018 as of September 30, 2018 and maturity 02-21-2018 as of December 31, 2017, securing the operation through negotiation secured transaction Segment as the main counterparty of the MAE.	14,540	9,647
• Central Bank of Argentina Internal Bills in pesos, maturing 10-17-2018 and Discount bonds in pesos regulated by Argentinian legislation, maturing 2033, for minimum counterpart required for Agents to act in the new categories contemplated under General Resolution No. 622/2013, as amended.	13,086	13,139
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing a BID loan of Province of San Juan No. 2763/OC-AR.	5,989	8,869
• Discount bonds in pesos regulated by Argentinian legislation, maturing 2033 securing the sectorial Credit Program of the Province of San Juan, Production investment financing fund.	5,752	8,704
• Secured bonds under Presidential Decree No, 1579/2002 as security for a loan received from Banco de Inversión y Comercio Exterior SA (Bice).		4,270
• Other public and private securities.	33,960	27,225
Subtotal debt securities at fair value through profit or loss and other debt securities	595,327	340,908

Other financial assets
• Sundry debtors – Other	2,610	858
• Sundry debtors – foreclosure within the scope of the claim filed by the DGR against the City of Buenos Aires for differences on gross turnover tax.	827	827
Subtotal Other financial assets	3,437	1,685
Loans and other financing – non financial private sector and foreign residents
• Interests derived from contributions made as protector (2)	113,998	110,848
Subtotal loans and other financing – non-financial private sector and foreign residents	113,998	110,848

Financial assets delivered as a guarantee
• Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities.	5,383,619	4,005,730
• Forward purchase for repo transactions.		2,993,719
• Guarantee deposits related to credit and debit card transactions.	677,420	623,491
• Other guarantee deposits.	180,138	15,412
Subtotal Financial assets delivered as a guarantee	6,241,177	7,638,352

33

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Item (contd.)	09/30/2018	12/31/2017

Other non financial assets
• Real property related to a call option sold.		222,023
Subtotal Other non-financial assets		222,023
Total	6,953,939	8,313,816

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made. The same correspond to the following risk funds: Risk fund of Garantizar SGR, Risk fund of Los Grobo SGR and Risk fund of Avaluar SGR as of September 30, 2018 and December 31, 2017.

Additionally, as of December 31, 2016, the amount of restricted assets was 4,191,090.

24.	TRUST ACTIVITIES

The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank, are disclosed below:

24.1.	Financial trusts for investment purposes

Debt securities include mainly prepayments towards the placement price of provisional trust securities of the financial trusts under public offerings (Best Consumer Directo, Garbarino, Accicom, Secubono and Credicuotas Consumo). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation. If after making the best efforts, such trust securities cannot be placed, the Bank will retain the definitive trust securities.

In addition, the Bank´s portfolio is completed with financial trusts for investment purpose, trust securities of definitive financial trust in public offering (Consubond, Credimas, Garbarino, Chubut Regalías Hidrocarburíferas) and certificates of participation (Saenz Créditos, Gas Tucumán and Arfintech).

As of September 30, 2018 and December 31, 2017 and 2016, debt securities and certificates of participation in financial trusts for investment purpose, total to 630,442, 1,011,828 and 730,672, respectively.

According to the latest accounting information available as of the date of issuance of these condensed consolidated interim Financial Statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

24.2.	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. This way the funds that were originally used to finance the loans are obtained earlier.

As of September 30, 2018 and December 31, 2017 and 2016, considering the latest available accounting information as of the date of the accompanying condensed consolidated interim Financial Statements, the assets managed through Macro Fiducia SA (subsidiary) of this type of trusts amounted to 69,842, 116,697 and 59,128, respectively.

34

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

24.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

As of September 30, 2018 and December 31, 2017 and 2016, considering the latest available accounting information as of the date of the accompanying condensed consolidated interim Financial Statements, the assets managed by the Bank amounted to 342,799, 328,268 and 451,569, respectively.

24.4.	Trusts in which the Bank acts as trustee (management)

The Bank, through its subsidiaries, performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee, Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets, In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements, The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of September 30, 2018 and December 31, 2017 and 2016, considering the latest available accounting information as of the accompanying condensed consolidated interim Financial Statements, the assets managed by the Bank amounted to 3,113,794, 2,200,840 and 2,117,959, respectively.

25.	COMPLIANCE WITH CNV REGULATIONS

25.1	Compliance with CNV standards to act in the different agent categories defined by the CNV:

25.1.1	Operations of Banco Macro SA

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (NT General Resolution No. 622/2013 as amended), the Bank is registered with this agency as agent for the custody of collective investment products of mutual funds (AC PIC FCI for their acronyms in Spanish language), comprehensive clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish language), financial trustee Agent (FF for its acronym in Spanish language) and Guarantee Entity (in the process of being registered).

35

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Additionally, the Bank’s shareholders’ equity exceeds the minimum amount required by this regulation, amounting to 36,500, as well as the minimum counterpart required of 12,500, which the Bank paid-in with government securities as described in Note 23 to the accompanying condensed consolidated interim Financial Statements.

25.1.2	Operations of Banco del Tucumán SA

Considering Banco del Tucumán SA’s current operations, and according to the different categories of agents established by CNV rules (NT General Resolution No. 622/2013, as amended), the Bank is registered with this agency under the following agent categories: mutual investment funds placement and distribution agent (ACyD FCI) and clearing and settlement agent and trading agent (ALyC and AN – Individual).

Additionally, the shareholders’ equity of this Subsidiary exceeds the minimum amount required by this regulation, amounting to 18,000, as well as the minimum counterpart required of 9,000, which the subsidiary paid-in with government securities.

25.1.3	Operations of Macro Securities SA

Considering the current operations of this Subsidiary, and according to the provisions established by CNV effective as of the approval of the General Resolution No. 622/2013, as amended, issued by such agency, the Company is registered with this agency CNV under the following categories: clearing and settlement agent, trading agent, comprehensive trading agent and mutual investment funds placement and distribution agent (ALyC, AN, AN – comprehensive and ACyD FCI).

Additionally, the shareholders’ equity of this Company exceeds the minimum amount required by this regulation, amounting to 18,125 as well as the minimum counterpart required of 9,000, which the Company paid-in with mutual fund units or shares.

25.1.4	Operations of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA

Considering the current operations of this Subsidiary and according to the provisions established by CNV effective as of the approval of the General Resolution No. 622/2013, as amended, issued by such agency, the Company is registered with the CNV as agent for the Administration of Collective Investment Products of Mutual Funds.

Additionally, the shareholders’ equity of this Company exceeds the minimum amount required by this regulation, amounting to 500 plus 100 per each additional Mutual Fund it administers, and the minimum countpart amounting to 1,100 and is paid-in with mutual fund units or shares.

25.1.5	Operations of Macro Fiducia SA

Considering the current operations of this Subsidiary, and according to the provisions established by CNV effective as of the approval of the General Resolution 622, as amended, issued by such agency, the Company is registered with the CNV as Financial Trustee agent and Non-Financial Trustee agent.

Additionally, the shareholders’ equity of this Company exceeds the minimum amount required by this regulation, amounting to 6,000, and the minimum countpart amounting to 3,000 and is paid-in with mutual fund units or shares.

36

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

25.2	Documents in custody

As a general policy, the Bank delivers for custody to third parties, the documentary support of its aged accounting and management operations, i.e. those whose date is prior to the last fiscal year-end, except for the Inventory Book, in which aging is deemed to include those with a date prior to the two fiscal years ended. In compliance with CNV General Resolution No. 629 requirements, the Bank has placed (i) the Inventory Books for fiscal years ended through December 31, 2015 included, and (ii) certain documentation supporting the economic transactions for fiscal years ended through December 31, 2017, included, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at Avenida Circunvalación Agustín Tosco with no number, Colectora Sur, between Puente San Carlos and Puente 60 blocks, Province of Córdoba and Avenida Luis Lagomarsino 1750, formerly Ruta 8 Km 51.200, Pilar, Province of Buenos Aires).

25.3	As depositary of Mutual Funds

As of September 30, 2018 Banco Macro SA, in its capacity as Depositary Company, holds in custody the shares in Mutual Funds subscribed by third parties and assets from the following mutual funds:

Fund	Number of shares	Equity
Pionero Pesos	1,444,595,515	6,202,935
Pionero Renta Ahorro	585,537,350	4,430,446
Pionero F F	77,288,713	480,803
Pionero Renta	7,078,472	115,148
Pionero Acciones	15,648,664	384,408
Pionero Renta Plus	34,012,947	657,554
Pionero Empresas FCI Abierto PYMES	213,141,229	604,001
Pionero Pesos Plus	165,185,850	423,095
Pionero Renta Ahorro Plus	570,005,668	1,013,357
Pionero Renta Mixta I	40,007,630	71,700
Pionero Renta Mixta II	244,474,518	400,574
Pionero Renta Estratégico	422,791,472	445,313
Pionero Renta Capital	50,000	50
Pionero Argentina Bicentenario	50,000	50
Pionero Ahorro Dólares	181,869,170	7,542,341
Pionero Renta Global	50,000	2,045
Pionero Renta Fija Dólares	15,121,606	526,146
Argenfunds Renta Pesos	413,516,205	1,039,359
Argenfunds Renta Argentina	29,636,695	130,870
Argenfunds Ahorro Pesos	309,611,952	1,258,388
Argenfunds Renta Privada FCI	236,920,108	1,208,841
Argenfunds Abierto Pymes	143,376,870	132,445
Argenfunds Renta Total	1,010,426,238	2,342,991
Argenfunds Renta Flexible	776,315,515	1,233,160
Argenfunds Renta Dinámica	165,053,326	246,531
Argenfunds Renta Mixta	68,781	90
Argenfunds Renta Global	94,474,056	142,021
Argenfunds Renta Capital	3,563,600	146,112
Argenfunds Renta Balanceada	234,926,966	355,800
Argenfunds Renta Crecimiento	528,212	21,521

26.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for September 2018 are listed below, indicating the balances as of month-end of the related items:

37

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Description	Banco Macro SA	Banco del Tucumán SA
Cash and deposits in banks
Amounts in Central Bank accounts	46,953,896	3,465,054
Other debt securities
Central Bank of Argentina Internal Bills computable for the minimum cash requirements	9,206,985	684,159
Government securities computable for the minimum cash requirements	6,582,750
Financial assets delivered as guarantee
Special guarantee accounts with the Central bank	5,080,196	303,423
Total	67,823,827	4,452,636

27.	PENALTIES APPLIED TO THE FINANCIAL ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE CENTRAL BANK

The Central Bank Communiqué “A” 5689 requires banks to disclose in their financial statements certain information regarding summaries and sanctions received from certain regulatory authorities, regardless of the amounts involved and the final conclusions of each cause.

Next follows a description of the situation of Banco Macro SA and Banco del Tucumán SA as of September 30, 2018:

Banco Macro SA

Summary proceedings filed by the Central Bank

Financial Summary proceedings: No. 1496 dated 02/24/2016.

Reason: deficiencies on the consolidated supervision exercised by the Bank regarding its subsidiaries, with non-compliance of internal controls.

Proceeding filed against: Banco Macro SA and the Members of the Board of Directors (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito and Emanuel Antonio Alvarez Agis).

Status: pending resolution before the Central Bank. On 04/07/2016, we filed the defenses and evidence. On 05/18/2016 we requested on behalf of the accused Delfin Jorge Ezequiel Carballo the resolution of the motion for lack of standing to be sued. To date this motion is still pending resolution.

Penalties imposed by the Central Bank

Financial Summary proceedings: No. 1380 dated 03/11/2013.

Reason: Alleged excess in the assets used for guarantee purposes which should have been used for related statutory operation ratios; failure to fulfill with the limitations of deposit increase, lack of veracity in book records, neglect to present the corresponding accounting disclosure of such excess and failures according to Central Bank’s requirements. Penalty amount: 2,000.

Proceeding filed against: former Banco Privado de Inversiones SA, Directors, Supervisory Committee and Corporate Services Manager (Alejandro Manuel Estrada, Raúl Fernandez, Alejandro Carlos Estrada, Eduardo Guillermo Castro, Jorge Norberto Cerrotta, Armando Rogelio Pomar, Carlos Soulé and Baruki Luis Alberto Gonzalez).

Status: On 06/12/2015 the Central Bank passed Judgment No. 527, imposing fines to those responsible. On 06/25/2015 the fine was paid, due to the non-staying effect thereof. On 07/10/2015 a Direct Appeal was filed against such resolution to Court of Appeals in Contentious Administrative Matters (CNACAF, for its acronyms in Spanish language). On September 2015, the appeals were filed with Courtroom II, under case No. 48607/2015 of CNACAF. On 05/10/2016, Courtroom II decided to confirm the penalties imposed by the Central Bank. Upon such decision, the Bank filed a Federal Extraordinary Appeal that was dismissed by the Courtroom II of the CNACAF on 08/02/2016. On 08/16/2016 a motion for reconsideration of dismissal of appeal was lodged on behalf of the Bank and of Mr. Carlos Soulé before the Argentine Supreme Court of Justice (CSJN, for its acronyms in Spanish language) upon rejection of the Federal Extraordinary Appeal, which is still pending to date.

38

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Financial Summary proceedings: No. 1401 dated 08/14/2013.

Reason: alleged failure in financing to the non-financial public sector, for temporary overdrafts through checking accounts of the Municipality of Córdoba and Reconquista. Penalty amount: 2,400.

Proceeding filed against: Banco Macro SA and the members of the Board (Jorge Horacio Brito, Jorge Pablo Brito and Marcos Brito).

Status: On 03/02/2015 the Central Bank passed Resolution No. 183/15 imposing fines to the Bank, which were debited from the Bank´s account 00285 on 03/12/2015. On 03/30/2015 a Direct Appeal was filed with the CNACAF against such resolution. On April 2015 the appeal was presented at Courtroom IV of the CNACAF under No. 19,971/2015. On 06/23/2015 the Court informed the Central Bank about the appeal lodged by Banco Macro. On 07/13/2016 Courtroom IV of the CNACAF sustained the appeal filed by the Bank and annulled the decision imposing the fines to the Bank. The Central Bank filed a Federal Extraordinary Appeal, which was answered by the Bank on 08/29/2016. On 09/06/2016 Courtroom IV of the CNACAF dismissed Central Bank’s Extraordinary Appeal. On 09/14/2016 the Central Bank lodged a motion for reconsideration of dismissal of the extraordinary appeal with the CSJN, which is still pending resolution.

Penalties imposed by the Financial Information Unit (UIF)

File: No. 62/2009 dated 01/16/2009.

Reason: Purchase of foreign currency from April 2006 through August 2007. Penalty amount: 718.

Penalty imposed on: Banco Macro SA and those in charge of Anti-money laundering regulation compliance (Juan Pablo Brito Devoto and Luis Carlos Cerolini).

Status: The UIF passed Resolution No. 72/2011 on 06/09/2011, imposing fines to those responsible. An Appeal was lodged with the CNACAF. On 10/31/2016 the Courtroom III decided the following: (i) on the one hand, as to the transactions carried out between 10/11/2006 and 08/22/2007, to declare that the punitive power of the UIF had expired at the time of the summary proceedings, rendering UIF`s Resolution 72/2011 invalid, (ii) on the other hand, as to the transactions performed from 03/05/2007 and from 04/17/2007 through 08/22/2007, to refer these proceedings again to the UIF for a new resolution readjusting the fines imposed on the Bank and Messrs. Juan Pablo Brito Devoto and Luis Carlos Cerolini. Upon such court order, both the UIF and the Bank lodged a Federal Extraordinary Appeal. Such appeals were rejected by the Court on 04/25/2017. On 05/10/2017 both the Bank and the UIF filed a motion for reconsideration of dismissal of appeal before the Argentine Supreme Court which is still pending resolution.

File: No. 248/2014 (UIF Note Presidency 245/2013 11/26/2013) dated 07/30/2014.

Reason: Alleged deficiencies in preparing certain “Reports on suspicious transactions (ROS)” due to cases of infringement detected in certain customer files. Penalty amount: 330.

Penalty imposed on: Banco Macro SA, the members of the Board and those in charge of Anti-money laundering regulation compliance (Luis Carlos Cerolini – both as Compliance Officer and Director - and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Emanuel Antonio Alvarez Agis, Marcos Brito and Rafael Magnanini –as Directors of Banco Macro SA-).

Status: upon notice of the summary proceedings, on 05/08/2015 the Bank filed its defense, offering evidence and requesting its acquittal. On 12/26/2016 the UIF passed Resolution 164/16 imposing fines on those responsible and issuing a favorable decision on the plea of lack of locus standi lodged by Messrs. Carballo and Magnanini. On 01/30/2017 the Bank paid the fine imposed by the UIF, due to the non-staying effect thereof. On 03/13/2017 a Direct Appeal was filed against such resolution, and the legal action it be decided at Room III of the CNACAF, entitled “Banco Macro SA et al vs, UIF on Criminal Code – Law 25246 – Decree 290/07 Section 25” (Court File No. 13500/2017). This court file is pending resolution.

•	Ended summaries during the period

Criminal foreign exchange regime summary proceedings (Central Bank): No. 6545 dated 09/03/2015, alleged breach of article No, 1 subsections e) and f) of the CFEL and the Central Bank Communiqué “A” 5264, as amended and supplemented, for foreign exchange transactions with a customer ended in favor of the Bank due to on 04/14/2018, the Bank was served notice of the decision of the Central Bank which declared its accusation against the individuals involved in the summary proceedings null and void and therefore ordered the closing of the proceedings.

39

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Although the above described penalties do not involve material amounts, as of the date of issuance of the accompanying consolidated Financial Statements, the total amount of monetary penalties received, pending payment due to any appeal lodged by the Bank, amounts to 718 and was recognized according to the Central Bank’s Communiqués “A” 5689 and 5940, as amended and supplemented.

Additionally, there are pending summary proceedings before the CNV and the UIF, as described below:

File: No. 1480/2011 (CNV Resolution No. 17529) dated 09/26/2014.

Reason: Potential non-compliance with the obligation to inform a “Significant Event”.

Persons subject to summary proceedings: Banco Macro SA, the members of the Board, the regular members of the Supervisory Committee and the person/s responsible for Market Relations (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Daniel Hugo Violatti, Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner).

Status: on 10/28/2014 the Bank and the persons involved filed their defenses offering evidence and requesting their acquittal. On 08/03/2015 the term to produce evidence was closed and on 08/19/2015 the defendants lodged their memorials. To the date hereof this action is still pending resolution.

File: 2577/2014 (CNV Resolution No. 18863) dated 07/20/2017.

Reason: potential non-compliance with de provisions of section 59 of Law 19550 and paragraph 1 of Chapter 6 Section 19 of Article IV of Chapter II of CNV Rules (Revised 2013, as amended) in force at the time of the issues under analysis.

Persons subject to summary proceedings: Banco Macro SA, in its capacity as Custody Agent of Collective Investment Products of Mutual Funds, regular Directors and regular members of the Supervisory Committee (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Federico Pastrana, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito, Emmanuel Antonio Alvarez Agis, Alejandro Almarza, Carlos Javier Piazza and Vivian Haydee Stenghele).

Status: on 07/28/2017 the Bank and the persons subject to these summary proceedings were given notice of this action and were given 10 business days to make the relevant filing. On 08/11/2017, the Bank filed its defense requesting the nullity of the accusation, the expiration of the time limit to file the administrative criminal actions and the lack of responsibility of the people subject to these summary proceedings for the acts subject matter of this action since such supervisory obligation is not in accordance with the role of the Custody Agent. On 12/06/2017 the court held the firs preliminary hearing and the summary proceedings turned to be under the analysis of the CNV, who shall decide whether it allows for the production of evidence or directly decides on the merits of the case.

File: No. 137/2015 (UIF Resolution No. 136/2017) dated 12/19/2017.

Reason: alleged breach to the contents of the Code of Procedure applicable to Anti-money Laundering and Terrorism Financing as Settlement and Clearing Agent at the time of an inspection of the CNV and to the Internal Audit Process referred to in its capacity as Settlement and Clearing Agent (UIF Resolution No. 229/2011, as amended).

Persons subject to summary proceedings: Banco Macro SA, members of the Management Body during the period subject-matter of these summary proceedings (Jorge Horacio Brito, Jorge Pablo Brito, Juan Pablo Brito Devoto, Constanza Brito, Marcos Brito, Delfín Jorge Ezequiel Carballo, Delfín Federico Ezequiel Carballo, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emmanuel Antonio Alvarez Agis, Nicolás Alejandro Todesca, Carlos Alberto Giovanelli, José Alfredo Sanchez, Martín Estanislao Gorosito, Roberto Julio Eilbaum, Mario Luis Vicens, Nelson Damián Pozzoli, Luis María Blaquier, Ariel Marcelo Sigal, Alejandro Eduardo Fargosi, Juan Martin Monge Varela and Luis Cerolini in his double capacity as Compliance Officer and member of the Management Body).

Status: on 03/08/2018 the Bank and the persons subject to these summary proceedings filed their defenses. Additionally, the UIF ordered the production of evidence and therefore on 03/28/2018 and 04/03/2018 official information written notices were given to the Central Bank and CNV. The evidence offered was provided; therefore, on May 21, 2018, the UIF declared that the trial stage was concluded and set the case for the closing arguments. On June 8, 2018, the Bank, the directors and the compliance officer provided their closing arguments. To date, the UIF is analyzing the file in order to issue a resolution.

File: No. 1208/2014 (UIF Resolution No. 13/2016) dated January 15, 2016.

Reason: alleged failure to comply with the Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

40

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Persons subject to the summary proceedings: Banco Macro SA, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Marcos Brito and Emmanuel Antonio Álvarez Agis.

Status: on 05/17/2018, the Bank and the individuals were notified about Resolution No. 13/2016, whereby the summary proceedings were opened. The proceedings began due to the Central Bank submission on 05/12/2014, of the background related to “the overall inspection performed in Banco Macro SA from 11/26/2013, through 01/17/2014, by the Special Operations Oversight Management in order to evaluate the measures adopted by the Bank for the prevention of money laundering and terrorism financing”. The UIF stated in the resolution that summary proceedings should be filed “to discharge any responsibility that may be borne by Banco Macro SA, its Board of Directors and/or Compliance Officers that were holding office during the term of the alleged infringements described in the recitals hereof [resolution], so as to determine whether they committed the crime punished under section 24(1) and (2), Law No. 25,246, as amended”. On May 17, 2018, the Bank was notified about such case file. On June 15, 2018, Banco Macro SA, the members of the Board of Directors and the compliance officer filed their defense briefs. On July 2, 2018, the UIF sustained the lack of capacity to be sued of Delfín Jorge Ezequiel Carballo, discarding his responsibility in this summary proceeding. The proceedings were opened to the production of evidence and closing of the evidence stage; on September 2018 the defendants lodged their memorial. As of the date hereof these actions are in a stage to issue a resolution, which is pending.

Banco del Tucumán SA

Summary proceedings filed by the Central Bank

Financial Summary Proceedings: No. 1349 dated 09/07/2012.

Reason: Alleged breach of the provisions of Communiqué “A” 3054, OPRAC 1-476, Exhibit, Article 2, section 2.1 and Article 3, section 3.1.2.; and Communiqué “A” 4798, OPRAC 1-613, Exhibit, Article 4, section 41., regarding the financing to the Non-Financial Public Sector, for the acquisition of secured loans without the appropriate authorization by the Central Bank. Penalty amount: 1,440.

Proceedings filed against: Banco del Tucumán SA and the members of the Board of Directors (Jorge Horacio Brito, Luis Carlos Cerolini, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Claudio Alejandro Cerezo and Waldo Camilo López).

Status: on 03/12/2014 the Central Bank issued Resolution 149/14 applying the fine. On 03/19/2014 such fine was debited from the account number 00060 of the Bank. On 04/08/2014 the Bank filed a Direct Appeal against the resolution of the SEFyC, on behalf of the Bank and of the individuals involved in the summary proceedings, before the CNACAF, who sustained Resolution 149/14. On 11/14/2014 the Bank filed a Federal Extraordinary Appeal for arbitrariness of the decision issued by the Court of Appeals. On 02/18/2015 Room III of the National and Federal Court of Appeals (CNAF for its acronym in Spanish language) dismissed the Extraordinary Appeal filed by Banco del Tucumán SA with court costs. On 02/26/2015 the Bank lodged a motion for reconsideration of dismissal of the Extraordinary Appeal, which is still pending to date.

•	Ended summaries during the period.

Criminal Foreign Exchange Regime Summary Proceedings (Central Bank): No. 3078 dated 06/24/2008, for alleged breach of Section 8 of the Criminal Foreign Exchange Regime Act, for irregularities in US dollar sale transactions of the financial intermediary established in Communiqué “B” 7174.On May 24, 2018, Federal Court No. 2 decided to declare the criminal action to be barred by the statute of limitations pursuant to section 59(3) of the Criminal Code.

The Bank Management and its legal advisors consider no further significant accounting effects could arise from the final outcome of the above mentioned judicial proceedings,

28.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded by Banco Macro SA in the accompanying condensed consolidated interim Financial Statements amount to:

41

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Corporate Bonds	Original value			Residual face value as of 09/30/2018		09/30/2018	12/31/2017
Subordinated Resettable – Class A	USD	400,000,000	(a.1)	USD	400,000,000	16,796,368	7,565,759
Non-subordinated – Class B	Ps.	4,620,570,000	(a.2)	Ps.	3,391,052,000	3,607,777	4,712,216
Non-subordinated – Class C	Ps.	3,207,500,000	(a.3)	Ps.	2,727,500,000	2,904,783
Total						23,308,928	12,277,975

a.1)	On April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23,576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General and Special Shareholder´s Meeting resolved to extend of the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars).

On November 4, 2016, under the abovementioned Global Program, Banco Macro SA issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016, Interest is paid semiannually on May 4 and November 4 of every year and the reset date will be November 4, 2021. Since reset date, these Corporate Bonds will accrue a benchmark reset rate plus 546.3 basis point, according terms and conditions abovementioned.

In addition, the Bank has the option to fully redeem the issuance as the reset date and under the conditions established in the pricing supplement after that date. The Bank used the funds derived from such issuance to grant loans in accordance with Central Bank guidelines.

As of December 31, 2016, the recorded amount related to these corporate bonds was 6,376,537.

a.2)	On May 8, 2017, under Global Program mention on item a.1), Banco Macro SA issued non subordinated simple corporate bonds Class B, not convertible into shares, at a fixed rate of 17.50%, fully amortizable upon maturity (May 8, 2022) for a face value of pesos 4,620,570,000 equivalent to USD 300,000,000 (three hundred million US dollars), under the terms and conditions set forth in the price supplement dated April 21, 2017. Interest is paid semiannually on November 8 and May 8 of every year, beginning on November 8, 2017.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with Central Bank guidelines.

As of the date of issuance of these condensed consolidated interim Financial Statement, the Bank made purchases of this issuance for a face value of pesos 1,229,518,000, remaining an outstanding face value of 3,391,052,000. In addition, on October 17, 2018 the Board of Directors decided to cancel these corporate bonds for the amount of such purchase.

a.3)	On April 9, 2018, under Global Program mention on item a.1), Banco Macro SA issued non subordinated simple corporate bonds Class C, for a face value of pesos 3,207,500,000, at an annual variable rate equivalent to the sum of (i) Badlar private rate applicable for the related accrued period; plus (ii) applicable margin of 3.5% p.a., fully amortizable upon maturity (April 9, 2021). Interest will be paid quarterly for the periods due on July 9, October 9, January 9 and April 9 of every year, beginning on July 9, 2018.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with Central Bank guidelines.

As of the date of issuance of these condensed consolidated interim Financial Statement, the Bank made purchases of this issuance for a face value of pesos 480,000,000, remaining an outstanding face value of pesos 2,227,500,000.

42

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

As of December 31, 2016 the Bank had recorded 1,684,636, related to Non-subordinated Corporate Bonds – Class 2, for a face value of USD 150,000,000.

Moreover, on April 27, 2018, the Shareholder´s Meeting resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds for a face value from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, according to the Board of Directors opportunely determines.

29.	OFF BALANCE SHEET TRANSACTIONS

In addition to the expressed in Note 4, the Bank recognizes different off Balance sheet transactions, pursuant to the Central Bank standards. Below is presented the balances of the main off Balance sheet transactions as of September 30, 2018 and December 31, 2017 and 2016:

Item	09/30/2018	12/31/2017	12/31/2016
Preferred and other collaterals received from customers (1)	46,213,234	39,247,291	22,116,120
Custody of government and private securities and other assets held by third parties	92,618,763	82,906,533	51,936,124
Checks already deposited and pending clearance	1,394,402	1,266,306	1,134,949
Outstanding checks not yet paid	3,261,753	2,032,128	1,852,989

(1)	Related to colaterals used to secure loans transactions and other financing, under the applicable rules in force in this matter.

30.	TAX AND OTHER CLAIMS

30.1.	Tax claims

The AFIP (Federal Public Revenue Agency) and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly gross turnover tax). As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal. The most significant claims are summarized below:

a)	AFIP´s Challenges against the income tax returns filed by former Banco Bansud SA (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	Ex-officio gross turnover tax assessments in progress and/or adjustments pending resolution by the tax authorities of certain jurisdiction.

c)	On February 20, 2018, the AFIP required the Bank to amend the returns in connection with Employer’s Contributions for the period between November, 2012 to December, 2016, or otherwise explain the reasons why it had applied the tax rate set forth in Section 2b) of Presidential Decree No. 814/01 (text as per Section 9 of Law No. 25,453). On March 14, 2018, the Bank submitted a detailed explanation of the grounds supporting its position. As of the date hereof, the Bank has not received an answer from AFIP. In the understanding of the bank´s management and its tax and legal advisors, no amount for Employer’s Contributions should be claimed for the indicated periods.

The Bank’s Management and its legal advisors consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in the accompanying Condensed consolidated interim Financial Statements.

43

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

30.2.	Other claims

In addition, before merging with and into the Bank, Banco Privado de Inversiones (BPI) had a pending class action styled “Adecua v, Banco Privado de Inversiones on ordinary proceedings”, File No. 19073/2007, before Commercial Court No. 3 in and for the City of Buenos Aires, Clerk’s Office No. 5, whereby it was required to reimburse to its clients the life insurance amounts overcharged to amounts payable, as well as to reduce the amounts charged in this regard in the future; this legal proceeding was concluded upon the abovementioned merger because BPI complied in full with the terms of the court-approved agreement reached with Adecua before answering the complaint. However, in March 2013, when BPI had already been merged with and into the Bank, the trial court resolved to amend the terms of the agreement and ordered the reimbursement of amounts of money to a larger number of clients as compared to the number arising from the terms approved by the court in due time. Such resolution was appealed by the Bank as BPI’s surviving company. The appeal was dismissed by the Court of Appeals, which abrogated both the trial court decision and the court-approved agreement, thus ordering the Bank to answer the complaint. This gave rise to the filing of an extraordinary appeal against such decision, as well as the subsequent filing of a complaint for the extraordinary appeal denied. It is currently pending with the Argentine Supreme Court.

Moreover, the Bank is also subject to three lawsuits filed with consumers’ associations for the same purpose: a) Adecua v, Banco Macro on ordinary proceedings, File No. 20495/2007, pending with Commercial Court No. 26 in and for the City of Buenos Aires, Clerk’s Office No. 52; b) Damnificados Financieros Asociación Civil Para Su Defensa et al v, Banco Macro on summary proceedings, File No. 37729/2007, pending with Commercial Court No. 26 in and for the City of Buenos Aires, Clerk’s Office No. 52; c) Unión de Usuarios y Consumidores v, Nuevo Banco Bisel on ordinary proceedings, File No. 44704/2008, pending with Commercial Court No. 26 in and for the City of Buenos Aires, Clerk’s Office No. 52.

There are also other lawsuits filed by consumer protections associations in relation to the collection of certain commissions and/or financial charges and certain withholdings made by the Bank to individuals as Buenos Aires City stamp tax withholding agent.

The Bank’s Management and its legal advisors consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in the accompanying Financial Statements.

31.	RESTRICTION ON DIVIDENDS DISTRIBUTION

a)	According to Central Bank regulations, 20% of income for the year plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the Legal Reserve.

b)	Pursuant to Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated at the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as a single and definitive payment. For this purpose, income to be considered in each year will result from adding dividends or earnings from other corporations not computed in the calculation of those earnings in the same tax period(s) to the earnings determined under application of Income Tax Law, and deducting the tax paid for the tax period(s) in which the earnings, or the related proportional amount, being distributed were generated, This withholding shall not be applicable to earnings distributions payable in the fiscal years beginning as of January 1, 2018.

c)	Through Communiqué “A” 6464, the Central Bank establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met such as no records of financial assistance from the Central Bank due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Act (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met.

44

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

In addition, profits may only be distributed to the extent there are positive results, after deducting, on a non-accounting basis, from retained earnings and earnings reserves – other for future distribution of profits, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit balances of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) the income derived of the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the Central Bank for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendency of Financial and Exchange Entities of the Central Bank or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the Central Bank. Additionally, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, which profit shall be included as a special reserve, the amount of which as of September 30, 2018 is 3,475,669 and is recognized in Retained Earnings.

Additionally, the maximum amount to be distributed shall not be over the minimum capital excess recalculating, exclusively for these purposes, the position in order to consider the above mentioned adjustments, among other issues.

Finally, the Bank must verify that, after completion of the proposed profit distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by level-1(Con1) ordinary capital, net of deductible items (CDCOn1).

d)	Pursuant to CNV General Resolution No. 593, the Shareholders’ Meeting in charge of analyzing the annual Financial statements will be required to decide on the application of the Bank’s retained earnings, such as the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of earnings reserves additional to the Legal reserve or a combination of any of these applications.

32.	CAPITAL MANAGEMENT AND CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

As financial institutions, the activities of Banco Macro SA and Banco del Tucumán SA are governed by the Financial Entities Act No. 21,526, as supplemented, and the regulations issued by the Central Bank and are exposed to intrinsic risks related to the financial industry. Moreover, they adhere to the good banking practices laid out in Central Bank Communiqué “A” 5201 (Financial Entities Corporate Governance Guidelines) as supplemented. Details explanations about the main aspects related to capital management and corporate governance transparency policy and risk management related to the Bank, are disclose in Note 41 to the condensed consolidated interim Financial Statements as of march 31, 2018, already issued.

Additionally, the table below shows the minimum capital requirements measured on a consolidated basis, effective for the month of September 2018, together with the integration thereof (computable equity) as of the end of such month:

Description	09/30/2018
Minimum capital requirements	19,839,629
Computable equity	63,968,843
Capital surplus	44,129,214

33.	ADDITIONAL DISCLOSURES

The table below shows the amounts corresponding to the detail of Government and private debt securities as of September 30, 2018, December 31, 2017 and 2016.

Description	09/30/2018	12/31/2017	12/31/2016
Debt securities at fair value through profit or loss

Government debt securities	1,071,098	720,015	276,780
Private securities	688,416	366,013	55,701
Total debt securities at fair value through profit or loss	1,759,514	1,086,028	332,481

45

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Description (contd.)	09/30/2018	12/31/2017	12/31/2016
Other debt securities
At fair value through OCI
Government securities	3,114,537	1,090,423	3,983,642
Central Bank internal bills	34,911,066	32,655,908	15,132,569
Private securities		18,583	423,456
Total at fair value through OCI	38,025,603	33,764,914	19,539,667

At amortized cost
Government debt securities	6,946,101	121,723	124,885
Private securities	4,435	817,128	730,947
Total at amortized cost	6,950,536	938,851	855,832
Total other debt securities	44,976,139	34,703,765	20,395,499

Equity instruments

At fair value through profit or loss	51,864	282,659	406,868
Total equity instruments	51,864	282,659	406,868

34.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT OF THE FINANCIAL AND CAPITAL SYSTEM

The international and local macroeconomic context generates a certain degree of uncertainty regarding its future progress as a result of the financial assets and foreign exchange market volatility and, additionally certain political events and the level of economic growth, among other issues. At a local level, there is an increase in the prices for other relevant economic variables, such as salary costs, exchange rate, interest rates and prices of the main raw materials.

Therefore, the Bank’s Management permanently monitors any changes in the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impact on its financial situation that may need to be reflected in the financial statements for future periods.

35.	EVENTS AFTER REPORTING PERIOD

No events occurred between the end of the reporting period and the issuance of the accompanying condensed consolidated interim Financial Statements that may materially affect the financial position or the profit and loss for the period, not disclosed in the accompanying Financial Statements.

36.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These Condensed consolidated interim Financial Statements are presented in accordance with the accounting framework established by the Central Bank, as mention in Note 3. These accounting standards may not conform with accounting principles generally accepted in other countries.

Delfín Jorge Ezequiel Carballo Chairperson
46

EXHIBIT B

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	09/30/2018	12/31/2017	12/31/2016

COMMERCIAL

In normal situation	68,277,662	48,364,751	34,766,790
With Senior “A” collateral and counter-collateral	2,221,181	3,822,852	2,545,541
With Senior “B” collateral and counter-collateral	7,857,703	7,594,429	5,297,800
Without Senior collateral or counter-collateral	58,198,778	36,947,470	26,923,449

Subject to special monitoring	595,576	299,221	27,887
In observation
With Senior “A” collateral and counter-collateral	3,163	6,042
With Senior “B” collateral and counter-collateral	79,570	66,613	18,875
Without Senior collateral or counter-collateral	456,333	226,566	9,012
In negotiation or with financing agreements
Without Senior collateral or counter-collateral	56,510

Troubled	443,298	37,164	50,039
With Senior “A” collateral and counter-collateral	1,472	3,441
With Senior “B” collateral and counter-collateral	142,761	22,971	50,039
Without Senior collateral or counter-collateral	299,065	10,752

With high risk of insolvency	180,789	144,001	137,431
With Senior “A” collateral and counter-collateral	1,265	729	1,882
With Senior “B” collateral and counter-collateral	164,153	86,437	61,374
Without Senior collateral or counter-collateral	15,371	56,835	74,175

Irrecoverable		6,500	7,372
With Senior “B” collateral and counter-collateral			813
Without Senior collateral or counter-collateral		6,500	6,559

Subtotal Commercial	69,497,325	48,851,637	34,989,519

Delfín Jorge Ezequiel Carballo Chairperson
47

EXHIBIT B

(Continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	09/30/2018	12/31/2017	12/31/2016

CONSUMER AND MORTGAGE

Performing	106,728,481	85,407,541	55,204,350
With Senior “A” collateral and counter-collateral	2,941,855	2,140,761	771,053
With Senior “B” collateral and counter-collateral	14,408,841	7,272,856	2,573,886
Without Senior collateral or counter-collateral	89,377,785	75,993,924	51,859,411

Low risk	1,903,382	1,050,600	555,222
With Senior “A” collateral and counter-collateral	25,516	7,823	1,486
With Senior “B” collateral and counter-collateral	101,103	32,681	20,699
Without Senior collateral or counter-collateral	1,776,763	1,010,096	533,037

Medium risk	1,205,362	647,332	443,357
With Senior “A” collateral and counter-collateral	8,441	1,447	3,188
With Senior “B” collateral and counter-collateral	35,367	13,672	7,676
Without Senior collateral or counter-collateral	1,161,554	632,213	432,493

High risk	836,854	479,925	317,466
With Senior “A” collateral and counter-collateral	11,464	496	2,099
With Senior “B” collateral and counter-collateral	24,792	18,106	20,486
Without Senior collateral or counter-collateral	800,598	461,323	294,881

Irrecoverable	272,712	148,425	92,508
With Senior “A” collateral and counter-collateral	438
With Senior “B” collateral and counter-collateral	24,979	18,375	18,222
Without Senior collateral or counter-collateral	247,295	130,050	74,286

Irrecoverable according to Central Bank's rules	773	249	210
Without Senior collateral or counter-collateral	773	249	210

Subtotal consumer and mortgage	110,947,564	87,734,072	56,613,113
Total	180,444,889	136,585,709	91,602,632

This exhibit disclosures the contractual figures in accordance as established by Central Bank. The conciliation with the Condensed consolidated interim statement of financial position, is listed below:

	As of 09/30/2018	As of 12/31/2017	As of 12/31/2016
Loans and other financing	174,288,332	132,658,674	88,390,646
+ Allowances for loans and other financing	3,852,731	2,666,738	1,839,422
+ Adjustment amortized cost and fair value	216,775	298,538	244,608
+ Corporate bonds	4,435	362,425	486,144
Guarantees provided and contingent liabilities	2,082,616	599,334	641,812
Total computable concepts	180,444,889	136,585,709	91,602,632

Delfín Jorge Ezequiel Carballo Chairperson
48

EXHIBIT C

CONSOLIDATED CONCENTRATION OF LOANS AND FINANCING-FACILITIES

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	09/30/2018		12/31/2017		12/31/2016
Number of customers	Cutoff balance	% of total portfolio	Cutoff balance	% of total portfolio	Cutoff balance	% of total portfolio

10 largest customers	18,713,753	10.37	10,886,705	7.97	6,363,324	6.95
50 next largest customers	22,431,975	12.43	11,082,657	8.11	9,003,785	9.83
100 next largest customers	13,066,833	7.24	7,511,713	5.50	5,580,023	6.09
Other customers	126,232,328	69.96	107,104,634	78.42	70,655,500	77.13

Total (1)	180,444,889	100.00	136,585,709	100.00	91,602,632	100.00

(1) See Exhibit B

Delfín Jorge Ezequiel Carballo Chairperson
49

EXHIBIT D

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF SEPTEMBER 30, 2018

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector - Central Bank		125,199	377,947	396,684	713,057	992,569	495,526	3,100,982
Financial sector		1,080,308	504,711	1,223,816	1,594,817	1,033,086	42,708	5,479,446
Non-financial private sector and foreign residents	2,074,598	43,391,038	24,306,343	25,452,182	32,657,255	36,977,874	71,403,536	236,262,826

Total	2,074,598	44,596,545	25,189,001	27,072,682	34,965,129	39,003,529	71,941,770	244,843,254

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF DECEMBER 31, 2017

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector - Central Bank		51,827	225,501	183,337	543,855	982,347	876,255	2,863,122
Financial sector		892,707	452,162	715,857	767,396	1,009,635	259,275	4,097,032
Non-financial private sector and foreign residents	889,510	36,721,574	18,795,821	17,988,857	20,395,038	30,679,594	53,884,831	179,355,225

Total	889,510	37,666,108	19,473,484	18,888,051	21,706,289	32,671,576	55,020,361	186,315,379

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF DECEMBER 31, 2016

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector - Central Bank		748,521	127,713	384,876	142,487	272,196	230,432	1,906,225
Financial sector		404,396	516,771	488,482	389,927	255,790	74,260	2,129,626
Non-financial private sector and foreign residents	542,275	29,757,384	13,015,559	12,247,535	13,861,833	19,345,839	25,649,597	114,420,022

Total	542,275	30,910,301	13,660,043	13,120,893	14,394,247	19,873,825	25,954,289	118,455,873

This exhibit disclosoures contractual future cash flows that included interests and accesories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo Chairperson
50

EXHIBIT F

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF SEPTEMBER 30, 2018

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Origination Value at	Useful life			Depreciation for the period				Residual value at
Item	beginning of fiscal year	Estimate in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	the end of the period

Cost
Buildings	4,682,194	50	90,586	232,595	412,462	101,427	70,876	381,911	4,158,274
Furniture and facilities	367,151	10	39,555	1,053	135,457	10	27,163	162,610	243,043
Machinery and equipment	1,046,209	5	319,185	111,075	570,491		150,180	720,671	533,648
Vehicles	117,488	5	18,762	4,853	78,198	4,312	14,475	88,361	43,036
Other	27		6	3					30
Work in progress	2,076,352		890,815	47,564					2,919,603
Total property, plant and equipment	8,289,421		1,358,909	397,143	1,196,608	105,749	262,694	1,353,553	7,897,634

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2017

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Cifras expresadas en miles de pesos)

	Origination Value at	Useful life			Depreciation for the period				Residual value at
Item	beginning of fiscal year	Estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	the end of the period

Cost
Buildings (1)	4,600,288	50	89,724	7,818	320,112	7,331	99,681	412,462	4,269,732
Furniture and facilities	318,675	10	48,476		101,332	242	34,367	135,457	231,694
Machinery and equipment	802,315	5	246,845	2,951	415,260	2,548	157,779	570,491	475,718
Vehicles	97,543	5	24,883	4,938	66,666	3,800	15,332	78,198	39,290
Other	39			12					27
Work in progress	1,215,539		911,098	50,285					2,076,352
Total property, plant and equipment	7,034,399		1,321,026	66,004	903,370	13,921	307,159	1,196,608	7,092,813

(1) As of December 31, 2016, the deemed cost of the Bank´s buildings amounted to 4,211,760 and the adjustment for this concept up to 3,396,192.

Delfín Jorge Ezequiel Carballo Chairperson
51

EXHIBIT F

(Continued)

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY

AS OF SEPTEMBER 30, 2018

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Origination Value at	Useful life			Depreciation for the period				Residual value at the
Item	beginning of fiscal year	Estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	end of the period

Cost
Other investment properties	1,759,569	50	131,550	169,314	15,677	1,778	4,094	17,993	1,703,812
Total investment property	1,759,569		131,550	169,314	15,677	1,778	4,094	17,993	1,703,812

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2017

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Origination Value at	Useful life			Depreciation for the period				Residual value at the
Item	beginning of fiscal year	Estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	end of the period

Cost
Other investment properties (1)	1,664,439	50	135,058	39,928	17,934	7,839	5,582	15,677	1,743,892
Total investment property	1,664,439		135,058	39,928	17,934	7,839	5,582	15,677	1,743,892

As of December 31, 2016, the deemed cost of the Bank´s buildings amounted to 2,910,087 and the adjustment for this concept up to 2,353,159. Part of this adjustment is recorded on Property, Plant and Equipment in Work in progress.

Delfín Jorge Ezequiel Carballo Chairperson
52

EXHIBIT G

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS

AS OF SEPTEMBER 30, 2018

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Origination Value at beginning	Useful life			Depreciation for the period				Residual value at the
Item	of fiscal year	Estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At end	end of the period

Cost
Licences	344,671	5	140,735	6,162	189,088	2	50,862	239,948	239,296
Other intangible assets	1,206,227	5	497,404	57,358	533,788		204,371	738,159	908,114
Total intangible assets	1,550,898		638,139	63,520	722,876	2	255,233	978,107	1,147,410

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2017

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Origination Value at beginning	Useful life			Depreciation for the period				Residual value at the
Item	of fiscal year	Estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At end	end of the period

Cost
Goodwill - Bussiness combination	20,609		35,596	56,205
Licences	161,355	5	189,142	5,826	54,331	3	134,760	189,088	155,583
Other intangible assets	890,669	5	616,099	300,541	431,387	2,761	105,162	533,788	672,439
Total intangible assets	1,072,633		840,837	362,572	485,718	2,764	239,922	722,876	828,022

Delfín Jorge Ezequiel Carballo Chairperson
53

EXHIBIT H

CONSOLIDATED DEPOSIT CONCENTRATION

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	09/30/2018		12/31/2017		12/31/2016
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	15,717,426	7.39	9,022,672	6.26	7,222,118	6.45
50 next largest customers	14,731,502	6.93	8,056,114	5.59	7,316,128	6.54
100 next largest customers	8,377,359	3.94	4,988,300	3.46	4,255,954	3.80
Other customers	173,742,319	81.73	122,062,091	84.69	93,068,605	83.21

Total	212,568,606	100.00	144,129,177	100.00	111,862,805	100.00

Delfín Jorge Ezequiel Carballo Chairperson
54

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF SEPTEMBER 30, 2018

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	174,714,357	32,167,581	4,700,798	3,126,147	112,033	13,140	214,834,056

From the non-financial government sector	14,801,575	5,345,427	172,840	8,140	29		20,328,011
From the financial sector	149,865						149,865
From the non-financial private sector and foreign residents	159,762,917	26,822,154	4,527,958	3,118,007	112,004	13,140	194,356,180

Liabilities at fair value through profit or loss	233						233

Derivative instruments	95,573	114,825	1,310				211,708

Other Financial Liabilities	12,661,409	24,311	8,719	14,007	21,417	145,361	12,875,224

Financing received from the Central Bank of Argentina and other financial institutions	821,343	672,472	1,019,225	618,518	88,653	149,700	3,369,911

Issued corporate bonds	235,711	404,300	235,711	868,036	1,746,321	8,427,073	11,917,152

Subordinated corporate bonds		552,105		552,105	1,104,211	23,536,051	25,744,472

Total	188,528,626	33,935,594	5,965,763	5,178,813	3,072,635	32,271,325	268,952,756

This exhibit disclosures contractual future cash flows that include interests and accesories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo Chairperson
55

EXHIBIT I

(Continued)

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2017

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	122,715,208	19,819,279	2,777,820	538,046	28,735	7,852	145,886,940

From the non-financial government sector	11,487,052	1,149,425	319,233	1,131	17,565		12,974,406
From the financial sector	81,359						81,359
From the non-financial private sector and foreign residents	111,146,797	18,669,854	2,458,587	536,915	11,170	7,852	132,831,175

Liabilities at fair value through profit or loss	6,450						6,450

Derivative instruments	23,107						23,107

Repo Transactions	2,688,093						2,688,093

Other financial institutions	2,688,093						2,688,093

Other Financial Liabilities	10,399,981	21,720	10,720	16,518	25,559	163,965	10,638,463

Financing received from the Central Bank of Argentina and other financial institutions	927,410	91,695	11,605	15,967	34,289	94,109	1,175,075

Issued corporate bonds			404,300	404,300	808,600	6,642,069	8,259,269

Subordinated corporate bonds			266,082	271,935	543,869	11,316,764	12,398,650

Total	136,760,249	19,932,694	3,470,527	1,246,766	1,441,052	18,224,759	181,076,047

This exhibit disclosures contractual future cash flows that include interests and accesories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo Chairperson
56

EXHIBIT I

(Continued)

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2016

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	93,953,798	17,277,573	1,752,894	314,926	9,514	3,643	113,312,348

From the non-financial government sector	7,115,083	2,189,871	266,598	86,676	117		9,658,345
From the financial sector	55,866						55,866
From the non-financial private sector and foreign residents	86,782,849	15,087,702	1,486,296	228,250	9,397	3,643	103,598,137

Repo Transactions	1,094,457						1,094,457

Other financial institutions	1,094,457						1,094,457

Other Financial Liabilities	5,755,622	480,634	6,909	6,868	10,826	147,157	6,408,016

Financing received from the Central Bank of Argentina and other financial institutions	85,882	49,164	90,378	14,207	9,867	12,780	262,278

Issued corporate bonds		1,696,838					1,696,838

Subordinated corporate bonds			213,978	213,978	427,955	9,763,723	10,619,634

Total	100,889,759	19,504,209	2,064,159	549,979	458,162	9,927,303	133,393,571

This exhibit disclosures contractual future cash flows that include interests and accesories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo Chairperson
57

EXHIBIT J

CONSOLIDATED CHANGES IN PROVISIONS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Balances at beginning of fiscal		Decreases
Item	year	Increases	Reversals	Charge off	09/30/2018	12/31/2017	12/31/2016

For Administrative, disciplinary and criminal sanctions	718				718	718	9,110

Other	694,201	577,093	210	473,422	797,662	694,201	325,897

Total Provisions	694,919	577,093	210	473,422	798,380	694,919	335,007

Delfín Jorge Ezequiel Carballo Chairperson
58

EXHIBIT L

CONSOLIDATED FOREIGN CURRENCY BALANCES

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	09/30/2018					12/31/2017	12/31/2016
	Total headquarter company and local	Total per currency
Items	branches	US dollar	Euro	Real	Other	Total	Total

ASSETS
Cash and deposits in banks	38,954,141	38,638,885	224,298	25,428	65,530	21,049,391	21,394,875
Debt securities at fair value through profit or loss	250,362	250,362				50,860	12,788
Derivative instruments						564
Other financial assets	1,697,114	1,697,114				875,422	376,008
Loans and other financing	45,775,017	45,775,017				18,771,033	10,137,360
To the non-financial government sector	59	59
Other financial intitutions	567,055	567,055				175,116	94,834
From the non-financial private sector and foreign residents	45,207,903	45,207,903				18,595,917	10,042,526
Other debt securities	3,105,262	3,105,262				1,092,925	1,916,324
Financial assets delivered as guarantee	988,095	985,245	2,850			246,958	98,977
Investments in equity instruments	7,297	7,297				4,002	149,801
Investments in associates and joint arrangements						1	78

TOTAL ASSETS	90,777,288	90,459,182	227,148	25,428	65,530	42,091,156	34,086,211

LIABILITIES
Deposits	72,010,417	72,010,390	27			31,150,622	23,299,436
Non-financial government sector	2,347,625	2,347,625				3,926,989	852,177
Financial sector	113,776	113,776				45,895	27,972
Non-financial private sector and foreign residents	69,549,016	69,548,989	27			27,177,738	22,419,287
Derivative instruments	636	636
Other financial liabilities	3,516,429	3,381,009	134,235		1,185	1,382,688	965,308
Financing from Central Bank and other financial Institutions	2,404,969	2,404,969				887,321	131,361
Issued corporate bonds							1,684,636
Subordinated corporate bonds	16,796,368	16,796,368				7,565,759	6,376,537
Other non-financial liabilities	40,325	40,325				49,067	2,239

TOTAL LIABILITIES	94,769,144	94,633,697	134,262		1,185	41,035,457	32,459,517

Delfín Jorge Ezequiel Carballo Chairperson
59

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

AS OF SEPTEMBER 30, 2018

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Net financial Income/ Loss
	Obligatory measurement
Items	Quarter ended 09/30/2018	Accumulated from beginning of period up to 09/30/2018

For measurement of financial assets at fair value through gain or loss
Gain from government securities	214,720	308,704
Gain from private securities	66,216	117,134
Gain from derivative financial instruments	234,442	234,442
Gain from other financial assets	62,084	107,204
Gain from investment in equity instruments	455	40,380
Loss from sales of financial assets at fair value	(84,988)	(106,072)
For measurement of financial liabilities at fair value through profit or loss
Gain from derivative financial instruments	5,970
TOTAL	498,899	701,792

Delfín Jorge Ezequiel Carballo Chairperson
60

EXHIBIT Q

(Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

AS OF SEPTEMBER 30, 2018

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Net financial Income/ Loss
Interest and adjustment for the aplication of the efective interest rate of financial assets measured at amortized cost	Quarter ended 09/30/2018	Accumulated from beginning of period up to 09/30/2018
Interest income
For cash and bank deposits	4,722	9,692
For government securities	343,139	373,267
For debt securities	71,257	173,629
Financial sector	311,769	683,160
Non-financial private sector
Overdrafts	1,448,110	3,190,360
Documents	855,875	2,240,304
Mortgage loans	1,101,056	2,464,646
Pledge loans	142,179	433,598
Personal loans	5,446,789	15,042,907
Credit cards	1,788,251	4,689,662
Financial leases	39,570	107,272
Other	1,211,722	3,027,645
Cental Bank of Argentina		22,656
Other financial institutions	7,610	65,854
TOTAL	12,772,049	32,524,652

Interest expenses
From deposits
Non-financial private sector
Checking accounts	142,137	142,137
Saving accounts	91,056	208,897
Time deposits and investments accounts	5,463,547	12,233,294
For Financing received from Central Bank of Argentina and other financial institutions	47,561	82,569
For repo transactions
Other financial institutions	65,702	121,014
for other financial liabilities	18,433	23,764
issued corporate bonds	405,786	1,028,860
for subordinated corporate bonds	252,059	565,465
TOTAL	6,486,281	14,406,000

Delfín Jorge Ezequiel Carballo Chairperson
61

EXHIBIT Q

(Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

AS OF SEPTEMBER 30, 2018

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Income for the period		Other comprehensive income
Interest and adjustment for the aplication of the efective interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 09/30/2018	Accumulated from beginning of period up to 09/30/2018	Quarter ended 09/30/2018	Accumulated from beginning of period up to 09/30/2018
From debt government securities	4,037,082	9,238,074	(195,864)	(319,339)
Total	4,037,082	9,238,074	(195,864)	(319,339)

	Income for the period
Commissions income	Quarter ended 09/30/2018	Accumulated from beginning of period up to 09/30/2018
Commissions related to obligations	2,117,291	5,885,572
Commissions related to credits	21,603	65,086
Commissions related to loans commiments and financial guarantees	468	921
Commissions related to securities value	20,036	67,312
Commissions related to trading and foreign Exchange transactions	69,716	161,894
Total	2,229,114	6,180,785

	Income for the period
Commissions expenses	Quarter ended 09/30/2018	Accumulated from beginning of period up to 09/30/2018
Commissions related to transactions to debt securities		208
Other	144,142	538,417
Total	144,142	538,625

Delfín Jorge Ezequiel Carballo Chairperson
62

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

AS OF SEPTEMBER 30, 2017

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Net financial Income/ Loss
	Obligatory measurement
Items	Quarter ended 09/30/2017	Accumulated from beginning of period up to 09/30/2017

For measurement of financial assets at fair value through gain or loss
Gain from government securities	141,506	225,115
Gain from private securities	21,239	39,510
Gain from other financial assets	22,401	55,523
Gain from investment in equity instruments	20,374	53,904
For measurement of financial liabilities at fair value through gain
Gain from derivative financial instruments	5,634	(9,033)
Total	211,154	365,019

Delfín Jorge Ezequiel Carballo Chairperson
63

EXHIBIT Q

(Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

AS OF SEPTEMBER 30, 2017

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Net financial Income/ Loss
Interest and adjustment for the aplication of the efective interest rate of financial assets measured at amortized cost	Quarter ended 09/30/2017	Accumulated from beginning of period up to 09/30/2017
Interest income
For cash and bank deposits	6,081	6,989
For government securities	52,264	169,786
Financial sector	125,491	325,601
Non-financial private sector
Overdrafts	679,952	1,954,047
Documents	435,514	1,196,590
Mortgage loans	208,827	582,914
Pledge loans	133,553	357,426
Personal loans	3,774,279	10,271,411
Credit cards	1,064,280	3,221,954
Financial leases	29,294	74,803
Other	736,768	1,862,307
for repo transactions
Cental Bank of Argentina	15,179	540,976
Other financial institutions	1,607	15,249
Total	7,263,089	20,580,053

Interest expenses
From deposits
Non-financial private sector
Saving accounts	30,683	80,807
Time deposits and investments accounts	2,351,992	6,570,129
Other
For Financing received from Central Bank of Argentina and other financial institutions	17,204	30,158
For repo transactions
Other financial institutions	51,783	81,998
for other financial liabilities	6,936	21,715
issued corporate bonds	202,726	292,927
for subordinated corporate bonds	122,275	332,825
Total	2,783,599	7,410,559

Delfín Jorge Ezequiel Carballo Chairperson
64

EXHIBIT Q

(Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

AS OF SEPTEMBER 30, 2017

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Income for the period		Other comprehensive income
Interest and adjustment for the aplication of the efective interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 09/30/2017	Accumulated from beginning of period up to 09/30/2017	Quarter ended 09/30/2017	Accumulated from beginning of period up to 09/30/2017
From debt government securities	1,606,412	3,568,100	(56,800)	(71,919)
Total	1,606,412	3,568,100	(56,800)	(71,919)

	Income for the period
Commissions income	Quarter ended 09/30/2017	Accumulated from beginning of period up to 09/30/2017
Commissions related to obligations	1,659,145	4,589,532
Commissions related to credits	35,186	90,927
Commissions related to loans commiments and financial guarantees	745	2,408
Commissions related to securities value	16,032	43,458
Commissions related to trading and foreign Exchange transactions	44,251	113,778
Other
Total	1,755,359	4,840,103

	Income for the period
Commissions expenses	Quarter ended 09/30/2017	Accumulated from beginning of period up to 09/30/2017
Commissions related to transactions to debt securities	130	155
Other	178,587	498,353
Total	178,717	498,508

Delfín Jorge Ezequiel Carballo Chairperson
65

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Balances at beginning of the fiscal		Decreases
Item	year	Increases	Reversals	Charge off	09/30/2018	12/31/2017	12/31/2016

Other financial assets	5,131	2,150	53	1,730	5,498	5,131	4,147
Loans and other financing	2,667,875	2,234,106	40,330	1,008,920	3,852,731	2,667,875	1,839,423
Other financial institutions	31,251	12,936	4,701		39,486	31,251	17,256
To the non-financial private sector and foreign residents
Overdrafts	139,833	137,900	6,944	33,345	237,444	139,833	134,725
Documents	202,505	135,042	1,546	20,528	315,473	202,505	123,881
Mortgage loans	152,116	124,287	14,037	10,273	252,093	152,116	74,824
Pledge loans	74,380	28,389	3,877	19,250	79,642	74,380	41,816
Personal loans	1,207,483	1,114,037	267	628,970	1,692,283	1,207,483	814,696
Credit cards	590,483	397,054	1,005	213,612	772,920	590,483	442,882
Financial leases	6,486	121	1,190		5,417	6,486	3,994
Other	263,338	284,340	6,763	82,942	457,973	263,338	185,349
Private securities	329		329			329
TOTAL OF ALLOWANCES	5,341,210	4,470,362	81,042	2,019,570	7,710,960	5,341,210	3,682,993

Delfín Jorge Ezequiel Carballo Chairperson
66

CONDENSED SEPARATED INTERIM STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

Items	Notes	09/30/2018	12/31/2017	12/31/2016

ASSETS
Cash and Deposits in Banks		63,091,874	32,473,987	32,992,475
Cash		7,865,474	5,951,218	4,208,880
Central Bank of Argentina		46,953,896	21,939,645	26,666,365
Other Local and Foreign Entities		7,993,584	3,267,903	2,116,239
Other		278,920	1,315,221	991
Debt Securities at fair value through profit or loss		1,334,545	975,371	275,386
Derivative Financial Instruments		71,448	7,664	9,721
Repo Transactions			1,419,808	19,124
Other financial assets		2,188,822	1,523,930	743,194
Loans and other financing		160,712,398	122,173,846	81,475,324
Non-financial Public Sector		1,934,291	1,865,273	1,581,955
Other Financial Entities		4,647,095	4,191,658	1,713,170
Non-financial Private Sector and Foreign Residents		154,131,012	116,116,915	78,180,199
Other Debt Securities		41,059,429	33,611,201	17,974,087
Financial Assets delivered as guarantee	22	5,894,278	7,344,011	3,462,469
Investments in Equity Instruments		46,125	36,885	337,309
Investment in subsidiaries, associated and joint arrangements	6	5,383,327	3,662,374	3,081,485
Property, plant and equipment		7,398,309	6,634,630	5,693,885
Intangible Assets		1,337,302	810,509	573,121
Other Non-financial Assets		2,155,983	2,283,784	2,050,860
Non-current Assets held for sale	8	126,467	199,890	94,588
TOTAL ASSETS		290,800,307	213,157,890	148,783,028

Delfín Jorge Ezequiel Carballo Chairperson
67

CONDENSED SEPARATED INTERIM STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

Items	Notes	09/30/2018	12/31/2017	12/31/2016

LIABILITIES
Deposits		194,093,917	132,716,174	102,498,623
Non-financial Public Sector		12,098,713	9,504,522	5,964,863
Financial Sector		149,859	81,357	55,861
Non-financial Private Sector and Foreign Residents		181,845,345	123,130,295	96,477,899
Liabilities at fair value through profit or loss		233	6,450	-
Derivative Financial Instruments		211,071	23,107	-
Repo Transactions			2,688,093	1,095,634
Other Financial Liabilities		11,062,873	9,808,877	5,895,687
Financing received from the Central Bank of Argentina and other financial entities		3,646,755	1,173,840	260,266
Issued Corporate Bonds	27	6,523,249	4,712,216	1,745,851
Current Income Tax Liabilities		1,858,497	3,642,484	1,544,046
Subordinated Corporate Bonds	27	16,796,368	7,565,759	6,376,537
Provisions	9	697,151	595,995	251,366
Deferred Income Tax Liabilities		119,925	416,850	1,280,028
Other Non-financial Liabilities		4,616,768	3,273,022	2,864,297
TOTAL LIABILITIES		239,626,807	166,622,867	123,812,335

SHAREHOLDERS’ EQUITY
Capital Stock	20	669,663	669,663	584,563
Non-capital contributions		12,428,461	12,428,461	399,499
Adjustments to Shareholders’ Equity		4,511	4,511	4,511
Earnings Reserved		23,289,919	20,363,386	14,384,820
Unappropiated Retained Earnings		3,475,669	2,799,085	2,990,757
Other Comprehensive Income		819,298	204,560	65,711
Net Income for the period		10,485,979	10,065,357	6,540,832
TOTAL SHAREHOLDERS’ EQUITY		51,173,500	46,535,023	24,970,693
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		290,800,307	213,157,890	148,783,028

Delfín Jorge Ezequiel Carballo Chairperson
68

CONDENSED SEPARATE INTERIM STATEMENT OF INCOME

FOR THE THREE AND NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

Items	Notes	Quarter ended 09/30/2018	Accumulated from beginning of year up to 09/30/2018	Quarter ended 09/30/2017	Accumulated from beginning of year up to 09/30/2017

Interest income		15,670,958	38,640,432	8,062,387	21,792,753
Interest expense		(5,966,433)	(13,309,624)	(2,608,068)	(6,863,372)
Net interest income		9,704,525	25,330,808	5,454,319	14,929,381
Commissions income	13	2,056,793	5,711,985	1,633,759	4,509,355
Commissions expense		(120,069)	(464,911)	(159,565)	(449,922)
Net commissions income		1,936,724	5,247,074	1,474,194	4,059,433
Subtotal (Net interest income + Net commissions income)		11,641,249	30,577,882	6,928,513	18,988,814
Net Income from measurement of financial instruments at fair value through profit or loss		375,013	471,170	169,655	252,703
Loss from sold assets at amortized cost		(3,021)	(5,891)	18,428	36,722
Differences in quoted prices of gold and foreign currency	14	(1,396,988)	(2,399,675)	566,321	1,095,315
Other operating income	15	1,818,585	4,077,648	883,879	2,676,261
Provision for loan losses		(661,512)	(1,687,532)	(293,077)	(1,028,559)
Net Operating Income		11,773,326	31,033,602	8,273,719	22,021,256
Employee benefits	16	(2,475,993)	(6,527,473)	(1,759,193)	(5,018,128)
Administration expenses	17	(1,611,067)	(4,263,964)	(1,057,498)	(2,937,731)
Depreciation and impairment of Assets		(171,705)	(476,457)	(131,886)	(369,130)
Other Operating Expenses	18	(2,451,247)	(6,364,287)	(1,537,854)	(4,237,787)
Operating Income		5,063,314	13,401,421	3,787,288	9,458,480
Income from subisdiaries, associates and joint arrangements		331,541	1,227,811	309,452	857,745
Income before tax on continuing operations		5,394,855	14,629,232	4,096,740	10,316,225
Income tax on continuing operations	12	(1,566,708)	(4,143,253)	(1,363,121)	(3,353,849)
Net Income from continuing operations		3,828,147	10,485,979	2,733,619	6,962,376
Net Income for the period		3,828,147	10,485,979	2,733,619	6,962,376

Delfín Jorge Ezequiel Carballo Chairperson
69

EARNINGS PER SHARE

FOR THE THREE AND NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

Items	Quarter ended 09/30/2018	Accumulated from beginning of year up to 09/30/2018	Quarter ended 09/30/2017	Accumulated from beginning of year up to 09/30/2017

Net Profit attributable to Parent’s shareholders	3,828,147	10,485,979	2,733,619	6,962,376
PLUS: Potential diluted earnings per common share
Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	3,828,147	10,485,979	2,733,619	6,962,376
Weighted average of outstanding common shares for the period	662,173	667,139	668,215	616,006
PLUS: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares for the period adjusted as per dilution effect	662,173	667,139	668,215	616,006
Basic earnings per share	5.7812	15.7178	4.0909	11.3024

Delfín Jorge Ezequiel Carballo Chairperson
70

CONDENSED SEPARATE INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE AND NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

Items	Notes	Quarter ended 09/30/2018	Accumulated from beginning of year up to 09/30/2018	Quarter ended 09/30/2017	Accumulated from beginning of year up to 09/30/2017

Net Income for the period		3,828,147	10,485,979	2,733,619	6,962,376
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in financial statements conversion		453,841	851,955	36,697	72,964
Foreign currency translation differences for the period		453,841	851,955	36,697	72,964
Profit or loss for financial instruments measured at fair value through OCI (IFRS 9 4.1.2)(a)		(127,207)	(189,206)	(39,603)	(37,033)
Income for the period from financial instruments at fair value through OCI		(181,724)	(270,294)	(60,927)	(56,975)
Income tax	12	54,517	81,088	21,324	19,942
Interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method		(13,208)	(48,011)	3,550	(12,366)
Income for the period from interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method		(13,208)	(48,011)	3,550	(12,366)
Total Other Comprehensive Income that will be reclassified to profit or loss of the period		313,426	614,738	644	23,565
Total Other Comprehensive Income		313,426	614,738	644	23,565
Total Comprehensive Income		4,141,573	11,100,717	2,734,263	6,985,941

Delfín Jorge Ezequiel Carballo Chairperson
71

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

		Capital Stock		Non-capital, Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	In portfolio	Stock Issuance Premium	Adjustments to Shareholders´ Equity	Accumulat, Foreign Currency translation differences in financial statements	Other	Legal	Other	Unappropiated Retained Earnings	Total Equity

Balance at the beginning of fiscal year		669,663		12,428,461	4,511	137,148	67,412	4,994,932	15,368,454	12,864,442	46,535,023
Total comprehensive income for the period
- Net income for the period										10,485,979	10,485,979
- Other comprehensive income for the period						851,955	(237,217)				614,738
- Distribution of unappropiated retained earnings as approved by Shareholders´ Meeting held on April 27, 2018
- Legal Reserve								1,877,755		(1,877,755)
- Cash dividends									(3,348,315)		(3,348,315)
- Other (1)									7,511,018	(7,511,018)
- Own shares in portfolio	20	(21,463)	21,463						(3,113,925)		(3,113,925)
Balance at the end of the period		648,200	21,463	12,428,461	4,511	989,103	(169,805)	6,872,687	16,417,232	13,961,648	51,173,500

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

		Capital Stock		Non-capital, Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	In portfolio	Stock Issuance Premium	Adjustments to Shareholders´ Equity	Accumulat, Foreign Currency translation differences in financial statements	Other	Legal	Other	Unappropiated Retained Earnings	Total Equity

Balance at the beginning of fiscal year		584,563		399,499	4,511		65,711	3,686,472	10,698,348	9,531,589	24,970,693
Total comprehensive income for the period
- Net income for the period										6,962,376	6,962,376
- Other comprehensive income for the period						72,964	(49,399)				23,565
Distribution of unappropiated retained earnings as approved by Shareholders´ Meeting held on April 28, 2017
- Legal Reserve								1,308,460		(1,308,460)
- Cash dividends									(701,476)		(701,476)
- Otras (1)									5,371,582	(5,424,045)	(52,463)
- Increase of Caoital Stock approved by Shareholders´ Meeting held on April 28, 2017	20	85,100		12,028,962							12,114,062
Balance at the end of the period		669,663		12,428,461	4,511	72,964	16,312	4,994,932	15,368,454	9,761,460	43,316,757

(1) Relative to earnings reserved for future distribution of earnings.

Delfín Jorge Ezequiel Carballo Chairperson
72

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS

FOR THE NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

Items	Notes	09/30/2018	09/30/2017

CASH FLOWS FROM OPERATING ACTIVITIES

Income for the period before Income Tax		14,629,232	10,316,225
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		476,457	369,130
Provision for loan losses		1,687,532	1,028,559
Other adjustments		(5,806,153)	253,449
Net increase / decrease from operating assets:
Debt Securities at fair value though profit and loss		(359,218)	(306,816)
Derivative financial instruments		(63,784)	4,798
Repo transactions		1,419,808	(814,343)
Loans and other financing
Non-financial public sector		(69,018)	(302,917)
Other financial entities		(455,437)	(1,121,539)
Non-financial private sector and foreign residents		(39,701,629)	(28,289,215)
Other debt securities		22,371,773	(11,662,309)
Financial assets delivered as guarantee		1,449,733	(843,971)
Investments in equity instruments		(9,240)	289,479
Other assets		(2,162,425)	(1,362,386)
Net increase / decrease from operating liabilities:
Deposits
Non-financial public sector		2,594,191	5,708,226
Financial sector		68,502	(1,239)
Non-financial private sector and foreign residents		58,715,050	15,131,365
Liabilities at fair value through profit or loss		(6,217)
Derivative financial instruments		187,964	991
Repo transactions		(2,688,093)	(596,798)
Other liabilities		1,363,058	1,891,845
Payments for Income Tax		(5,151,854)	(2,993,375)
TOTAL CASH FROM/ (USED IN) OPERATING ACTIVITIES (A)		48,490,232	(13,300,841)

Delfín Jorge Ezequiel Carballo Chairperson
73

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS

FOR THE NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

Items	Notes	09/30/2018	09/30/2017

CASH FLOWS FROM INVESTING ACTIVITIES

Payments:
Acquisition of PPE, intangible assets and other assets		(1,201,299)	(1,331,941)
Proceeds:
TOTAL CASH USED IN INVESTING ACTIVITIES (B)		(1,201,299)	(1,331,941)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Dividends		(3,348,315)	(753,939)
Adquisition or rescue of Equity instruments	20	(3,113,925)
Non-subordinated corporate bonds		(1,426,356)	(1,766,904)
Financing from local financial entities
Subordinated corporate bonds		(292,893)	(206,280)
Changes in the participation of subsidiaries that do not lead to losses of control	2	(456,757)
Issued equity instruments			12,114,061
Non-subordinated corporate bonds		3,206,999	4,604,398
Central Bank of the Republic of Argentina		10,130	1,378
Financing to local financial entities		219,701	1,422,684
Other proceeds related to financing activities
TOTAL CASH (USED IN)/ FROM FINANCING ACTIVITIES (C)		(5,201,416)	15,415,399

EFFECT OF EXCHANGE RATE FLUCTUATIONS (D)		18,350,327	911,056

TOTAL CHANGES IN CASH FLOWS

NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)		60,437,844	1,693,673

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE FISCAL YEAR	19	37,302,039	47,150,300

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	19	97,739,883	48,843,973

Delfín Jorge Ezequiel Carballo Chairperson
74

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Republic of Argentina that offers traditional banking products and services to companies, including those companies operating in regional economies, as well as to individuals, strengthening in this way its goal to be a multi-service bank. In addition, the Bank performs certain transactions through its subsidiaries banco del Tucumán SA, Macro Bank Limited (a company organized under the laws of Bahamas), Macro Securities SA, Macro Fiducia SA and Macro Fondos SGFCISA.

Macro Compañía Financiera SA was created in the year 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank´s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994 and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to list on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during the fiscal year 2006, Banco Macro SA acquired control over Banco del Tucumán SA.

On November 27, 2018, the Bank’s Board of Directors approved the issuance of the accompanying condensed separate interim Financial Statements.

2.	OPERATIONS OF THE BANK

Note 2 to the Condensed consolidated interim Financial Statements includes a detailed description of the agreements that relate the Bank and its subsidiary Banco del Tucumán to the provincial Governments.

In addition, as mention in Note 2.4 to the condensed consolidated interim Financial Statement, the Bank has adcquired shares of Banco del Tucumán SA for an amount of 456,757. This transaction was registered in these Financial Statements by the purchase method. The difference between the consideration paid and the application of the purchase price method gave rise to goodwill recognition for an amount of 210,927.

On the other hand, on October 17, 2018, the Board of Directors of Banco Macro SA, decided to initiate negotiations for the merger reorganization between Banco Macro SA and Banco del Tucuman SA (see additionally Note 2 to the condensed consolidated interim Financial Statements).

3.	BASIS FOR THE PRESENTATION OF THE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

On February 12, 2014 the Central Bank, through Communiqué “A” 5541 established the general guidelines towards conversion to the IFRS issued by the International Accounting Standards Board (IASB) for preparing financial statements of the entities under its supervision, for the annual fiscal years beginning on January 1, 2018 as well as those of interim-periods,

75

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

Additionally, through Communiqué “A” 6114, the Central Bank set specific guidelines within the scope of such convergence process, among which it defined (i) the transitory exception to the application of section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55) up to the fiscal years beginning as of January 1, 2020; and (ii) that in order to calculate the effective interest rate of assets and liabilities so requiring it for the measurement thereof, pursuant to IFRS 9, transitorily up to 31 December 2019, the Bank may make a global estimate of the calculation of the effective interest rate on a group of financial assets or liabilities with similar characteristics which shall be applied such effective interest rate. To the date of the accompanying condensed separate interim Financial Statements the Bank is in the process of quantifying the effect the application of section 5.5 “Impairment” mentioned in (i) above would have. Finally, through Communiqués “A” 6323 and 6324 and supplementary provisions the BRCA defined the chart of account and the provisions applicable to the preparation and presentation of the financial statements of financial entities for the fiscal years beginning on January 1, 2018, respectively.

As of September 30, 2018, the conditions to apply inflation adjustments in the condensed consolidated Financial Statement for the nine-month period as established by IAS 29 “Financial Reporting in Hyperinflationary Economy” were met. However, for the reasons described in section “measuring unit” of this Note, financial institutions cannot apply the above-mentioned standard.

The accounting policies comply with the IFRS presently approved through Central Bank Communiqué “A” 6114 and are applicable to the preparation of the first annual consolidated Financial statements (December 31, 2018) in accordance with the IFRS adopted by the Central Bank through Communiqué “A” 6114 considering the exceptions abovementioned. Nevertheless, these accounting policies may be modified if, at the time of preparing such first annual Financial Statements under Communiqué “A” 6114, new rules or standards are issued or the current ones are amended, with compulsory application to such date, or if the Bank chooses to change the election of the exemptions under IFRS 1. As a general rule, the Central Bank does not admit the early application of any IFRS, unless it establishes any provision the contrary.

These condensed separate interim Financial Statements, were prepared in accordance with the framework set forth by the Central Bank as mentioned in the previous paragraphs, for which these condensed separate interim Financial Statements, are based on IAS 34 “Interim Financial Reporting”. In that sense, these condensed separate interim Financial Statements include all the necessary information for an appropriate understanding, by the users thereof, of the basis for the preparation and disclosure used therein, as well as the relevant events and transactions occurred after the issuance of the last annual separate Financial Statements for the fiscal year ended December 31, 2017 and condensed separate interim Financial Statements for the six-month period ended on June 30, 2018. Nevertheless, the present condensed separate interim Financial Statements do not include all the information or all the disclosures required for the annual separate Financial Statements prepared in accordance with the IAS 1 “Presentation of Financial Statements”. Therefore, the accompanying condensed separate interim Financial Statements must be read together with the annual separate Financial Statements for the fiscal year ended December 31, 2017 and condensed separate interim Financial Statements for the three-month period ended on March 31, 2018. Additionally, Note 3 to the condensed consolidated interim Financial Statements presents a detailed description of the basis for the presentation of such Financial Statements. All that is explained therein shall apply to the accompanying condensed separate interim Financial Statements, as well as the main accounting policies used and the relevant information of the subsidiaries.

76

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

Measuring unit

IFRS require that the financial statement of an entity whose functional currency is the currency of a hyperinflationary economy should be stated in terms in the measuring unit current at the end of the reporting period. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes certain qualitative indicators and, as quantitative factor, a three-year cumulative inflation rate around 100% or more; and it also requires assessing whether it is not the result of a circumstantial event that may be reversed in the short term. In Argentina, the three-year cumulative inflation maintained in 2017 a downward trend as compared to 2016, and the three-year cumulative inflation rate was below 100%. However, this trend was reversed during the first half of 2018 due to factors such as the exchange rate devaluation, the continuity of the public services tariffs adjustment process, as well as the unfavorable international context in terms of financing. In this scenario, the three-year cumulative inflation rate measured as both wholesale prices indexes or consumer prices indexes currently exceeds 100%, and the goals reviewed by the Argentine government and other available projections indicate that this trend will not be reversed in the short term. Consequently, the Argentine economy is currently considered hyperinflationary under IAS 29 and the entities under the Central Bank control that are required to apply the IFRSs adopted by the Central Bank through Communiqué “A” 6114 and the functional currency of which is the Argentine peso should restate their financial statements. Such restatement should be applied as if the economy had always been hyperinflationary, using a general price index that reflects changes in general purchasing power. To apply the restatement, there will be used a series of indexes prepared and published, on a monthly basis by the Argentine Federation of Professionals Councils in Economic Sciences (FACPE, for its acronym in Spanish language), that combines the domestic wholesale price index on a monthly basis published by the National Institute of Statistics and Censuses (INDEC, for its acronym in Spanish language) since January 2017 (month-basis: December 2016) with the domestic consumer price index (CPI) published by the INDEC until that date, using for the months of November and December 2015, for which the INDEC did not publish the wholesale price index (WPI) variation, the CPI variation for the Autonomous City of Buenos Aires.

Notwithstanding the above, as established by Central Bank Communiqué “A” 3921 and by section 3 of Chapter III, title IV of CNV rules (Revised 2013, as amended), the Entity is not allowed to apply the inflation adjustment on its Financial Statements according to IAS 29, due to Presidential decree No. 664/2003. Although on November 15, 2018 the Argentine Congress passed the Law N°. 27468, which abrogated Presidential Decree No. 1269/2002 (amended by Presidential Decree No. 664/2003), as of the date of issuance of these condensed consolidated interim Financial Statements, neither BCRA nor CNV have issued resolutions which allow the application of financial adjustment.

Even though Financial Statements as of September 30, 2018 do not include inflation effects, the existence of variations in the relevant economic variables that affect the Entity´s business, such as salary cost, loan and deposit interest rates and exchange rate, could also affect the statement of financial position and the income of the Bank and, therefore, those variations may be taken into account in the interpretation of the Bank´s information on these Financial Statements over its statement of financial position, its transactions income and its cash flows.

Below is disclosed a summary of the effects if IAS 29 were to be applied:

(a)	Financial Statements shall be restated considering the changes in the general purchasing power of the currency to ensure that they are stated in the measuring unit current at end of the reported period.

(b)	In an inflationary period, an entity holding an excess of monetary assets over monetary liabilities (with a fixed face value in local currency) will lose purchasing power, and, an entity with an excess of monetary liabilities over monetary assets will gain purchasing power provided that the assets and liabilities are not linked to an adjustment mechanism that offsets, in some extent, such effects.

(c)	To sum up, the restating mechanism provided by IAS 29 is as follows:
(i)	Monetary assets and liabilities will not be restated, as they are already stated in terms of the measuring unit current at the end of the reporting period. The gain or loss on a monetary basis shall be included in profit or loss for the period.

77

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

(ii)	Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.
(iii)	Non-monetary items stated at current cost at the end of the reporting period, are not restated in the balance sheet, but the adjustment process must be completed, to determine in measuring unit current, in order to determine the income or loss produced by the holding of these non-monetary items.
(iv)	Non-monetary items carried at historical cost or at current cost at some earlier date before the reporting date, shall be restated by an index that reflects the general level of price variation from the adquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amount. Income or loss for the period related with depreciation of property, plant and equipment and intangible assets and other non-monetary cost shall be determinated over the new restated amounts.
(v)	If when non-monetary assets are stated in terms of the current measuring unit at the end of the reporting period, and an equivalent adjustment for tax purposes does not correspond, that will be raised to a taxable temporary difference and a deferred income tax liability will be recognized and the counterpart will be recognized as income or loss for the period, and if, beyond the restatement, also non-monetary assets will be revaluated, deferred tax related with the revaluation will be recognized in Other comprehensive income and deferred tax related with the restatement will be recognized in the income or loss for the period.
(vi)	Income and expenses shall be restated from the date when the items were recorded, except for those income or loss items that reflect or include, in their determination, the consumption of assets measured at currency´s purchasing power from the date before the consumption was recorded, that shall be restated using as a basis the adquisition date of the assets related to the item; and also except for those incomes or losses that arise from comparing the two measurements at currency´s purchasing power of different dates, for which it requires to identify the compared amounts, to restate them separately and to re-perform the comparison, with the restated amounts.

As of the date of issuance of these condensed separate interim Financial Statements, the Bank is in process of quantifying the effects that would have result for the IAS 29 application, but estimates that such effects could be significant.

Subsidiaries

As mentioned in Note 1, the Bank performs certain transactions through its subsidiaries.

Subsidiaries are all the entities controlled by the Bank. A Company controls other entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity, and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

As provided under IAS 27 “Consolidated and Separate Financial Statements”, investments in subsidiaries were accounted for using the “equity method”. When using this method, investments are initially recognized at cost, and such amount increases or decreases to recognize investor’s interest in profits and losses of the entity after the date of acquisition or creation.

Share in profits and losses of subsidiaries and associates are recognized in the line “Income from subsidiaries, associates and joint arrangements” in the Statement of income. Ownership interest in other comprehensive income of subsidiaries is accounted for in the line “Income for the period for interest in other comprehensive income of subsidiaries, associates and joint arrangements accounted for using the participation method”, in the statement of other comprehensive income.

Transcription in the Books of Accounts

To the date of the accompanying Condensed separate interim Financial Statements, the same are in the process of being transcribed in the Bank’s Books of Account.

78

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

First-time Adoption of International Financial Reporting Standards in accordance with Central Bank Communiqué “A” 6114

Note 3 to the condensed consolidated interim Financial Statements explains the convergence process under Central Bank Communiqué “A” 6114, The obligatory exceptions and exemptions used by the Bank in relation to not apply certain IFRS in a retrospectively way and the first time adoption adjustment, have been explained in the condensed consolidated interim Financial Statement for the three-month period ended on March 31, 2018, already issued.

Required reconciliations

•	Reconciliation of equity as of September 30, 2017.

	Previous Central Bank Standards	Adjustments and Reclassifications	IFRS according Communiqué “A” 6114
Total Assets	192,065,285	2,810,154	194,875,439
Total Liabilities	151,946,388	(387,706)	151,558,682
Net Shareholders´ Equity	40,118,897	3,197,860	43,316,757

Item	Balance as of 09/30/2017
According to previous Central Bank Standards	40,118,897
Adjustments and Reclassifications:
Debt securities and investment in equity instruments	33,840
Loans and other financing	(280,786)
Investment in subsidiaries, associated and joint arrangements	321,094
Property, plant and equipment and investment property	4,248,840
Other non-financial assets	72,973
Deferred tax liabilities	(875,217)
Other non-financial liabilities	(367,669)
Corporate bonds	54,668
Other adjustments	(9,883)
Total adjustments	3,197,860
Net Shareholders equity according Communiqué “A” 6114	43,316,757

•	Reconciliation of separate income and other comprehensive income for the nine-month and three-month periods ended September 30, 2017.

Reconciliation of income for the nine- month period as of 09/30/2017	Net income for the period	Other comprehensive income	Comprehensive Income
According to previous Central Bank Standards	6,377,122
Adjustments and reclassifications
Interest income	52,492
Commissions income	19,431
Interest expense	23,108
Other operating expenses	(40,991)
Net income form measurement of financial instruments at fair value through profit or loss	(49,228)
Reclassifications of Issuance cost of shares	277,240

79

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

Reconciliation of income for the nine- month period as of 09/30/2017 (contd.)	Net income for the period	Other comprehensive income	Comprehensive Income
Investment in subsidiaries, associated and joint arrangements	61,551	(12,366)
Foreign currency translation differences	(72,964)	72,964
Income from financial instruments at fair value through OCI		(37,033)
Other adjustment	(83,215)
Income tax	397,830
Total adjustments and reclassifications	585,254	23,565
Balances accordance Communiqué “A” 6114	6,962,376	23,565	6,985,941

Reconciliation of income for the three- month period as of 09/30/2017	Net income for the period	Other comprehensive income	Comprehensive Income
According to previous Central Bank Standards	2,597,810
Adjustments and reclassifications
Interest income	82,939
Commissions income	(9,033)
Interest expense	(5,030)
Net income form measurement of financial instruments at fair value through profit or loss	(38,645)
Other operating expenses	7,960
Employee benefits	(65,039)
Investment in subsidiaries, associated and joint arrangements	37,230	3,550
Reclassifications of Issuance cost of shares	42,695
Foreign currency translation differences	(36,697)	36,697
Income from financial instruments at fair value through OCI		(39,603)
Other adjustment	(58,238)
Income tax	177,667
Total adjustments and reclassifications	135,809	644
Balances accordance Communiqué “A” 6114	2,733,619	644	2,734,263

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. Although these transactions are not recognized in the Statement of financial position, since they imply a possible obligation or liability for the Bank, they expose the Bank to additional credit risk to those recognized in the Statement of financial position and are, therefore, an integral part of the total risk of the Bank.

80

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

As of September 30, 2018 and December 31, 2017 and 2016, the Bank maintains the following contingent transactions:

	09/30/2018	12/31/2017	12/31/2016

Overdraft and unused agreed credits	605,588	255,710	191,007
Guarantees granted	987,749	253,793	288,382
Liabilities for foreign trade transactions	489,279	90,274	163,308
	2,082,616	599,777	642,697

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy detail in Note 41 to the condensed consolidated interim Financial Statements as of March 31, 2018, already issued.

5.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

Note 5 to the condensed consolidated interim Financial Statements describes the methods and assumptions used to determine the fair value, both of the financial instruments recognized at fair value as of those not accounted for at such fair value in the accompanying condensed separate interim Financial Statements. In addition, the Bank discloses the relevant information as to instruments included in Level 3 of the fair value hierarchy.

The Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level. In conclusion, the fair value may not be indicative of the net realizable value or settlement value.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets for identical assets or liabilities.
-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly in the markets.
-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

Description	Financial assets and financial liabilities measured at fair value on a recurring basis as of September 30, 2018
	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt Securities at fair value through profit or loss	1,334,545	633,003	204,573	496,969
Derivative Financial Instruments	71,448	50,798	20,650
Other financial assets	130,174			130,174
Investments in Equity Instruments	46,125	6,249		39,876
At fair value through OCI
Other debt securities	34,756,397	34,756,397
Total	36,338,689	35,446,447	225,223	667,019

Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	233	233
Derivatives Financial Instruments	211,071	1,114	209,957
Total	211,304	1,347	209,957

81

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

Description	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2017
	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt Securities at fair value through profit or loss	975,371	422,260	517,270	35,841
Derivative Financial Instruments	7,664	800	6,864
Other financial assets	161,751			161,751
Financial Assets delivered as guarantee	4,308		4,308
Investments in Equity Instruments	36,885	3,688		33,197
At fair value through OCI
Other debt securities	32,679,920	32,504,275	175,645
Financial assets delivered as guarantee	2,989,411	2,989,411
Total	36,855,310	35,920,434	704,087	230,789

Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	6,450	6,450
Derivatives financial liabilities	23,107	7,169	15,938
Total	29,557	13,619	15,938

Below we present the reconciliation between the balances at the beginning and the end of the period of the financial assets and liabilities recognized at fair value, using the valuation technical information based on the Bank’s own assumptions, as of September 30, 2018 and December 31, 2017:

	Fair values using valuation techniques based on the Bank’s own assumptions (level 3) September 30, 2018
Description	Debt Securities	Other Financial Assets	Investments in Equity Instruments
Balance at the beginning	35,841	161,751	33,197
Transfers to Level 3
Transfers from Level 3
Profit and Loss	(48,954)	(53,016)	6,679
Purchases, sales, issuance and settlement	510,082	21,439
Balance at end of period	496,969	130,174	39,876

	Fair values using valuation techniques based on the Bank’s own assumptions (level 3) December 31, 2017
Description	Debt Securities	Other Financial Assets	Investments in Equity Instruments
Balance at the beginning	45,834		14,741
Transfers to Level 3
Transfers from Level 3
Profit and Loss	5,661		18,771
Purchases, sales, issuance and settlement	(15,654)	161,751	(315)
Balance at end of year	35,841	161,751	33,197

82

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

Instruments measured as level 3, include mainly debt securities and certificate of participation in financial trust, for which, the construction of fair values was obtained based on the Bank’s own assumptions that are not easily observable in the market. The most significant assumption was the placement cutoff rate of such instruments in the market at the end of the period, used to determine the actual value of cash flows. Any increase (decrease) in these assumptions, considered separately, would derive in a higher or lower fair value.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy, as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

As of September 30, 2018, December 31, 2017 and 2016, the Bank has not recognized any transfers between levels 1, 2 and 3 of the fair value hierarchy.

The following table shows a comparison between the fair value and the carrying amount of financial instruments not recognized at fair value as of September 30, 2018 and December 31, 2017 and 2016:

	09/30/2018
	Carrying Amount	Level 1	Level 2	Level 3	Fair Value

Financial Assets
Cash and deposits in Banks	63,091,874	63,091,874			63,091,874
Other financial assets	2,058,648	2,058,648			2,058,648
Loans and other financing	160,712,398		174,117	144,716,203	144,890,320
Other debt securities	6,303,032	126,847	6,582,750		6,709,597
Financial assets delivered as guarantee	5,894,278	5,894,278			5,894,278
	238,060,230	71,171,647	6,756,867	144,716,203	222,644,717

Financial Liabilities
Deposits	194,093,917	94,062,569	99,951,946		194,014,515
Other financial liabilities	11,062,873	9,412,753	1,558,643		10,971,396
Financing received from the Central Bank and other financial entities	3,646,755	2,383,536	1,221,054		3,604,590
Issued corporate bonds	6,523,249		1,908,416	2,679,929	4,588,345
Subordinated corporate bonds	16,796,368		9,730,307		9,730,307
	232,123,162	105,858,858	114,370,366	2,679,929	222,909,153

	12/31/2017
	Carrying Amount	Level 1	Level 2	Level 3	Fair Value

Financial Assets
Cash and deposits in Banks	32,473,987	32,473,987			32,473,987
Repo transactions	1,419,808	1,419,808			1,419,808
Other financial assets	1,362,179	1,362,179			1,362,179
Loans and other financing	122,173,846		477,188	119,183,156	119,660,344
Other debt securities	931,281	945,655			945,655
Financial assets delivered as guarantee	4,350,292	4,350,292			4,350,292
	162,711,393	40,551,921	477,188	119,183,156	160,212,265

83

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

	12/31/2017
	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Financial Liabilities
Deposits	132,716,174	72,265,769	60,523,556		132,789,325
Other repo transactions	2,688,093	2,688,093			2,688,093
Other financial liabilities	9,808,877	8,515,027	1,299,660		9,814,687
Financing received from the Central Bank and other financial entities	1,173,840		1,176,126		1,176,126
Issued corporate bonds	4,712,216		4,432,977		4,432,977
Subordinated corporate bonds	7,565,759		7,710,790		7,710,790
	158,664,959	83,468,889	75,143,109		158,611,998

	12/31/2016
	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Financial Assets
Cash and deposits in Banks	32,992,475	32,992,475			32,992,475
Repo transactions	19,124	19,124			19,124
Other financial assets	743,194	743,194			743,194
Loans and other financing	81,475,324		477,464	79,877,385	80,354,849
Other debt securities	841,943	841,943			841,943
Financial assets delivered as guarantee	2,261,440	2,261,440			2,261,440
	118,333,500	36,858,176	477,464	79,877,385	117,213,025

	12/31/2016
	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Financial Liabilities
Deposits	102,498,623	54,202,915	48,367,480		102,570,395
Other repo transactions	1,095,634	1,095,634			1,095,634
Other financial liabilities	5,895,687	4,823,083	1,075,294		5,898,377
Financing received from the Central Bank and other financial entities	260,266		259,583		259,583
Issued corporate bonds	1,745,851		1,466,612		1,466,612
Subordinated corporate bonds	6,376,537		5,994,056		5,994,056
	117,872,598	60,121,632	57,163,024		117,284,657

6.	INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS

The Bank’s interests on associates and joint ventures are disclosed in Note 6 to the condensed consolidated interim Financial Statements.

7.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of a parent of the Bank;

-	members of the same group;

84

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the Senior Management member of the Risk Management Committee, Assets and Liabilities Committee and the Senior Credit Committee.

As of September 30, 2018 and December 31, 2017 and 2016, there is a total amount of 1,755,618, 1,358,575 and 316,742, respectively, as unpaid financial assistance granted by the Bank to its associates and related parties and deposits of its associates and related parties of 5,436,477, 2,472,648 and 2,302,098, respectively:

	Subsidiaries		Associates and other related parties
	Maximum financing balances as of 09/30/2018	Balance as of 09/30/2018	Maximum financing balances as of 09/30/2018	Balance as of 09/30/2018

Documents			611,412	604,837
Overdraft	21	21	482,627	163,568
Credit cards	525	310	55,142	47,105
Leases	5,820	5,990	1,657	1,601
Personal loans			725	1,082
Mortgage loans			45,212	45,349
Other loans	1,652,938		260,663	259,465
Guarantees granted			632,611	632,611
Total assistance	1,659,304	6,321	2,090,049	1,755,618

Deposits		758,345		4,678,132

	Subsidiaries		Associates and other related parties
	Maximum financing balances as of 12/31/2017	Balance as of 12/31/2017	Maximum financing balances as of 12/31/2017	Balance as of 12/31/2017

Documents			147,026	147,026
Overdraft			25,300	7,830
Credit cards	397	389	35,430	33,827
Leases	6,973	6,973	2,204	2,157
Personal loans			18	17
Mortgage loans			13,559	13,526
Other loans	952,148	952,148	140,661	140,448
Guarantees granted	443	443	53,950	53,791
Total assistance	959,961	959,953	418,148	398,622

Deposits		108,606		2,364,042

85

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

	Subsidiaries		Associates and other related parties
	Maximum financing balances as of 12/31/2016	Balance as of 12/31/2016	Maximum financing balances as of 12/31/2016	Balance as of 12/31/2016

Documents			99,725	99,347
Overdraft			17,799	7,454
Credit cards	191	191	20,673	18,603
Leases	8,036	8,036	1,189	1,168
Personal loans			647	647
Mortgage loans			4,759	4,759
Other loans			175,770	161,287
Guarantees granted	885	885	14,532	14,365
Total assistance	9,112	9,112	335,094	307,630

Deposits		134,911		2,167,187

Transactions generated by the Bank with its subsidiaries and other related parties to it for transactions arranged within the scope of the usual and ordinary course of business, were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

As of September 30, 2018, December, 31 2017 and 2016, the income from loan transactions totaled 387,449, 83,850 and 15,781, respectively, while income generated from deposit transactions totaled 84,064, 163,814 and 141,184, respectively.

The Bank does not have loans granted to Directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of September 30, 2018 and December 31, 2017 and 2016, totaled 66,815, 64,409 and 30,807 respectively.

In addition, fees received by the Directors as of September 30, 2018 and December 31, 2017 and 2016 amounted to 420,052, 421,033 and 205,822 respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

	09/30/2018	12/31/2017	12/31/2016
Board of Directors	14	13	12
Top Management members of the key management personnel	10	10	10
	24	23	22

8.	NON-CURRENT ASSETS HELD FOR SALE

Non-current assets held for sale as of September 30, 2018 are described in Note 8 to the condensed consolidated interim Financial Statements.

9.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which in case it occurs, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions during the nine-month period ended on September 30, 2018.

86

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

The expected terms to settle these obligations are as follows:

	09/30/2018
	Within 12 months	Beyond 12 months	09/30/2018	12/31/2017	12/31/2016
For administrative, disciplinary and criminal penalties		718	718	718	9,110
Others	306,465	389,968	696,433	595,277	242,256
	306,465	390,686	697,151	595,995	251,366

In the opinion of the Management of the Bank and its legal advisors, there are no other significant effects than those disclosed in the accompanying Financial Statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

10.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of the balance of financial assets and liabilities the Bank expects to recover and settle as of September 30, 2018 and December 31, 2017 and 2016:

09/30/2018	No maturity	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in Banks	63,091,874
Debt securities at fair value through profit or loss	1,946	503,821	828,778
Derivative instruments		71,448
Other financial assets	1,304,429	812,774	71,619
Loans and other financing	1,505,133	98,924,812	60,282,453
Other debt securities		34,649,517	6,409,912
Financial assets delivered as guarantee	5,894,278
Investment in equity instruments	46,125
Total Assets	71,843,785	134,962,372	67,592,762
Liabilities
Deposits	91,067,738	102,909,575	116,604
Liabilities at fair value through profit or loss		233
Derivatives financial instruments		211,071
Other financial liabilities		10,912,347	150,526
Financing received from Central Bank and other financial entities		3,458,924	187,831
Issued corporate bonds		404,697	6,118,552
Subordinated corporate bonds		437,688	16,358,680
Total Liabilities	91,067,738	118,334,535	22,932,193

12/31/2017	No maturity	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in Banks	32,473,987
Debt securities at fair value through profit or loss		113,181	862,190
Derivative instruments		7,664
Repo transactions		1,419,808
Other financial assets		846,983	676,947
Loans and other financing		67,826,931	54,346,915
Other debt securities		33,611,201
Financial assets delivered as security	4,350,292	2,993,719
Investment in equity instruments	36,885
Total Assets	36,861,164	106,819,487	55,886,052

87

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

12/31/2017	No maturity	Total up to 12 months	Total over 12 months
Liabilities
Deposits	69,069,176	63,100,594	546,404
Liabilities at fair value to profit or loss		6,450
Derivative instruments		23,107
Repo transactions		2,688,093
Other financial liabilities		9,625,147	183,730
Financing received from Central Bank and other financial entities		1,006,966	166,874
Issued corporate bonds		118,356	4,593,860
Subordinated corporate bonds		80,004	485,755
Total Liabilities	69,069,176	76,648,717	5,976,623

12/31/2016	No maturity	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in Banks	32,992,475
Debt securities at fair value through profit or loss		31,956	243,430
Derivative instruments		9,721
Repo transactions		19,124
Other financial assets		739,306	3,888
Loans and other financing		49,014,679	32,460,645
Other debt securities		17,974,087
Financial assets delivered as security	2,261,475	1,200,994
Investment in equity instruments	337,309
Total Assets	35,591,259	68,989,867	32,707,963
Liabilities
Deposits	46,192,528	56,003,619	302,476
Repo transactions		1,095,634
Other financial liabilities		5,784,361	111,326
Financing received from Central Bank and other financial entities		193,618	66,648
Issued corporate bonds		1,745,851
Subordinated corporate bonds		67,429	6,309,108
Total Liabilities	46,192,528	64,890,511	6,789,558

11.	DISCLOSURES BY OPERATING SEGMENT

The Bank has an approach of its banking business that is described in Note 11 to the condensed consolidated interim Financial Statements.

12.	INCOME TAX

The main items of income tax expense in the condensed consolidated interim Financial Statements are as follows:

	09/30/2018		09/30/2017
	Accumulated from beginning year up to 09/30/2018	Quarter ended 09/30/2018	Accumulated from beginning year up to 09/30/2017	Quarter ended 09/30/2017
Current income tax expense	4,440,178	1,648,517	3,718,941	1,510,824
Gain for deferred income tax	(296,925)	(81,809)	(365,092)	(147,703)
Income tax expense recorded in the statement of income	4,143,253	1,566,708	3,353,849	1,363,121
Income tax gain recorded in other comprehensive income	(81,088)	(54,517)	(19,942)	(21,324)
	4,062,165	1,512,191	3,333,907	1,341,797

88

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

13.	COMMISSIONS INCOME

	09/30/2018		09/30/2017
Description	Accumulated from beginning year up to 09/30/2018	Quarter ended 09/30/2018	Accumulated from beginning year up to 09/30/2017	Quarter ended 09/30/2017
Performance obligations satisfied at a point in time (1)	5,692,756	2,047,789	4,210,359	1,342,807
Performance obligations satisfied over certain time period	19,229	9,004	298,996	290,952
	5,711,985	2,056,793	4,509,355	1,633,759

(1)	Mainly includes account maintenance fees, agreements and credit card commissions.

14.	DIFFERENCE IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

	09/30/2018		09/30/2017
Description	Accumulated from beginning year up to 09/30/2018	Quarter ended 09/30/2018	Accumulated from beginning year up to 09/30/2017	Quarter ended 09/30/2017
Translation of foreign currency assets and liabilities to pesos	(3,348,905)	(1,902,350)	768,973	439,294
Income from foreign currency Exchange	949,230	505,362	326,342	127,027
	(2,399,675)	(1,396,988)	1,095,315	566,321

15.	OTHER OPERATING INCOME

	09/30/2018		09/30/2017
Description	Accumulated from beginning year up to 09/30/2018	Quarter ended 09/30/2018	Accumulated from beginning year up to 09/30/2017	Quarter ended 09/30/2017
Services	2,671,481	962,727	2,216,193	759,649
Derecognition or substantial modification of financial liabilities	592,162	592,162
Other adjustments and interest from other receivables	151,312	71,674	48,106	22,698
Sale of investment property and other non-financial assets	137,227	104	13,134	2,821
Initial recognition of loans	95,719	45,970
Sale of property, plant and equipment	2,281	831	821
Debtor adjustment for sale of other assets with CER clauses	887	887
Other	426,579	144,230	398,007	98,711
	4,077,648	1,818,585	2,676,261	883,879

89

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

16.	EMPLOYEE BENEFITS

	09/30/2018		09/30/2017
Description	Accumulated from beginning year up to 09/30/2018	Quarter ended 09/30/2018	Accumulated from beginning year up to 09/30/2017	Quarter ended 09/30/2017
Remunerations	4,938,271	1,890,865	3,803,730	1,318,563
Social Security Contributions	967,789	363,443	732,091	243,206
Compensations and bonuses to employees	470,684	163,345	345,124	152,976
Employee services	150,729	58,340	137,183	44,448
	6,527,473	2,475,993	5,018,128	1,759,193

17.	ADMINISTRATION EXPENSES

	09/30/2018		09/30/2017
Description	Accumulated from beginning year up to 09/30/2018	Quarter ended 09/30/2018	Accumulated from beginning year up to 09/30/2017	Quarter ended 09/30/2017
Taxes	607,754	201,630	463,921	162,034
Maintenance, conservation and repair expenses	553,726	217,428	363,487	134,706
Security services	467,929	183,224	341,705	121,095
Fees to Directors and Syndics	442,031	162,010	268,892	109,574
Electricity and communications	350,918	138,226	226,708	80,307
Other fees	345,231	133,624	230,309	82,980
Leases	208,886	81,220	150,124	53,521
Advertising and publicity	160,387	78,374	130,767	53,368
Representation, travel and transportation expenses	65,048	23,858	48,168	18,970
Stationary and office supplies	33,301	12,335	25,601	8,635
Insurance	28,570	10,961	25,438	8,109
Hired administrative services	5,351	2,372	7,891	2,724
Other	994,832	365,805	654,720	221,475
	4,263,964	1,611,067	2,937,731	1,057,498

18.	OTHER OPERATING EXPENSES

	09/30/2018		09/30/2017
Description	Accumulated from beginning year up to 09/30/2018	Quarter ended 09/30/2018	Accumulated from beginning year up to 09/30/2017	Quarter ended 09/30/2017
Gross turnover tax	3,574,220	1,424,901	2,187,956	786,807
Charges for other provisions	523,795	205,874	311,715	156,070
Deposit Guarantee Fund contributions	198,239	75,661	141,700	49,958
Donations	57,295	16,569	60,591	21,316
Insurance claims	36,607	15,042	23,981	11,693
Initial loan recognition gain (loss)			40,991	(7,960)
Other	1,974,131	713,200	1,470,853	519,970
	6,364,287	2,451,247	4,237,787	1,537,854

90

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

19.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The Statement of Cash Flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the Statement of Cash Flows the Bank adopted the indirect method for Operating Activities and the direct method for Investment Activities and Financing Activities.

The Bank considers as “Cash and cash equivalents” the item Cash and Deposits in Banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the Statement of Cash Flows the Bank considered the following:

-	Operating activities: are the normal revenue-producing activities of the Bank as well as other activities that cannot be qualified as investing or financing activities.

-	Investing activities: are the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: are activities that result in changes in the size and composition of the shareholders equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the Statement of Cash Flows and the relevant accounting items of the Statement of financial position:

	09/30/2018	12/31/2017	09/30/2017	12/31/2016
Cash and Deposits in Banks	63,091,874	32,473,987	34,642,338	32,992,475
Debt securities at fair value		44	1,100	9,585
Other debt securities	34,648,009	4,828,008	14,200,535	14,148,240
	97,739,883	37,302,039	48,843,973	47,150,300

20.	CAPITAL STOCK

Note 20 to the condensed consolidated interim Financial Statements, presents the changes in the Bank´s capital stock.

21.	DEPOSIT GUARANTEE INSURANCE

Note 22 to the condensed consolidated interim Financial Statements describes the Deposit Guarantee Insurance System and the scope thereof.

Banco Macro SA holds an 8.4020% interest in the capital stock according to the percentages disclosed by Central Bank Communiqué “B” 11681 issued on March 20, 2018.

22.	RESTRICTED ASSETS

As of September 30, 2018 and December 31, 2017 the following Bank’s assets are restricted:

Item	09/30/2018	12/31/2017

Debt securities at fair value through profit or loss and other debt securities

• Central Bank of Argentina Internal Bills in pesos, maturity 10-17-2018 as of September 30, 2018 and maturity 02-21-2018 as of December 31, 2017 securing the fulfillment of the offsetting forward exchange buy and sell operations.	307,761	53,059

• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 used as security in favor of Sedesa (1).	119,679	117,454

91

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

Item (contd.)	09/30/2018	12/31/2017

• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing the regional economies Competitiveness Program – BID Loan No. 3174/OC-AR.	94,560	98,541

• Central Bank of Argentina Internal Bills in pesos, maturity 10-17-2018 as of September 30, 2018 and maturity 02/21/2018 as of December 31, 2017 securing operations through negotiation secured transaction Segment as the main counterparty of the MAE.	14,540	9,647

• Central Bank of Argentina Internal Bills in pesos, maturity 10-17-2018 as of September 30, 2018 and Discount bonds in pesos regulated by Argentinean legislation, maturing 2033, for minimum counterpart required for Agents to act in the new categories contemplated under Resolution No. 622/13, as amended of the CNV.	13,086	13,139

• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing the sectorial Credit Program of the Province of San Juan. Production investment financing fund.	5,989	8,704

• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing BID Loan of the Province of San Juan No. 2763/OC-AR.	5,752	8,869

• Secured Bonds under Presidential Decree No, 1579/02 as security for a loan received from Banco de Inversión y Comercio Exterior SA (Bice).		4,270

• Other government and private securities.	982	2,331

Subtotal Debt securities at fair value through profit or loss and other debt securities	562,349	316,014

Other financial assets

• Sundry debtors – foreclosure within the scope of the claim filed by the DGR against the City of Buenos Aires for differences in gross turnover tax.	827	827

Subtotal other financial assets	827	827

Loans and other financing – Non-financial sector and foreign residents

• Interests derived from contributions made as protector (2)	90,000	90,000
Subtotal Loans and other financing - Non-financial private sector and foreign residents	90,000	90,000

Financial assets delivered as guarantee

• Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities.	5,080,196	3,750,952

• Forward purchase for repo transactions.		2,993,719

• Guarantee deposits related to credit and debit card transactions.	644,846	592,890

• Other guarantee deposits.	169,236	6,450

Subtotal Other financial assets delivered as guarantee	5,894,278	7,344,011
Other non-financial assets

• Real property related to call options sold		222,023

Subtotal Other non-financial assets		222,023

Total	6,547,454	7,972,875

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

92

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made. The same correspond to the following risk funds: Garantizar SGR Risk Fund, Los Grobo SGR Risk Fund and Avaluar SGR Risk Fund as of September 30, 2018 and December 31, 2017.

Additionally, as of December 31, 2016, the amount of restricted assets was 3,877,051.

23.	TRUST AGREEMENTS

Note 24 to the condensed consolidated interim Financial Statements describes the different trust agreements according to the business purpose sought by the Bank, which may be summarized as follows:

1)	Financial trusts for investment purposes

Debt securities include mainly prepayments towards the placement price provisional of trust securities of the financial trusts under public offerings (Best Consumer Directo, Garbarino, Accicom, Secubono and Credicuotas Consumo). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation. If after making the best efforts, such trust securities cannot be placed, the Bank will retain the definitive trust securities.

In addition, the Bank´s portfolio is completed with financial trusts for investment purpose, trust securities of definitive financial trust in public offering (Consubond, Credimas, Garbarino, Chubut Regalías Hidrocarburíferas) and certificates of participation (Saenz Créditos, Gas Tucumán and Arfintech).

As of September 30, 2018 and December 31, 2017 and 2016 the debt securities with investment purposes and certificate of participation in financial trusts total 626,007, 1,003,312 and 719,918, respectively.

According to the latest accounting information available as of the date of issuance of these condensed separate interim Financial Statements, the corpus assets of the trusts, exceed the carrying amount in the related proportions.

2)	Trusts created using financial assets transferred by the Bank

As of September 30, 2018 and December 31, 2017 and 2016, considering the latest available accounting information as of the date of the accompanying condensed separate interim Financial Statements, the assets managed through Macro Fiducia SA of this type of trusts amount to 69,444, 116,387 and 58,633, respectively.

3)	Trusts guaranteeing loans granted by the Bank

As of September 30, 2018 and December 31, 2017 and 2016, considering the latest available accounting information as of the date of the accompanying condensed separate interim Financial Statements, the assets managed by the Bank amount to 342,799, 328,268 and 451,569, respectively.

93

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

4)	Trusts in which the Bank acts as Trustee (Management)

As of September 30, 2018 and December 31, 2017 and 2016, considering the latest available accounting information as of the date of the accompanying condensed separate interim Financial Statements, the assets managed by the Bank amount to 1,448,448, 1,302,687 and 1,396,421, respectively.

24.	COMPLIANCE WITH CNV REGULATIONS

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (N.T General Resolution 622/2013, as amended) the Bank is registered with this agency as agent for the custody of collective investment products of mutual funds (AC PIC FCI for their acronyms in Spanish language), comprehensive clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish language), financial trustee Agent (FF for its acronym in Spanish language ) and Guarantee Entity (in the process of being registered). In Note 25.3 to the condensed consolidated interim Financial Statements are described the number of shares subscribed by third parties and assets holds by the Bank in its capacity as Depositary company.

Additionally, the Bank’s shareholders’ equity exceeds the minimum amount required by this regulation, amounting to 36,500, as well as the minimum counterpart required of 12,500, which the Bank paid-in with government securities as described in Note 22 to the accompanying condensed separate interim Financial Statements.

In addition, Note 25.2 to the condensed consolidated interim Financial Statements presents the general policy of documents in custody, describing which information has been disclosed and delivered to third parties for custody.

25.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for September 2018 are listed below, indicating the balances as of month-end of the related items:

Description	Banco Macro SA
Cash and deposits in banks
Amounts in Central Bank accounts	46,953,896
Other debt securities
Central Bank of Argentina Internal Bills computable for the minimum cash requirements	9,206,985
Government securities computable for the minimum cash requirements	6,582,750
Financial assets delivered as guarantee
Special guarantee accounts with the Central Bank	5,080,196
Total	67,823,827

26.	PENALTIES APPLIED TO THE FINANCIAL ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE CENTRAL BANK

Note 27 to the condensed consolidated interim Financial Statements describes the penalties applied and the proceedings filed by the Central Bank against the Bank, classified as follows:

-	Summary proceedings filed by the Central Bank
-	Penalties applied by the Central Bank
-	Penalties applied by the UIF

The Bank’s Management and its legal advisors consider no further significant accounting effects could of the above mentioned, that should be recorded or disclosed.

94

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

27.	ISSUANCE OF CORPORATE BONDS

Note 28 to the condensed consolidated interim Financial Statements describes liabilities for corporate bonds recognized by the Bank as of September 30, 2018 and December 31, 2017, under the terms and conditions therein expressed.

The liabilities amounts for corporate bonds recorded by the Bank in these condensed separate interim Financial Statements are as follows:

Corporate Bonds	Original value	Residual face value as of 09/30/2018	09/30/2018	12/31/2017

Subordinated Resettable – Class A	USD 400,000,000	USD 400,000,000	16,796,368	7,565,759
Non-subordinated – Class B	Ps. 4,620,570,000	Ps. 3,391,052,000	3,607,777	4,712,216
Non-subordinated – Class C	Ps. 3,207,500,000	Ps. 2,727,500,000	2,915,472
Total			23,319,617	12,277,975

Additionally, as of December 31, 2016, the Bank recognized Class A subordinated resettable corporate bonds for 6,376,537 and Class 2 non-subordinated corporate bonds for 1,745,851.

28.	OFF BALANCE SHEET TRANSACTIONS

In addition to the expressed in Note 4, the Bank recognizes different off Balance sheet transactins, pursuant to the Central Bank standards. Below is presented the balances of the main off Balance sheet transactions as of September 30, 2018 and December 31, 2017 and 2016:

Item	09/30/2018	12/31/2017	12/31/2016
Preferred and other collaterals received from customers (1)	45,113,340	38,139,862	21,261,105
Custody of government and private securities and other assets held by third parties	66,538,599	70,772,660	41,094,883
Checks already deposited and pending clearance	1,394,402	1,266,305	1,134,949
Outstanding checks not yet paid	3,175,548	2,032,128	1,852,989

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force in this matter

29.	TAX AND OTHER CLAIMS

29.1.	Tax claims

Note 30.1 to the consolidated Financial Statements describes the most relevant claims pending resolution and filed by AFIP and the tax authorities of the relevant jurisdiction.

The Bank’s Management and its legal advisors consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in the accompanying Financial Statements.

29.2.	Other claims

Note 30.2 to the consolidated financial statements describes the most relevant claims pending resolution and filed by the different consumer protection associations.

95

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

The Bank’s Management and its legal advisors consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in the accompanying Financial Statements.

30.	RESTRICTION ON DIVIDENDS DISTRIBUTION

Note 31 to the Condensed consolidated interim Financial Statements describes the main legal provisions regulating the restriction on profit distribution.

31.	CAPITAL MANAGEMENT AND CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISKS MANAGEMENTS

Note 32 to the condensed consolidated interim Financial Statements describes the main guidelines of the Bank as to capital management and corporate governance transparency policy and risks management.

Additionally, the table below shows the minimum capital requirements effective for the month of September 2018, together with the integration thereof (computable equity) as of the end of such month:

Description	09/30/2018
Minimum capital requirements	18,176,921
Computable equity	60,220,705
Capital surplus	42,043,784

32.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT OF THE FINANCIAL AND CAPITAL SYSTEM

The international macroeconomic environment in general and the one in which the Bank operates and its impacts are described in Note 34 to the Condensed consolidated interim Financial statements.

33.	EVENTS AFTER REPORTING PERIOD

No events occurred between the end of the reporting period and the issuance of the accompanying interim Financial Statements that may materially affect the financial position or the profit and loss for the period, not disclosed in the accompanying condensed separate interim Financial Statements.

34.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed separate interim Financial Statements are presented in accordance with the accounting framework established by the Central, as mention in Note 3. These accounting standards may not conform with accounting principles generally accepted in other countries.

Delfin Jorge Ezequiel Carballo Chairman
96

EXHIBIT A

SEPARATE DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Holdings				Position
	09/30/2018			12/31/2017	09/30/2018

Name	Fair Value	Fair Value Level	Book balance	Book balance	Position without options	Options	Final position

DEBT SECURITIES AT FAIR VALUE TROUGH PROFIT OR LOSS
- Local
Government securities
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033		1	268,338	89,691	268,338		268,338
Debt Securities of Province of Río Negro in pesos - Badlar Private + 500 basis point - Maturity: 07-06-2020		2	118,289	281,881	118,289		118,289
Federal government bonds in US dollars - Fix rate 5.75% - Maturity 04-18-2025		1	97,857		97,857		97,857
Consolidation bonds in pesos 8° Serie - Maturity: 10-04-2022		1	88,075	105,882	88,075		88,075
Federal government treasury bonds in pesos - Maturity: 10-03-2021		2	86,284		86,284		86,284
Federal government bonds in pesos - Badlar Private + 200 basis point - Maturity 04-03-2022		1	53,630	292	53,630		53,630
Par bonds denominated in pesos - Maturity: 12-31-2038		1	45,838	38,677	45,838		45,838
Federal government bonds in pesos - Badlar Private + 325 basis point - Maturity 03-01-2020		1	34,735	573	34,735		34,735
Federal government bonds in pesos adjustable by CER - Vto. 07-22-2021		1	17,678		17,678		17,678
Federal government treasury bonds in US dollars - Maturity 10-12-2018		1	13,542		13,542		13,542
Other			13,310	202,410	13,310		13,310

Subtotal local government securities			837,576	719,406	837,576		837,576

Private securities
Financial Trust Underwriting Secubono		3	124,044		124,044		124,044
Debt Securities in Financial Trusts Garbarino 145 - Maturity: 03-11-2019		3	80,433		80,433		80,433
Financial Trust Underwriting Credicuotas Consumo		3	62,399		62,399		62,399
Debt Securities in Financial Class A Consubond 143		3	60,523		60,523		60,523
Debt Securities in Financial Trusts Chubut Regalías Hidrocarburíferas - Maturity: 07-01-2020		3	58,927	34,932	58,927		58,927
Financial Trust Underwriting Garbarino		3	52,038		52,038		52,038
Financial Trust Underwriting Best Consumer Directo		3	43,309		43,309		43,309
Financial Trust Underwriting Accicom Préstamos Personales		3	11,538		11,538		11,538
Debt Securities in Financial Trusts Credimas 33 - Maturity: 08-20-2019		3	2,622		2,622		2,622
Securities of public service companies		3	1,136	909	1,136		1,136
Other				220,124

Subtotal local private securities			496,969	255,965	496,969		496,969
TOTAL DEBT SECURITIES AT FAIR VALUE TROUGH PROFIT OR LOSS			1,334,545	975,371	1,334,545		1,334,545

Delfin Jorge Ezequiel Carballo Chairman
97

EXHIBIT A

(Continued)

SEPARATE DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Holdings				Position
	09/30/2018			12/31/2017	09/30/2018

Name	Fair Value	Fair Value Level	Book balance	Book balance	Position without options	Options	Final position

OTHER DEBT SECURITIES
Measured at fair value thought other comprehensive income
- Local
Government securities
International bonds of the Argentina Republic in US dollars at 7.125 - Maturity: 06-28-2117		1	99,000		99,000		99,000
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033		1	7,880		7,880		7,880
Consolidation bonds in pesos 8° Serie - Maturity: 10-04-2022				49,726
Otros
Subtotal local government securities			106,880	49,726	106,880		106,880

Central Bank of Argentina Bills
Liquidity letters of Central Bank of Argentina in pesos - Maturity 10-05-2018		1	12,444,868		12,444,868		12,444,868
Liquidity letters of Central Bank of Argentina in pesos - Maturity 10-04-2018		1	9,605,658		9,605,658		9,605,658
Liquidity letters of Central Bank of Argentina in pesos - Maturity 10-03-2018		1	9,125,002		9,125,002		9,125,002
Liquidity letters of Central Bank of Argentina in pesos - Maturity 10-01-2018		1	3,084,661		3,084,661		3,084,661
Central Bank of Argentina Internal Bills in pesos - Maturity 10-17-2018		1	387,820		387,820		387,820
Central Bank of Argentina Internal Bills in pesos - Maturity 11-21-2018		1	1,508		1,508		1,508
Central Bank of Argentina Internal Bills in pesos - Maturity 03-21-2018				6,333,072
Central Bank of Argentina Internal Bills in pesos - Maturity 01-17-2018				6,045,824
Central Bank of Argentina Internal Bills in pesos - Maturity 05-16-2018				5,769,624
Central Bank of Argentina Internal Bills in pesos - Maturity 04-18-2018				5,626,984
Other				8,854,691
Subtotal Central Bank of Argentina Bills			34,649,517	32,630,195	34,649,517		34,649,517
Total Other debt securities measured at fair value thought other comprehensive income			34,756,397	32,679,921	34,756,397		34,756,397

Measured at amortized cost
- Local
Debt securities
International bonds of the Argentina Republic in pesos - Fix rate 26 - Maturity: 11-21-2020	6,582,750	2	6,183,353		6,183,353		6,183,353
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033	126,847	1	119,679	117,454	119,679		119,679
Secured bonds in pesos under Presidential Decree No. 1579/02 at 2% - Maturity: 02-04-2018				4,720
Subtotal debt securities			6,303,032	121,724	6,303,032		6,303,032

Private securities
Fideicomiso Financiero Underwriting Consubond				360,363
Fideicomiso Financiero Underwriting Secubono				110,554
Fideicomiso Financiero Underwriting Garbarino				68,070
Fideicomiso Financiero Underwriting Accicom Préstamos Personales				51,041
Fideicomiso Financiero Underwriting Credicuotas Consumo				50,223
Fideicomiso Financiero Underwriting Agrocap				46,482
Fideicomiso Financiero Underwriting Mila				32,955
Fideicomiso Financiero Underwriting Best Consumer Directo				32,136
Fideicomiso Financiero Underwriting Best Consumer Finance				32,086
Fideicomiso Financiero Underwriting Credimas				25,646
Subtotal local Private securities				809,556

Total other debt securities measured at amortized cost			6,303,032	931,280	6,303,032		6,303,032

TOTAL OTHER DEBT SECURITIES			41,059,429	33,611,201	41,059,429		41,059,429

Delfin Jorge Ezequiel Carballo Chairman
98

EXHIBIT A

(Continued)

SEPARATE DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Holdings				Position
	09/30/2018			12/31/2017	09/30/2018

Name	Fair Value	Fair Value Level	Book balance	Book balance	Position without options	Options	Final position

EQUITY INSTRUMENTS
Measured at fair value trough profit or loss
Local
Mercado Abierto Electrónico SA		3	22,292	18,441	22,292		22,292
C.O.E.L.S.A		3	4,826	3,048	4,826		4,826
Sedesa		3	3,975	3,909	3,975		3,975
Argentina Clearing SA		3	3,217	3,217	3,217		3,217
Mercado a Término Rosario SA		3	2,569	2,569	2,569		2,569
Sanatorio Las Lomas SA		3	600	404	600		600
Proin SA		3	513	513	513		513
Provincanje SA		3	379	271	379		379
El Taura SA		3	185	185	185		185
Argencontrol SA		3	179	184	179		179
Other			93	141	93		93
Subtotal local			38,828	32,882	38,828		38,828

Foreign
Banco Latinoamericano de Comercio Exterior SA		1	6,249	3,688	6,249		6,249
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales		3	1,048	315	1,048		1,048
Subtotal foreign			7,297	4,003	7,297		7,297

Total measured at fair value trough profit or loss			46,125	36,885	46,125		46,125

TOTAL EQUITY INSTRUMENTS			46,125	36,885	46,125		46,125

TOTAL GOVERNMENT AND PRIVATE SECURITIES			42,440,099	34,623,457	42,440,099		42,440,099

As of December 31, 2016, debt securities at fair value through profit or loss amounted to 275,386, Other Debt Securities to 17,974,087 and Equity instruments to 337,309.

Delfin Jorge Ezequiel Carballo Chairman
99

EXHIBIT B

SEPARATE CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	09/30/2018	12/31/2017	12/31/2016

COMMERCIAL

In normal situation	67,851,008	48,622,186	34,128,374
With Senior “A” collateral and counter-collateral	2,206,064	3,795,181	2,538,782
With Senior “B” collateral and counter-collateral	7,781,137	7,426,689	5,119,268
Without Senior collateral or counter-collateral	57,863,807	37,400,316	26,470,324

Subject to special monitoring	588,579	298,886	27,887
In observation
With Senior “A” collateral and counter-collateral	3,163	6,042
With Senior “B” collateral and counter-collateral	75,582	66,613	18,875
Without Senior collateral or counter-collateral	453,324	226,231	9,012
In negotiationor with refinancing agreements
Without Senior collateral or counter-collateral	56,510

Troubled	434,040	37,164	50,039
With Senior “A” collateral and counter-collateral		3,441
With Senior “B” collateral and counter-collateral	141,081	22,971	50,039
Without Senior collateral or counter-collateral	292,959	10,752

With high risk of insolvency	180,449	143,881	137,431
With Senior “A” collateral and counter-collateral	1,265	729	1,882
With Senior “B” collateral and counter-collateral	164,153	86,437	61,374
Without Senior collateral or counter-collateral	15,031	56,715	74,175

Irrecoverable			4
Without Senior collateral or counter-collateral
			4
Subtotal Commercial	69,054,076	49,102,117	34,343,735

Delfin Jorge Ezequiel Carballo Chairman
100

EXHIBIT B

(Continued)

SEPARATE CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	09/30/2018	12/31/2017	12/31/2016

CONSUMER AND MORTGAGE

Performing	93,869,858	74,624,457	48,698,468
With Senior “A” collateral and counter-collateral	2,930,202	2,129,722	767,733
With Senior “B” collateral and counter-collateral	13,647,125	6,847,800	2,483,434
Without Senior collateral or counter-collateral	77,292,531	65,646,935	45,447,301

Low risk	1,664,709	941,697	502,812
With Senior “A” collateral and counter-collateral	25,516	6,359	1,486
With Senior “B” collateral and counter-collateral	91,521	31,801	20,622
Without Senior collateral or counter-collateral	1,547,672	903,537	480,704

Medium risk	1,036,025	544,375	390,339
With Senior “A” collateral and counter-collateral	8,441	1,447	3,188
With Senior “B” collateral and counter-collateral	35,367	13,506	7,634
Without Senior collateral or counter-collateral	992,217	529,422	379,517

High risk	696,214	397,696	268,927
With Senior “A” collateral and counter-collateral	11,464	496	2,099
With Senior “B” collateral and counter-collateral	24,279	18,106	20,284
Without Senior collateral or counter-collateral	660,471	379,094	246,544

Irrecoverable	257,978	139,268	87,190
With Senior “A” collateral and counter-collateral	438
With Senior “B” collateral and counter-collateral	24,979	17,924	16,642
Without Senior collateral or counter-collateral	232,561	121,344	70,548

Irrecoverable according to Central Bank's rules	738	206	210
Without Senior collateral or counter-collateral	738	206	210

Subtotal consumer and mortgage	97,525,522	76,647,699	49,947,946
Total	166,579,598	125,749,816	84,291,681

This exhibit disclosures the contractual figures in accordance as established by Central Bank. The conciliation with the condensed separated interim statement of financial position, is listed below:

	As of 09/30/2018	As of 12/31/2017	As of 12/31/2016
Loans and other financing	160,712,398	122,173,846	81,475,324
+ Allowances for loans and other financing losses	3,573,453	2,470,302	1,662,752
+ Adjustment measurement at amortized cost anf fair value	211,131	279,293	233,242
+ Corporate bonds		226,598	277,666
Guarantees provided and contingent liabilities	2,082,616	599,777	642,697
Total computable concepts	166,579,598	125,749,816	84,291,681

Delfin Jorge Ezequiel Carballo Chairman
101

EXHIBIT C

SEPARATE CONCENTRATION OF LOANS AND FINANCING-FACILITIES

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	09/30/2018		12/31/2017		12/31/2016

Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio

10 largest customers	18,713,753	11.23	11,151,842	8.87	6,353,953	7.54
50 next largest customers	22,431,975	13.47	11,488,939	9.14	8,920,400	10.58
100 next largest customers	12,906,550	7.75	7,505,554	5.97	5,525,254	6.55
Other customers	112,527,320	67.55	95,603,481	76.02	63,492,074	75.33

Total (1)	166,579,598	100.00	125,749,816	100.00	84,291,681	100.00

(1)	See Exhibit B

Delfin Jorge Ezequiel Carballo Chairman
102

EXHIBIT D

SEPARATE BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Remaining terms to maturity

Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector - Central Bank		115,797	377,947	396,684	713,057	992,569	495,526	3,091,580
Financial sector		1,082,280	504,711	1,223,816	1,594,817	1,033,086	42,708	5,481,418
Non-financial private sector and foreign residents	2,025,602	40,691,888	23,122,920	23,761,728	29,575,963	32,042,995	61,993,170	213,214,266

Total	2,025,602	41,889,965	24,005,578	25,382,228	31,883,837	34,068,650	62,531,404	221,787,264

SEPARATE BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Remaining terms to maturity

Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector - Central Bank		51,131	219,501	183,337	543,855	982,347	876,255	2,856,426
Financial sector		1,844,657	450,276	710,764	755,578	1,005,476	228,185	4,994,936
Non-financial private sector and foreign residents	847,585	34,163,062	17,642,583	16,550,145	18,000,025	26,527,720	46,828,878	160,559,998

Total	847,585	36,058,850	18,312,360	17,444,246	19,299,458	28,515,543	47,933,318	168,411,360

SEPARATE BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Remaining terms to maturity

Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector - Central Bank		747,993	124,713	384,876	142,487	272,196	230,432	1,902,697
Financial sector		403,961	453,069	486,055	384,924	239,092	52,674	2,019,775
Non-financial private sector and foreign residents	512,311	27,908,295	12,322,113	11,244,077	12,270,971	16,758,463	22,362,248	103,378,478

Total	512,311	29,060,249	12,899,895	12,115,008	12,798,382	17,269,751	22,645,354	107,300,950

This exhibit disclosoures contractual future cash flows that included interests and accesories to be accrued until maturity of the contracts.

Delfin Jorge Ezequiel Carballo Chairman
103

EXHIBIT F

SEPARATE CHANGE IN PROPERTY, PLANT AND EQUIPMENT

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Origination Value at Beginning	Useful life			Depreciation for the period				Residual value at
Item	of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	end of the period

Cost
Buildings	4,285,709	50	81,724	232,595	397,490	101,278	64,099	360,311	3,774,527
Furniture and facilities	339,327	10	28,902	951	126,282	10	24,862	151,134	216,144
Machinery and equipment	939,919	5	294,670	110,045	509,167		135,003	644,170	479,374
Vehicles	109,825	5	14,901	4,818	75,696	3,908	12,801	84,589	35,319
Work in progress	2,068,485		866,318	41,858					2,892,945

Total property, plant and equipment	7,743,265		1,286,515	390,267	1,108,635	105,196	236,765	1,240,204	7,398,309

SEPARATE CHANGE IN PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Origination Value at				Depreciation for the fiscal year				Residual
Item	beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	Of the fiscal year	At the end	value at end of the fiscal year
Cost
Buildings (1)	4,212,321	50	81,206	7,818	304,854	5,293	97,929	397,490	3,888,219
Furniture and facilities	302,023	10	37,304		94,493		31,789	126,282	213,045
Machinery and equipment	713,262	5	229,575	2,918	370,753	2,548	140,962	509,167	430,752
Vehicles	91,142	5	23,587	4,904	65,079	3,800	14,417	75,696	34,129
Work in progress	1,210,316		899,056	40,887					2,068,485

Total property, plant and equipment	6,529,064		1,270,728	56,527	835,179	11,641	285,097	1,108,635	6,634,630

(1)	As of December 31, 2016, the deemed cost of the Bank´s buildings amounted to 3,837,616.

Delfin Jorge Ezequiel Carballo Chairman
104

EXHIBIT F

(Continued)

SEPARATE CHANGE IN INVESTMENT PROPERTY

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Origination Value at beginning	Useful life			Depreciation for the period				Residual value at
Item	of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	end of the period

Cost
Others investment properties	1,735,399	50	131,550	175,226	15,611	1,778	4,064	17,897	1,673,826

Total investment property	1,735,399		131,550	175,226	15,611	1,778	4,064	17,897	1,673,826

SEPARATE CHANGE IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Origination Value at				Depreciation for the fiscal year				Residual
Item	beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	Of the fiscal year	At the end	value at end of the fiscal year

Cost
Others investment properties (1)	1,636,692	50	127,139	28,432	17,879	7,784	5,516	15,611	1,719,788

Total investment property	1,636,692		127,139	28,432	17,879	7,784	5,516	15,611	1,719,788

(1)	As of December 31, 2016, the deemed cost of the Bank´s buildings amounted to 2,891,947 and the adjustment for this concept up to 2,353,159. Part of this adjustment is recorded on Property, Plant and Equipment in Work in progress.

Delfin Jorge Ezequiel Carballo Chairman
105

EXHIBIT G

SEPARATE CHANGE IN INTANGIBLE ASSETS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Origination Value at beginning	Useful life			Depreciation for the period				Residual value at
Item	of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	end of the period

Cost
Licenses	306,420	5	127,928	6,162	156,864	1	46,376	203,239	224,947
Goodwill - Bussiness combination			210,927						210,927
Other intangible assets	1,179,178	5	485,915	56,188	518,225		189,252	707,477	901,428

Total intangible assets	1,485,598		824,770	62,350	675,089	1	235,628	910,716	1,337,302

SEPARATE CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Origination Value at				Depreciation for the fiscal year				Residual
Item	beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	Of the fiscal year	At the end	value at end of the fiscal year

Cost
Goodwill - Bussiness combination	20,609		35,596	56,205
Licenses	161,335	5	150,891	5,826	54,331	3	102,536	156,864	149,556
Other intangible assets	843,745	5	635,974	300,541	398,257		119,968	518,225	660,953

Total investment property	1,025,689		822,461	362,572	452,588	3	222,504	675,089	810,509

Delfin Jorge Ezequiel Carballo Chairman
106

EXHIBIT H

SEPARATE DEPOSIT CONCENTRATION

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	09/30/2018		12/31/2017		12/31/2016

Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	12,504,820	6.44	8,879,036	6.69	6,187,859	6.04
50 next largest customers	13,201,629	6.80	6,701,842	5.05	6,415,928	6.26
100 next largest customers	7,863,369	4.05	4,617,386	3.48	3,954,135	3.86
Other customers	160,524,099	82.70	112,517,910	84.78	85,940,701	83.84

Total	194,093,917	100.00	132,716,174	100.00	102,498,623	100.00

Delfin Jorge Ezequiel Carballo Chairman
107

EXHIBIT I

SEPARATE BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF SEPTEMBER 30, 2018

(Translation of financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Remaining terms to maturity

Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	160,984,889	27,293,801	4,663,198	3,109,090	110,533	13,017	196,174,528

From the non-financial government sector	10,428,233	1,651,073	170,566	8,140	29		12,258,041
From the financial sector	149,859						149,859
From the non-financial private sector and foreign residents	150,406,797	25,642,728	4,492,632	3,100,950	110,504	13,017	183,766,628

Liabilities at fair value through profit or loss	233						233

Derivative instruments	94,936	114,825	1,310				211,071

Other financial liabilities	10,869,455	24,579	9,146	14,929	23,632	147,037	11,088,778

Financing received from the Central Bank of Argentina and other financial institutions	1,222,571	672,472	1,019,225	618,518	88,653	149,700	3,771,139

Issued corporate bonds	235,711	404,300	235,711	868,036	1,746,321	8,437,762	11,927,841

Subordinated corporate bonds		552,105		552,105	1,104,211	23,536,051	25,744,472

Total	173,407,795	29,062,082	5,928,590	5,162,678	3,073,350	32,283,567	248,918,062

This exhibit disclosures contractual future cash flows that include interests and accesories to be accrued until maturity of the contracts.

Delfin Jorge Ezequiel Carballo Chairman
108

EXHIBIT I

(Continued)

SEPARATE BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Remaining terms to maturity

Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	113,423,914	17,903,144	2,517,574	525,834	27,666	7,458	134,405,590

From the non-financial government sector	8,897,189	419,219	242,413	963	17,565		9,577,349
From the financial sector	81,357						81,357
From the non-financial private sector and foreign residents	104,445,368	17,483,925	2,275,161	524,871	10,101	7,458	124,746,884

Liabilities at fair value through profit or loss	6,450						6,450

Derivative instruments	23,107						23,107

Repo Transactions	2,688,093						2,688,093

Other financial institutions	2,688,093						2,688,093
Other financial liabilities	9,601,982	21,720	10,720	16,518	25,559	163,965	9,840,464

Financing received from the Central Bank of Argentina and other financial institutions	927,139	91,695	11,605	15,967	34,289	94,109	1,174,804

Issued corporate bonds			404,300	404,300	808,600	6,642,069	8,259,269

Subordinated corporate bonds			266,082	271,935	543,869	11,316,764	12,398,650

Total	126,670,685	18,016,559	3,210,281	1,234,554	1,439,983	18,224,365	168,796,427

This exhibit disclosures contractual future cash flows that include interests and accesories to be accrued until maturity of the contracts.

Delfin Jorge Ezequiel Carballo Chairman
109

EXHIBIT I

(Continued)

SEPARATE BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Remaining terms to maturity

Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	86,801,634	15,016,867	1,669,383	311,924	8,678	3,413	103,811,899

From the non-financial government sector	4,904,400	851,853	209,803	86,529	117		6,052,702
From the financial sector	55,860						55,860
From the non-financial private sector and foreign residents	81,841,374	14,165,014	1,459,580	225,395	8,561	3,413	97,703,337

Repo Transactions	1,095,634						1,095,634

Other financial institutions	1,095,634						1,095,634
Other financial liabilities	5,277,791	480,634	6,909	6,868	10,826	147,157	5,930,185

Financing received from the Central Bank of Argentina and other financial institutions	85,690	49,164	90,378	14,207	9,867	12,780	262,086

Issued corporate bonds		1,758,053					1,758,053

Subordinated corporate bonds			213,978	213,978	427,955	9,763,723	10,619,634

Total	93,260,749	17,304,718	1,980,648	546,977	457,326	9,927,073	123,477,491

This exhibit disclosures contractual future cash flows that include interests and accesories to be accrued until maturity of the contracts.

Delfin Jorge Ezequiel Carballo Chairman
110

EXHIBIT J

SEPARATE CHANGES IN PROVISIONS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Balances at beginning of		Decreases
Breakdown	fiscal year	Increases	Charge off	06/30/2018	12/31/2017	12/31/2016

For Administrative, disciplinary and criminal sanctions	718			718	718	9,110

Other	595,277	523,795	422,639	696,433	595,277	242,256

Total Provisions	595,995	523,795	422,639	697,151	595,995	251,366

Delfin Jorge Ezequiel Carballo Chairman
111

EXHIBIT K

SEPARATE COMPOSITION OF CAPITAL STOCK

AS OF SEPTEMBER 30, 2018

(Translation of financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

Shares				Capital stock

		Face	Votes per	Issued	In
Class	Stock number	Value	share	Outstanding	Portfolio	Paid in

Registered common stock A	11,235,670	1	5	11,236		11,236

Registered common stock B	658,427,351	1	1	636,964	21,463	658,427

Total	669,663,021			648,200	21,463	669,663

SEPARATE COMPOSITION OF CAPITAL STOCK

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

Shares				Capital stock

		Face	Votes per	Issued	In
Class	Stock number	Value	share	Outstanding	Portfolio	Paid in

Registered common stock A	11,235,670	1	5	11,236		11,236

Registered common stock B	658,427,351	1	1	658,427		658,427

Total	669,663,021			669,663		669,663

Delfin Jorge Ezequiel Carballo Chairman
112

EXHIBIT K

(Continued)

SEPARATE COMPOSITION OF CAPITAL STOCK

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

Shares				Capital stock

			Votes per	Issued
Class	Stock number	Face Value	share	Outstanding	Paid in

Registered common stock A	11,235,670	1	5	11,236	11,236

Registered common stock B	573,327,358	1	1	573,327	573,327

Total	584,563,028			584,563	584,563

Delfin Jorge Ezequiel Carballo Chairman
113

EXHIBIT L

SEPARATE FOREIGN CURRENCY BALANCES

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	09/30/2018					12/31/2017	12/31/2016

	Total headquarter and local	Total per currency
Items	branches	US dollar	Euro	Real	Other	Total	Total

ASSETS
Cash and deposits in banks	35,772,987	35,482,392	204,717	21,735	64,143	19,751,378	20,074,325
Debt securities at fair value through profit or loss	172,137	172,137				50,860	12,734
Other financial assets	1,423,058	1,423,058				681,269	333,169
Loans an other financing	45,535,387	45,535,387				18,651,478	10,105,068
Other financial institutions	567,055	567,055				175,116	94,834
From the non-financial private sector and
foreign residents	44,968,332	44,968,332				18,476,362	10,010,234
Other debt securities	99,000	99,000				46,482	937,900
Financial assets delivered as guarantee	974,926	974,926				240,882	95,174
Investments in equity instruments	7,297	7,297				4,002	3,578
Investments in subsidiaries, associates and joint arrangements	1,571,048	1,571,048				912,766	823,876

Total Assets	85,555,840	85,265,245	204,717	21,735	64,143	40,339,117	32,385,824

LIABILITIES
Deposits	68,226,658	68,226,658				29,799,489	21,793,774
Non-financial government sector	2,054,944	2,054,944				3,794,318	536,942
Financial sector	113,776	113,776				45,895	27,972
Non-financial private sector and foreign residents	66,057,938	66,057,938				25,959,276	21,228,860
Other financial liabilities	2,648,972	2,513,552	134,235		1,185	1,182,283	876,089
Financing from BCRA and other financial Institutions	2,404,969	2,404,969				887,321	131,361
Issued corporate bonds							1,745,851
Subordinated corporate bonds	16,796,368	16,796,368				7,565,759	6,376,537
Other non-financial liabilities	32,373	32,373				45,920	61

Total Liabilities	90,109,340	89,973,920	134,235		1,185	39,480,772	30,923,673

Delfin Jorge Ezequiel Carballo Chairman
114

EXHIBIT O

SEPARATE DERIVATIVE FINANCIAL INSTRUMENTS

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	Originally agreed weighted monthly average term	Residual weighted monthly average term	Weighted daily average term settlement of differences	Amount (*)

Futures	Intermediation - own account	Foreign currency	Daily settlement of differences	MAE (over-the-counter electronic market)	1	1	1	2,073,612

Futures	Intermediation - own account	Foreign currency	Daily settlement of differences	ROFEX (over-the-counter electronic market) electronic market)	2	2	1	667,064

Forward	Intermediation	Foreign	Maturity settlement of differences	Over The Counter - Residents in Argentina - Non-financial sector	3	2	30	949,090

(*)	Relative to valuation of the underlying assets traded, disclosed in absolute terms.

Delfin Jorge Ezequiel Carballo Chairman
115

EXHIBIT Q

SEPARATE BREAKDOWN OF STATEMENT OF INCOME

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Net financial Income/ Loss

	Obligatory measurement

Items	Quarter ended 09/30/2018	Accumulated from beginning of period up to 09/30/2018

For measurement of financial assets at fair value through gain or loss
Gain from government securities	162,850	247,813
Gain from private securities	12,158	34,493
Gain investment in derivative financing instruments
Fowards transactions	234,461	234,461
Gain from other financial assets	26,254	54,584
From investment in equity instruments	(2)	6,113
Loss from sales of financial assets at fair value	(66,678)	(106,294)
For measurement of financial liabilities at fair value through Gain
Gain from derivative financial instruments	5,970

Total	375,013	471,170

Delfin Jorge Ezequiel Carballo Chairman
116

EXHIBIT Q

(Continued)

SEPARATE BREAKDOWN OF STATEMENT OF INCOME

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Net financial Income/ Loss
Interest and adjustment for the aplication of the efective interest rate of financial assets measured at amortized cost	Quarter ended 09/30/2018	Accumulated from beginning of period up to 09/30/2018

Interest income
For cash and bank deposits	4,684	9,636
For government securities	343,139	373,266
For debt securities	69,868	169,889
Financial sector	478,911	1,035,349
Non-financial private sector
Overdrafts	1,441,247	3,171,071
Documents	847,214	2,214,697
Mortgage loans	1,024,300	2,288,487
Pledge loans	138,504	421,359
Personal loans	4,488,940	12,382,887
Credit cards	1,646,938	4,316,412
Financial leases	40,158	108,700
Other	1,200,939	2,999,006
For repo transactions
Cental Bank of Argentina		21,248
Other financial institutions	7,610	65,854

Total	11,732,452	29,577,861

Interest expenses
from deposits
Non-financial private sector
Checking accounts	142,137	142,137
Savings accounts	88,844	202,811
Time deposits and investments accounts	4,948,561	11,147,564
for financing received from Central Bank of Argentina and other financial institutions	44,911	78,009
for repo transactions
Other financial institutions	65,702	121,014
for other financial liabilities	18,433	23,764
for issued corporate bonds	405,786	1,028,860
for subordinated corporate bonds	252,059	565,465

Total	5,966,433	13,309,624

Delfin Jorge Ezequiel Carballo Chairman
117

EXHIBIT Q

(Continued)

SEPARATE BREAKDOWN OF STATEMENT OF INCOME

AS OF SEPTEMBER 30, 2018

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Income for the period		Other comprehensive income
Interest and adjustment for the aplication of the efective interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 09/30/2018	Accumulated from beginning of period up to 09/30/2018	Quarter ended 09/30/2018	Accumulated from beginning of period up to 09/30/2018

From debt government securities	3,938,506	9,062,571	(181,724)	(270,294)
Total	3,938,506	9,062,571	(181,724)	(270,294)

	Income for the period
Commissions income	Quarter ended 09/30/2018	Accumulated from beginning of period up to 09/30/2018

Commissions related to obligations	1,945,916	5,419,955
Commissions related to credits	20,809	62,233
Commissions related to loans commiments and financial guarantees	468	921
Commissions related to securities value	19,884	66,982
Commissions related to trading and foreign Exchange transactions	69,716	161,894
	2,056,793	5,711,985

	Income for the period
Commissions Expense	Quarter ended 09/30/2018	Accumulated from beginning of period up to 09/30/2018

Commissions related to transactions to debt securities		208
Other	120,069	464,703
	120,069	464,911

Delfin Jorge Ezequiel Carballo Chairman
118

EXHIBIT Q

SEPARATE BREAKDOWN OF STATEMENT OF INCOME

AS OF SEPTEMBER 30, 2017

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Net financial Income/ Loss
	Obligatory measurement
Items	Quarter ended 09/30/2017	Accumulated from beginning of period up to 09/30/2017

For measurement of financial assets at fair value through gain or loss
Gain from government securities	141,030	221,151
Gain from other financial assets	13,151	25,467
From investment in equity instruments	9,840	15,118
For measurement of financial liabilities at fair value through profit or loss
Gain from derivative financial instruments	5,634	(9,033)

Total	169,655	252,703

Delfin Jorge Ezequiel Carballo Chairman
119

EXHIBIT Q

(Continued)

SEPARATE BREAKDOWN OF STATEMENT OF INCOME

AS OF SEPTEMBER 30, 2017

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Net financial Income/ Loss
Interest and adjustment for the aplication of the efective interest rate of financial assets measured at amortized cost	Quarter ended 09/30/2017	Accumulated from beginning of period up to 09/30/2017

Interest income
For cash and bank deposits	6,080	6,979
For private securities	50,047	164,836
Financial sector	127,654	324,808
Non-financial private sector
Overdrafts	675,643	1,942,586
Documents	427,959	1,170,167
Mortgage loans	194,833	542,602
Pledge loans	128,614	344,608
Personal loans	3,116,642	8,522,955
Credit cards	969,662	2,934,301
Financial leases	29,694	76,027
Other	729,536	1,844,873
for repo transactions
Cental Bank of Argentina	4,786	436,591
Other financial institutions	7,563	21,205

Total	6,468,713	18,332,538

Interest expenses
From deposits
Non-financial private sector
Cheking accounts	29,392	77,294
Time deposits and investments accounts	2,170,060	6,017,014
for Financing received from Central Bank of Argentina and other financial institutions	18,931	33,406
for repo transactions
Other financial institutions	57,739	87,954
for other financial liabilities	6,945	21,952
for issued corporate bonds	202,726	292,927
for subordinated corporate bonds	122,275	332,825

Total	2,608,068	6,863,372

Delfin Jorge Ezequiel Carballo Chairman
120

EXHIBIT Q

(Continued)

SEPARATE BREAKDOWN OF STATEMENT OF INCOME

AS OF SEPTEMBER 30, 2017

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Income for the period		Other comprehensive income
Interest and adjustment for the aplication of the efective interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 09/30/2017	Accumulated from beginning of period up to 09/30/2017	Quarter ended 09/30/2017	Accumulated from beginning of period up to 09/30/2017

From debt government securities	1,593,674	3,460,215	(60,927)	(56,975)
Total	1,593,674	3,460,215	(60,927)	(56,975)

	Income for the period
Commissions income	Quarter ended 09/30/2017	Accumulated from beginning of period up to 09/30/2017

Commissions related to obligations	1,538,696	4,261,792
Commissions related to credits	34,055	87,984
Commissions related to loans commiment and financial guarantees	745	2,408
Commissions related to securities value	16,012	43,393
Commissions related to transactions trade and foreign Exchange transactions	44,251	113,778
	1,633,759	4,509,355

	Income for the period
Commissions Expense	Quarter ended 09/30/2017	Accumulated from beginning of period up to 09/30/2017

Commissions related to transactions to debt securities	130	155
Other	159,435	449,767
	159,565	449,922

Delfin Jorge Ezequiel Carballo Chairman
121

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - SEPARATES ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Balances at beginning of the		Decreases
Item	fiscal year	Increases	Reversals	Charge off	06/30/2018	12/31/2017	12/31/2016

Other financial assets	4,916	2,150		1,730	5,336	4,916	4,147
Loans and other financing	2,470,302	2,049,929	37,657	909,120	3,573,453	2,470,302	1,662,753
Other financial institutions	31,251	12,936	4,701		39,486	31,251	17,256
To the non-financial private sector and foreign residents
Overdrafts	138,311	136,331	6,795	33,345	234,502	138,311	133,644
Documents	200,750	134,958	807	20,432	314,469	200,750	123,881
Mortgage loans	146,296	120,690	13,466	10,273	243,247	146,296	70,570
Pledge loans	73,070	28,173	3,681	19,041	78,521	73,070	40,717
Personal loans	1,055,897	944,610	267	530,140	1,470,100	1,055,897	683,837
Credit cards	557,682	389,622	905	212,956	733,443	557,682	406,779
Financial leases	6,487	116	1,188		5,415	6,487	3,994
Other	260,558	282,493	5,847	82,933	454,271	260,558	182,075

Total of allowances	2,475,218	2,052,079	37,657	910,850	3,578,790	2,475,218	1,666,900

Delfin Jorge Ezequiel Carballo Chairman
122

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 15, 2019

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer